CABOT CORPORATION

ANNUAL REPORT
2024



CABOT

CABOT CORPORATION: A COMPELLING INVESTMENT THESIS

1

Right Strategy "Creating for Tomorrow"

- Grow
- Innovate
- Optimize

2

Technology Aligned with Key Macrotrends

- Changing Mobility Landscape
- Global Infrastructure Build-out
- The Sustainability Transition

3

Growth Objectives

- Targeting 3-year Adj. EPS[1] CAGR of 7–10%
- Growth driven by expectation of strong results in both segments
- Management team with a proven track record of execution

4

Capital Allocation

- Strong cash flow generation
- Balanced capital allocation focused on funding advantaged growth and returning capital to shareholders

HIGHLIGHTS 2024

 Diluted EPS of **$6.72**
Adjusted EPS[1] of **$7.06**

 Adjusted EBITDA[1] of **$777M**

 Record Reinforcement Materials EBIT[1] of **$537M**

 Operating cash flow of **$692M**
Discretionary free cash flow[1] of **$479M**

 Returned **$265M** to shareholders through dividends and share repurchases

[1] Non-GAAP measures. For definitions and reconciliation to the most directly comparable U.S. GAAP measure, see supplemental information for Non-GAAP Reconciliations located at cabotcorp.com/investors under Financials.








A MESSAGE TO OUR SHAREHOLDERS

Sean D. Keohane
President and Chief Executive Officer

Fiscal year 2024 was a year marked by significant strategic accomplishments and strong delivery for our shareholders. In December of 2021, we introduced our "Creating for Tomorrow" strategy, which is built on three pillars; Grow, Innovate and Optimize. To grow, we focus on investing for advantaged growth in applications and geographies where we have a leadership position. Our innovation pillar aims to develop innovative products and processes that enable a more sustainable future and where we believe we have a strong "right to win." Finally, to optimize, we incorporate a continuous improvement mindset into everything we do. At the same time of this strategy launch, we also outlined a set of 3-year corporate goals for adjusted earnings per share[1] (EPS) growth and discretionary free cash flow[1] generation. Specifically, we targeted to grow adjusted EPS[1] at a compound annual growth rate (CAGR) of between 8%-12% and to generate cumulative discretionary free cash flow[1] (DFCF) in excess of $1 billion from fiscal years 2022 through 2024. I am very pleased to report that we delivered at the top end of the adjusted EPS[1] goal range, achieving a CAGR of 12%, and generated cumulative DFCF[1] of $1.2 billion through fiscal year 2024.

This level of performance was delivered despite a very challenging macroeconomic and geopolitical landscape. The continued war in Ukraine, heightened instability in the Middle East, and rising trade tensions with China created a very challenging backdrop. Additionally, the European economy remained very weak, and China's growth was muted as it has struggled to shift its growth model from one driven by real estate and supply-side capacity investment to an economy fueled by consumption. Finally, we had to combat sharp inflationary pressures over the last few years and the ensuing interest rate increases, which negatively impacted rate sensitive end-markets such as real estate and construction, and constrained consumer spending.

Our ability to achieve our financial goals in the face of these headwinds is a testament to the resilience and agility of the Cabot team, the strength of our portfolio and leadership positions, and our collective commitment to execute against our goals. This high level of execution has been recognized in our strong total shareholder return (TSR) performance, where we exceeded the S&P 400 chemicals index and our chemical peer group by a wide margin over the one-year and three-year time periods ending September 30, 2024.

In addition to strong operational execution, we also advanced important strategic priorities in the fiscal year, including the continued development of our Battery Materials product line and notable progress in our sustainability journey. As I look to the future, I believe we are well positioned to drive long-term growth and deliver top-tier shareholder returns. Our achievements this year have set a strong foundation for future success, underscoring our ability to navigate complexity, capitalize on emerging opportunities, and deliver value through innovation.

[1] Non-GAAP measures. For definitions and reconciliation to the most directly comparable U.S. GAAP measure, see supplemental information for Non-GAAP Reconciliations located at cabotcorp.com/investors under Financials.

STRONG FINANCIAL RESULTS

We generated very strong financial results in fiscal year 2024, with adjusted EPS[1] reaching $7.06, marking a 31% increase from the prior year. These gains were driven by growth in both our Reinforcement Materials and Performance Chemicals segments. Reinforcement Materials EBIT[1] increased by 11% to $537 million, propelled by higher volumes, favorable pricing, improved product mix, and strong operational execution. The Performance Chemicals segment rebounded significantly over fiscal year 2023, with EBIT[1] up 31% to $164 million as volumes reconnected with underlying demand in the second half of the year, resulting in higher volumes and a somewhat more normalized product mix.

The cash flow characteristics of the Cabot portfolio remain very strong, and in fiscal year 2024 we generated operating cash flow of $692 million and discretionary free cash flow[1] (DFCF) of $479 million. This strong level of cash generation enabled the continuation of a balanced capital allocation framework, comprised of investments to grow in advantaged areas and return capital to shareholders.

In fiscal year 2024, we returned $265 million to shareholders through dividends and share repurchases, representing approximately 55% of DFCF[1]. We increased our dividend by 8% in May, underscoring our confidence in our robust cash flow outlook. Our long-standing commitment to the dividend, which dates back to 1968, reflects our dedication to delivering reliable returns to shareholders as we continue to grow earnings over time.

Looking ahead, we believe we are well positioned with a flexible balance sheet and ample cash generation capacity to support further growth investments and continue strengthening our portfolio. Our strategic focus remains on capitalizing on attractive growth opportunities, while adhering to a disciplined capital allocation framework to drive long-term shareholder value.

ADVANCING THE ENERGY TRANSITION AND BATTERY DOMESTIC SUPPLY CHAIN

Battery Materials remains a strategic growth area for Cabot and in fiscal year 2024, we achieved an important milestone in support of our strategic objectives. While close to 75% of the world's lithium-ion batteries are produced in China today, we believe the market for battery production will bifurcate, with significant production capacity expected to be built in the U.S. and Europe by the end of the decade. As a result, both regions are providing substantial government funding and support to build-out the domestic supply chain and infrastructure needed to support lithium-ion battery production and the broader transition to electric vehicles.

Aligned with this direction, Cabot was recently selected as a recipient to negotiate a $50 million grant from the U.S. Department of Energy (DOE) to support a state-of-the-art conductive additive manufacturing facility in Wayne County, Michigan. This facility will be an important part of the domestic U.S. supply chain for lithium-ion batteries, with capabilities to produce battery-grade carbon nanotubes (CNTs) and conductive additive dispersions that are essential to electric vehicle (EV) batteries.

I believe our battery materials product portfolio represents a significant long-term growth opportunity for Cabot, and this strategic investment in the U.S. and

[1] Non-GAAP measures. For definitions and reconciliation to the most directly comparable U.S. GAAP measure, see supplemental information for Non-GAAP Reconciliations located at cabotcorp.com/investors under Financials.

"Our achievements this year have set a strong foundation for future success, underscoring our ability to navigate complexity, capitalize on emerging opportunities, and deliver value through innovation."



our partnership with the DOE are important milestones in our journey to support the energy transition with critical chemistries. With our extensive portfolio of conductive additives for the battery industry and established commercial relationships with leading battery manufacturers globally, Cabot is well-positioned to play a vital role in the growing demand for battery materials in the U.S.

COMMITMENT TO SUSTAINABILITY AND INNOVATION

Fiscal year 2024 was a dynamic year of progress, underscoring our commitment to sustainability as a cornerstone of our "Creating for Tomorrow" strategy. We view sustainability through two critical lenses: operating responsibly and enabling solutions for our customers to achieve their sustainability goals.

In June, we published our 2024 Sustainability Report, which highlighted our latest achievements and progress toward our 2025 sustainability goals. To date, we have achieved nine of our fourteen sustainability goals ahead of schedule, including an impressive milestone: exporting 200% of the energy we import. This was made possible by leveraging the waste energy from our manufacturing processes to produce CO_2-free cogeneration power, a tangible example of circularity that contributes to both our sustainability goals and our bottom line.

Our customers are increasingly focused on sustainable growth strategies, which presents opportunities for us to innovate and create new sustainable materials. This year, we launched several new products, including our REPLASBLAK® universal circular black masterbatches with certified sustainable material. These new innovations are powered by EVOLVE® Sustainable Solutions and we expect will enable us to continue to deliver the high performance, quality and reliability that the plastics industry requires at scale for certified circular solutions. In addition, we introduced PROPEL® E8 — an engineered reinforcing carbon that enhances durability and efficiency in EV and high-performance tire formulations, addressing the demand for more sustainable, high-performance materials.

Our sustainability achievements have continued to earn external recognition. We received our fourth consecutive EcoVadis platinum rating, placing us in the top 1% of the basic chemical sector. Additionally, our E2C® DX9660 solution was awarded the Tire Technology International 2024 Award for Innovation and Excellence, underscoring our commitment to advancing sustainable tire technology.

Together, these accomplishments reflect our deep commitment to sustainability leadership and our determination to create shareholder value by integrating sustainability into our corporate strategy. We look forward to building on this progress in the years to come.

OUR STRATEGY

CREATING FOR TOMORROW

We will leverage our strengths to lead in performance and sustainability—today and into the future.

 **INNOVATE** Developing innovative products and processes that enable a better future.

 **GROW** Investing for advantaged growth.

 **OPTIMIZE** Driving continuous improvement in everything we do.

FUTURE OUTLOOK

I believe that fiscal year 2025 will bring continued earnings growth and strong cash flow generation as we continue to pursue our "Creating for Tomorrow" strategy. Our portfolio of innovative materials and industry expertise position us well to meet the evolving needs of our customers and seize new opportunities in high-growth markets. Our commitment to innovation, commercial and operational excellence, and disciplined execution remains at the core of our daily management practices, enabling us to deliver sustainable value while reinforcing Cabot's role as a trusted partner and industry leader.

The global Cabot team is at the heart of our success, and I am immensely grateful to each of our employees for their dedication, agility, and resilience. I also want to extend my appreciation to our customers, partners, and stakeholders for their continued trust and support. Together, we are bringing to life our purpose at Cabot: Creating materials that improve daily life and enable a more sustainable future.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-5667

Cabot Corporation

(Exact name of Registrant as specified in its Charter)

Delaware	**04-2271897**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
Two Seaport Lane, Suite 1400 Boston, Massachusetts	**02210**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (617) 345-0100

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $1 par value per share	CBT	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

     Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

As of the last business day of the Registrant's most recently completed second fiscal quarter (March 31, 2024), the aggregate market value of the Registrant's common stock held by non-affiliates was $5,052,810,968. As of November 13, 2024, there were 54,394,228 shares of the Registrant's common stock outstanding.

Portions of the Registrant's definitive proxy statement for its 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

Information Relating to Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" under the Federal securities laws. These forward-looking statements address expectations or projections about the future, including our expectations regarding our future business performance and overall prospects; segment and product line growth and the assumptions underlying our growth expectations; demand for our products and the short-term nature of customer cautious buying behavior, particularly in our Performance Chemicals segment; research and development activities; the availability of our Cilegon, Indonesia plant expansion for reinforcing carbons; the extension of the compliance date for the installation of technology controls at our facility in Ville Platte, Louisiana and the extension of the compliance date for the installation of technology controls at our facility in Sarnia, Ontario; our 2025 Sustainability Goals; our fiscal 2025 outlook; our ambitions for our EVOLVE® Sustainable Solutions technology platform; the sufficiency of our cash on hand, cash provided from operations and cash available under our credit and commercial paper facilities to fund our cash requirements; anticipated capital spending, including environmental-related and technology controls capital expenditures; regulatory developments; our ability to manage workplace safety; cash requirements and uses of available cash, including future cash outlays associated with long-term contractual obligations, contributions to employee benefit plans, environmental remediation costs and future respirator liabilities and the timing of such outlays; exposure to interest rate and foreign exchange risk; future benefit plan payments we expect to make; future amortization expenses; our ability to recover deferred tax assets; our operating tax rate; and the possible outcome of legal and environmental proceedings. From time to time, we also provide forward-looking statements in other materials we release to the public and in oral statements made by authorized officers.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, potentially inaccurate assumptions, and other factors, some of which are beyond our control or difficult to predict. If known or unknown risks materialize, our actual results could differ materially from past results and from those expressed in the forward-looking statements. Important factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are described in Item 1A in this report.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures we make on related subjects in our 10-Q and 8-K reports filed with the Securities and Exchange Commission (the "SEC").

Item 1. *Business*

General

Cabot is a global specialty chemicals and performance materials company headquartered in Boston, Massachusetts. Our principal products are reinforcing and specialty carbons, specialty compounds, conductive additives, carbon nanotubes, fumed metal oxides, inkjet colorants and aerogel. Cabot and its affiliates have manufacturing facilities and operations in the United States ("U.S.") and over 20 other countries. Cabot's business was founded in 1882 and incorporated in the State of Delaware in 1960. The terms "Cabot", "Company", "we", and "our" as used in this report refer to Cabot Corporation and its consolidated subsidiaries.

In early fiscal 2022, we introduced our "Creating for Tomorrow" growth strategy. This strategy is focused on investing for advantaged growth, developing innovative products and processes that enable a better future, and driving continuous improvement in all we do. Our products are generally based on technical expertise and innovation in one or more of our four core competencies: making and handling very fine particles; modifying the surfaces of very fine particles to alter their functionality; designing particles to impart specific properties to a formulation; and combining particles with other ingredients to deliver a formulated performance intermediate or composite. We focus on creating particles, and formulations of those particles, with the composition, morphology and surface functionalities to deliver the requisite performance to support our customers' existing and emerging applications.

Our business is currently organized into two reportable segments: Reinforcement Materials and Performance Chemicals. Our business segments are discussed in more detail later in this section.

Our internet address is www.cabotcorp.com. We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. Information appearing on our website is not a part of, and is not incorporated in, this Annual Report on Form 10-K.

Reinforcement Materials

Products

Carbon black is a form of elemental carbon that is manufactured from by-product feedstock streams in a highly controlled process to produce particles and aggregates of varied size, structure and surface chemistry, resulting in many different performance characteristics for a wide variety of applications. Reinforcing carbons (a class of carbon blacks manufactured by Cabot) are used to enhance the physical properties of the systems and applications in which they are incorporated.

Our reinforcing carbons products are used in tires and industrial products. Reinforcing carbons have traditionally been used in the tire industry as a rubber reinforcing agent to increase tread durability and are also used as a performance additive to reduce rolling resistance and improve traction. In industrial products such as hoses, belts, extruded profiles and molded goods, reinforcing carbons are used to improve the physical performance of the product, including the product's physical strength, fluid resistance, conductivity and resistivity.

In addition to our reinforcing carbons, we manufacture engineered elastomer composites ("E2C®") solutions that are composites of reinforcing carbons and rubber made using our patented elastomer composites manufacturing process. These composites improve abrasion/wear resistance, reduce fatigue of rubber parts and reduce rolling resistance compared to reinforcing carbons/rubber compounds made entirely by conventional rubber mix methods enabling rubber product manufacturers to reduce the need to make performance trade-offs. The use of E2C®solutions enables our customers to produce better performing tires, including giant off-the-road tires and on-road commercial tires, as well as other rubber products used in high-wear applications such as mining. Additionally, because E2C®solutions can be integrated into current product methods without additional significant capital investment, and require fewer mixing stages, lower mixing temperatures and shorter mixing cycles than conventional products, operating and production costs may be reduced. E2C® is one of our focus areas for growth.

In fiscal 2023, we launched a new technology platform, EVOLVE® Sustainable Solutions. Our ambition under this platform is to work with customers and technology partners to develop products with reliable performance and produced at industrial scale across three sustainability categories: Renewable, Recovered and Reduced, meaning products made with renewable materials or materials recovered from end-of-life tires and/or using processes that result in reduced greenhouse gas emissions.

Drivers of Demand and Sales and Customers

Demand for our Reinforcement Materials products is largely driven by the growth and development of the tire and automotive industries. In addition to general global economic conditions, demand for reinforcing carbons in tires is mainly influenced by the number of replacement and original equipment tires produced, which in turn is driven by (i) vehicle and driving trends, including the number of miles driven, and the number of vehicles produced and registered, (ii) changes in supply chain inventory levels to adapt to end-market demand, (iii) demand for high-performance tires, (iv) demand for larger tires and larger vehicles, such as trucks, buses, off-road vehicles used in agriculture, mining and similar vehicles, (v) demand for electric and hybrid vehicles, (vi) consumer and industrial spending on new vehicles and (vii) changes in regulatory requirements impacting vehicle fuel efficiency and tire regulations. Demand for reinforcing carbons for industrial products is mainly influenced by vehicle production and design trends, construction activity and general industrial production.

Demand in the developed Western European, Japanese, and North American regions is mainly driven by demographic changes, customers' high-quality requirements, stringent tire regulation standards, changes in consumer preference (e.g., different tire sizes, model and powertrain types), and relatively stable tire replacement demand. Demand in developing markets, such as China, Southeastern Asia, South America and Eastern Europe, has been mainly driven by the growing middle class, rapid industrialization, infrastructure spending and car ownership trends and demand for products exported from these regions to the Western markets. The growth in vehicle production, and in exports, in turn drives demand for both original equipment tires and replacement tires in developing regions.

Sales of reinforcing carbons and E2C®solutions are made primarily by Cabot employees and secondarily through distributors and sales representatives. We typically "make and sell" in region, which, among other advantages, provides our customers a regional supply chain and typically reduces transportation costs. Sales to five major tire customers represent a material portion of Reinforcement Materials' total net sales and operating revenues. The loss of any of these customers, or a significant reduction in volumes sold to them, could have a material adverse effect on the segment until such business is replaced.

Under appropriate circumstances, we have entered into supply arrangements with certain customers, the typical duration of which is one year. These arrangements typically provide for sales price adjustments to account for changes in relevant feedstock costs including natural gas and, in many cases, changes in other relevant costs (such as the cost of CO_2 credits in Europe, vendor financing and product delivery). In fiscal 2024, approximately two-thirds of our reinforcing carbons volume was sold under these supply arrangements. The majority of the volumes sold under these arrangements are sold to customers in the Americas and Europe.

Much of the reinforcing carbons we sell is used in tires and automotive products and, therefore, our financial results may be affected by the cyclical nature of the automotive industry. However, the majority of the market for our products is in replacement tires that historically has been less cyclical as demand for replacement tires is correlated to miles driven.

Competition

We are one of the leading manufacturers of carbon black in the world. We compete in the sale of reinforcing carbons with four companies that operate globally and numerous other companies that operate regionally, a number of which export product outside their region of manufacture. We also compete with substitute products, specifically precipitated silica, and products marketed as being made with more sustainable material, specifically reclaimed carbon, sometimes referred to as recovered carbon black. Competition for our Reinforcement Materials products is based on product performance, quality, reliability, price, service, technical innovation, sustainability performance, and logistics. We believe our product differentiation, technological leadership, global manufacturing presence, operations and logistics excellence, sustainability performance, and customer service provide us with a competitive advantage.

Raw Materials

The principal raw material used in the manufacture of our reinforcing carbons is composed of by-product residual heavy oils derived from petroleum refining operations, the distillation of coal tars, and the production of ethylene throughout the world. This "feedstock" is not made-for-purpose, but is a by-product stream of other industrial processes and would generally otherwise be consumed as a fuel oil and burned for heat or power. Natural gas is also used as a feedstock in the production of our reinforcing carbons. Our manufacturing process also requires water and electricity. Raw materials are, in general, readily available and in adequate supply. Raw material costs generally are influenced by the availability of various types of our feedstocks, supply and demand of such raw materials and related transportation costs.

Operations

We own, or have a controlling interest in, and operate plants that produce reinforcing carbons in Argentina, Brazil, Canada, China, Colombia, the Czech Republic, France, Indonesia, Italy, Japan, Mexico, the Netherlands and the U.S. An equity affiliate operates a reinforcing carbons plant in Venezuela. In addition, we have a 98% ownership interest in an entity that manufactures our E2C® products in Port Dickson, Malaysia.

The following table shows our ownership interest as of September 30, 2024 in operations in which we own less than 100%:

Location	Percentage Interest
Shanghai, China	70% (consolidated subsidiary)
Tianjin, China	70% (consolidated subsidiary)
Xingtai City, China	60% (consolidated subsidiary)
Valasske Mezirici (Valmez), Czech Republic	52% (consolidated subsidiary)
Cilegon, Indonesia	98% (consolidated subsidiary)
Port Dickson, Malaysia	98% (consolidated subsidiary)
Valencia, Venezuela	49% (equity affiliate)

In 2024, we began an expansion project at our Cilegon, Indonesia plant to add approximately 80,000 metric tons of capacity for reinforcing carbons which we anticipate becoming available in fiscal 2025.

In addition to carbon black, our manufacturing processes produce usable energy in the form of tailgas, as a by-product. Nine of our reinforcing carbons manufacturing sites and four reinforcing carbons/specialty carbons manufacturing sites have energy centers, and we are currently installing an energy center at our reinforcing carbons plant in Ville Platte, Louisiana. These energy centers allow us to utilize the tailgas through some form of energy co-generation, such as steam or electricity. We can use this co-generated energy internally to reduce our manufacturing operating costs, or sell it and generate revenues from these energy center operations.

Performance Chemicals

In Performance Chemicals, we design, manufacture and sell materials that deliver performance in a broad range of customer applications across the automotive, construction, infrastructure, inkjet printing, electronics, and consumer products sectors and in applications related to the generation, transmission and storage of energy. In this reporting segment we combine our specialty carbons, specialty compounds, battery materials, fumed metal oxides, aerogel and inkjet product lines. Our focus areas for growth include conductive additives and other materials for battery applications, and inkjet dispersions for post print corrugated packaging applications. The recent investments we have made for growth in this segment, including in respect of these specific areas of focus, are described below under the heading "Operations".

Products

Carbon black is a form of elemental carbon that is manufactured in a highly controlled process to produce particles and aggregates of varied structure and surface chemistry, resulting in many different performance characteristics for a wide variety of applications.

Our specialty carbons are used to impart color, provide rheology control, enhance conductivity and static charge control, provide UV protection, enhance mechanical properties, and provide formulation flexibility through surface treatment. These specialty carbon products are used in a wide variety of applications, such as plastics, which applications represent the largest use for our products, inks, coatings, adhesives, toners, batteries, and displays.

Our masterbatch and conductive compound products, which we refer to as "specialty compounds", are formulations derived from specialty carbons mixed with polymers and other additives. These products are generally used by plastic resin producers and converters in applications for the automotive, industrial, packaging, infrastructure, agriculture, consumer products, and electronics industries. As an alternative to directly mixing specialty carbon blacks, these formulations offer greater ease of handling and help customers achieve their desired levels of dispersion and color and manage the addition of small doses of additives. In addition, our electrically conductive compound products generally are used to help ensure uniform conductive performance and reduce risks associated with electrostatic discharge in plastics applications.

Our battery materials products include our conductive additives and fumed alumina, which are used principally in advanced lead acid and lithium-ion batteries used in electric vehicles. Our conductive additives consist of conductive carbons, carbon nanotubes and carbon nano structures, and blends of these materials, each of which offers different levels of conductivity and formulation flexibility for battery manufacturers to address performance (energy density, fast charging), cost and safety. In lithium-ion batteries, our conductive additives are used in both cathode and anode applications to increase energy density by providing a conductive network between active materials. Fumed alumina is used to reduce cathode material and electrolyte decomposition and improve capacity retention leading to longer battery cycle life.

Fumed silica is an ultra-fine, high-purity particle used as a reinforcing, thickening, abrasive, thixotropic, suspending or anti-caking agent in a wide variety of products for the automotive, construction, microelectronics, batteries and consumer products industries. These products include adhesives, sealants, cosmetics, batteries, inks, toners, silicone elastomers, coatings, polishing slurries and pharmaceuticals. In addition to its battery applications discussed above, fumed alumina, also an ultra-fine, high-purity particle, is used as an abrasive, absorbent or barrier agent in a variety of products, such as inkjet media, lighting, coatings, cosmetics and polishing slurries.

Aerogel is a hydrophobic, silica-based particle with a high surface area that is used in a variety of thermal insulation and specialty chemical applications. In the building and construction industry, the product is used in insulative sprayable plasters and composite building products, as well as translucent skylight, window, wall and roof systems for insulating eco-daylighting applications. In the specialty chemicals industry, the product is used to provide matte finishing, insulating and thickening properties for use in a variety of applications including thermal runaway management for lithium-ion batteries.

Our inkjet colorants are high-quality pigment-based black and color dispersions and inks. Our dispersions are based on our patented pigment surface modification technology and polymer encapsulation technology. The dispersions are used in aqueous inkjet inks to impart color, sharp print characteristics and durability, while maintaining high printhead reliability. These products are used in various inkjet printing applications, including traditional work-from-home and corporate office settings, and, increasingly, in commercial and corrugated packaging, all of which require a high level of dispersibility and colloidal stability. Our inkjet inks, which utilize our pigment-based colorant dispersions, are used in the commercial printing segment for graphic arts.

Drivers of Demand and Sales and Customers

Our specialty carbons products have a wide variety of end-uses and demand is largely driven by the growth and development of the construction and infrastructure, automotive, electronics and consumer products industries. Demand for our conductive additives for use in batteries is largely driven by the trend in electrification of vehicles. Demand for fumed silica is mainly influenced by trends in key markets for silicones, adhesives and coatings applications, notably, structural adhesives for automobile light-weighting, epoxy bonding paste for wind turbines, high-performance coatings and hybrid sealants for construction and silicones for medical devices and the proliferation of electronics. Demand for specialty compounds is mainly influenced by growth and development of the automotive, infrastructure, consumer goods and electronic devices, packaging and agriculture industries.

Demand for our inkjet colorants is mainly influenced by developments in print media, pages printed in office and work-from-home environments, as well as press sales and utilization levels as digital aqueous pigment-based inks penetrate commercial and packaging applications historically served by analog printing methods.

Sales of these products are made by Cabot employees and through distributors and sales representatives. In our specialty carbons and specialty compounds product lines, sales are generally to a broad number of customers. In our fumed metal oxides product line, sales under contracts with five customers account for approximately one-third of the revenue. In our battery materials product line, sales to three customers account for approximately 50% of revenue.

Competition

We are a leading producer of the products we sell in this segment. We compete in the sale of carbon black with three companies that operate globally and numerous other companies that operate regionally, a number of which export product outside their region of manufacture. For battery applications, we compete primarily with two global companies that manufacture conductive carbons as well as a number of regional manufacturers. For carbon nanotubes, we compete primarily with one Chinese-based company as well as a number of regional manufacturers. We compete primarily with one manufacturer of fumed alumina that operates globally. For fumed silica, we compete with two companies with a global presence and several other companies that have a regional presence. For aerogel, we compete globally principally with one other company that produces aerogel products. We also compete with non-aerogel insulation products manufactured by regional companies throughout the world. For specialty compounds, we compete with many regional companies and a small number of global companies. Our inkjet colorants and inks are designed to replace traditional pigment dispersions and dyes used in inkjet printing applications. Competitive products for inkjet colorants are organic dyes and other dispersed pigments manufactured and marketed by large chemical companies and small independent producers.

Competition for our Performance Chemicals products is based on product performance, quality, reliability, service, technical innovation and price. We believe our product differentiation, technological leadership, operations excellence and customer service provide us with a competitive advantage.

Raw Materials

Raw materials for our products are, in general, readily available and in adequate supply. The principal raw material used in the manufacture of our specialty carbons and conductive additives is composed of residual heavy oils derived from petroleum refining operations, the distillation of coal tars, and the production of ethylene throughout the world. Natural gas is also used in the production of our specialty carbons. As product purity is one of the most critical requirements for conductive carbons, we obtain raw materials for those products from select key suppliers. Our raw material costs generally are influenced by the availability of various types of our feedstocks and natural gas, supply and demand of such raw materials and related transportation costs. Our manufacturing processes also require water and electricity.

The primary raw materials for our carbon nanotubes are catalysts that we synthesize and propylene. Raw materials for the production of fumed silica are various chlorosilane feedstocks. We purchase feedstocks and for certain customers convert their feedstock to product on a fee-basis (so called "toll conversion"). We also purchase aluminum chloride as feedstock for the production of fumed alumina. We have long-term procurement contracts or arrangements in place for the purchase of fumed silica feedstock primarily from fence-line partners, which we believe will enable us to meet our raw material requirements for the foreseeable future. In addition, we buy some raw materials in the spot market to help ensure flexibility and minimize costs. The principal raw materials for the production of aerogel are silica sol and/or sodium silicate.

The primary raw materials used for our specialty compounds include carbon black, primarily sourced from our carbon black plants, prime and recycled thermoplastic resins and mineral fillers supplied from various sources. Raw materials for inkjet colorants include carbon black sourced from our carbon black plants, organic pigments and other treating agents available from various sources. Raw materials for inkjet inks include pigment dispersions, solvents and other additives.

Operations

We own, or have a controlling interest in, and operate plants that produce specialty carbons primarily in China, the Netherlands and the U.S. We produce our conductive additives in China, and at our specialty carbon plants in the U.S. and in the Netherlands. We also own, or have a controlling interest in, manufacturing plants that produce fumed metal oxides in China, Germany, the United Kingdom ("U.K."), and the U.S. and a manufacturing plant that produces aerogel in Frankfurt, Germany, which is currently idled. An equity affiliate operates a fumed metal oxides plant in India. Our specialty compounds are predominately produced in facilities that we own, or have a controlling interest in, located in Belgium, Canada, China and the United Arab Emirates. Our inkjet colorants and inks are manufactured at our facility in the U.S.

The following table shows our ownership interest as of September 30, 2024 in operations in which we own less than 100%:

Location	Percentage Interest
Tianjin, China (Specialty Carbons and Compounds business)	90% (consolidated subsidiary)
Jiangxi Province, China (Fumed Metal Oxides business)	90% (consolidated subsidiary)
Wuhai, China (Fumed Metal Oxides business)	80% (consolidated subsidiary)
Mettur Dam, India (Fumed Metal Oxides business)	50% (equity affiliate)

Currently, four of our reinforcing carbons/specialty carbons manufacturing sites have energy centers. These are described above in the discussion of our Reinforcement Materials segment.

Over the last several years, we have been investing for growth with a number of capacity expansion projects and other transactions, particularly to increase manufacturing capacity for our specialty carbons and battery materials products. These investments include our purchase in 2022 from Tokai Carbon Group of its carbon black manufacturing facility in Tianjin, China where we expect to make technical upgrades in the future to convert certain manufacturing units to allow us to produce conductive additives. We intend to pace our investments in additional battery materials manufacturing capacity to meet demand.

Global Operations

Both of our segments operate globally, and a significant portion of our revenues and operating profits is derived from operations outside the U.S. In particular, manufacturers in China continue to be important producers of tires and products for automotive applications, including more recently of batteries for electric vehicles, and since we made our initial investment in China in 1988, we have increased our operations in China to support increased demand for our products in China. We employ local management teams for our operations in China, and our business model in China is predominantly to make and sell product in-country to established local and multi-national customers with operations in China. In fiscal 2024, sales in China across our segments constituted approximately 25% of our revenues, and our property, plant and equipment located in China constituted approximately 25% of our total property, plant and equipment as of September 30, 2024, as disclosed in Note V to our Consolidated Financial Statements. There are legal, operational and other risks associated with having substantial operations in China, which are more fully described under the heading "Risk Factors" in Item 1A. If our ability to operate in China were to be constrained by legal, regulatory and operational risks, it could have a material negative impact on our overall operations and the value of our securities.

Patents and Trademarks

We own and are a licensee of various patents, which expire at different times, covering many of our products as well as processes and product uses. Although the products made and sold under these patents and licenses are important to Cabot, the loss of any particular patent or license would not materially affect our business, taken as a whole. We sell our products under a variety of trademarks we own and take reasonable measures to protect them. While our trademarks are important to Cabot, the loss of any one of our trademarks would not materially affect our business, taken as a whole.

Research and Development

Our products are highly versatile and meet specific performance requirements across many industries, creating opportunities for innovation. In fiscal 2024, we spent approximately $63 million on technology development. Our R&D activities included those focused in the areas of conductive additives, inkjet dispersions and engineered elastomer composites. We are also focused on process innovation across our product lines. We are investing in furthering our sustainability efforts across various areas in order to reduce waste, reduce emissions and utilize more sustainable material in our production processes.

Seasonality

Our businesses are generally not seasonal in nature, although we may experience some regional seasonal declines during holiday periods.

Human Capital Resources

Our success is realized through the engagement and commitment of our people. We believe that our globally distributed workforce positions us well to serve our broad customer base in the regions and geographies in which they operate. As of September 30, 2024, we had approximately 4,200 employees across our global network of office and manufacturing locations, with 41% of our employees located in the Americas (61% of whom are in the United States), 32% in Asia Pacific (75% of whom are in China), and 27% in Europe, Middle East and Africa ("EMEA"). Of this global employee population, 42% are employed in manufacturing roles.

Our Management Executive Committee ("Executive Committee") is comprised of our CEO and his nine direct reports who, collectively, have management responsibility for our businesses and regional operations, our financial, legal, safety, health, environment and sustainability, human resources, research and development, global business services and digital functions.

Our primary human capital objectives are to attract, retain and develop the highest quality talent and ensure they feel safe, supported and empowered to do their best work. Accordingly, our management team places significant focus and attention on matters concerning Cabot's workforce – particularly in the areas of employee health and safety, talent, engagement, diversity, retention and development, and total rewards. Our Board of Directors provides oversight of our human capital management efforts, with a focus on employee engagement and development, executive succession and compensation, diversity, equity and inclusion (DE&I), and employee health and safety. These areas of focus are also represented in our 2025 Sustainability Goals, which include:

- fostering an environment where employees report high levels of inclusion and support for their professional development;
- increasing diverse representation in leadership and professional roles; and
- reducing injuries and frequency of significant process safety events by 50%.

Our Core Values & Culture

Our deeply held values of integrity, respect, excellence and responsibility are the foundation of our company and the way we operate. They are the standards by which we interact with our customers, stakeholders and each other, fostering a positive working environment that inspires collaboration and innovation, and supports our focus on delivering shareholder value.

Our culture embodies our values in the way we work to provide a safe environment where every team member can contribute and have an impact. Our culture is based on five pillars:

- Drive to Zero: We are committed to the health and safety of our people, the communities in which we work, and the environment. Our drive to zero pillar is our goal of achieving zero injuries at all of our facilities worldwide.
- One Cabot: We make decisions and act in Cabot's best interest in a collaborative manner.
- Renewal mindset: We challenge ourselves to think differently, learn, adapt and continuously improve our way of working
- Accountable: We take personal ownership and accountability for our actions, performance and results.
- Inclusive: We strive to provide a diverse, equitable and inclusive environment where everyone feels accepted and valued with the opportunity to grow.

In fiscal 2024, we rolled out a new values and culture workshop globally to foster shared understanding and reinforce how our values and culture positively impact our daily work behaviors and performance. Our senior leaders and HR teams co-facilitated these interactive sessions with our employees in over 20 sites across all regions.

Diversity, Equity and Inclusion (DE&I)

In support of our commitment to foster a diverse and inclusive environment, in fiscal 2024 we continued to use DE&I objectives as factors that were considered in establishing the funding levels of our short-term incentive awards. These objectives were:

- Demonstrate improvement in the percentage of job searches in which candidates from underrepresented groups (for this purpose, defined as women in all regions and in the U.S. defined as women and people of color) are interviewed. Overall, our levels of diversity remained flat this year as compared to fiscal 2023. However, we saw progress in candidate diversity in the U.S. (12% improvement) and China (8% improvement), two of our larger job markets.
- Ensure strong pay equity is maintained by putting action plans in place to address any pay inequities identified through our global compensation review process. As noted below, we believe that we maintained strong pay parity during the fiscal year.

With a continued focus on fostering an inclusive environment, as follow up to last fiscal year's inclusive leadership training, we developed and deployed an inclusion self-assessment inventory for leaders to examine and strengthen their own local practices. Over 100 leaders completed the assessment and reviewed their results, working with their leadership teams to identify opportunities and actions to further promote inclusivity in the workplace.

Demographic information with respect to gender representation among all Cabot employees and with respect to racial and ethnic representation among Cabot employees located in the United States, as of September 30, 2024, is set forth in the tables below:

Gender Diversity

	Male	% of total	Female	% of total	Total Employees
Executive Committee	7	70%	3	30%	10
Management*	579	72%	227	28%	806
Professional Contributor	824	70%	351	30%	1,175
Hourly & Associate Staff	1,719	80%	441	20%	2,160
Total Population	3,129	75%	1,022	25%	4,151

Racial and Ethnic Diversity

	Non-Minority	% of total	People of Color **	% of total	Total Employees
Executive Committee	8	100%	-	0%	8
Management*	232	77%	71	23%	303
Professional Contributor	192	80%	48	20%	240
Hourly & Associate Staff	348	73%	132	28%	480
Total Population	780	76%	251	24%	1,031

* Management includes both people managers, excluding members of the Executive Committee, and senior-level individual contributor roles.
** People of Color consists of U.S. based employees who identify as a race or ethnicity other than white.

Talent Attraction, Development and Retention

We have numerous initiatives and programs to attract, develop and retain our talent tailored to specific employee populations and geographies, including leadership and executive development programs, technical training, and other skill-based training. In fiscal 2024, we deployed a new manufacturing leadership development program in our Asia Pacific region, focused on building the capabilities and readiness of our future plant leaders. This initiative included assessments and 360-degree feedback to help build awareness and inform individual development plans, coaching and support from senior leaders, self-study through a learning platform, peer learning and group discussions to help educate and prepare them for these future roles. We also further expanded internal promotion and use of our online learning platform and made it available to all employees globally to support our leadership development programs, DE&I knowledge and skill building, and self-directed learning through our career development portal for employees. We continue to see strong adoption and use of this platform with metrics exceeding peer benchmarks as shared by our platform provider.

Employee Engagement

We believe that our continued focus on and investment in employee engagement and development continues to be well received by our employees and in fiscal 2024, we introduced the use of employee engagement "pulse" surveys to monitor results throughout the year based on the insights and actions put in place based on last year's biennial global survey.

We have well-established performance management and talent development processes in which managers provide regular feedback and coaching to develop employees. Throughout the year, managers and employees engage in annual objective setting, quarterly reviews of goal progress, performance feedback, career development discussions, and a year-end performance evaluation. In addition, we regularly review talent development and succession plans for each of our functions and business segments to identify and develop a pipeline of talent.

Some of our employees in the U.S. and abroad are covered by collective bargaining or similar agreements. We have generally positive and productive employee relations with our employees, unions and works councils globally.

Cabot's global voluntary turnover rate for fiscal 2024 was approximately 6.0%, which represents a decrease in the Company's attrition rate relative to fiscal 2023, which was 7.3%.

Total Rewards

We strive to provide a total rewards program that enables us to attract, retain and motivate the best talent to support our businesses. Our compensation programs embrace a pay for performance philosophy and are designed to be competitive within the markets in which we compete for talent. Our pay practices reward individual and Company performance and are equitably differentiated based on role, experience, contributions, and performance. We value our employees' efforts and reward those contributions through our recognition and incentive programs. We regularly assess these practices to ensure we are market competitive in each of our geographic locations, offering what we believe is a compelling and attractive place to work.

Cabot is committed to ensuring that employees are paid fairly and without discrimination while taking into account job-related factors such as responsibilities, location, work experience, education, performance, and contributions. We conduct reviews annually to monitor our pay practices and develop pay actions where appropriate. Our overall findings for this fiscal year continue to indicate that we have strong pay parity between females and males globally as well as with under-represented groups in the United States across all pay components (annual base salary, short-term incentives, and long-term incentives) for those in the same job and location.

We also aim to provide highly competitive benefits programs in all the locations where we operate, including meeting or exceeding local regulations and focusing on health and welfare, employee well-being, employee assistance program (EAP), and retirement savings. Examples of benefit programs we offer in the U.S. include a robust 401(k) plan that exceeds market standards in levels of employer matching, expansive health benefits (including medical, dental and/or vision), life and accident insurance, disability coverage, paid time off, tuition reimbursement and other voluntary benefits. We believe that our employees' health and well-being is important to Cabot's success, and as a result, in fiscal 2024 we:

- Introduced a healthcare initiative in the U.S., offering enhanced mental health and work-life support programs, including several therapy sessions per year that are covered by Cabot at no cost to our employees
- Developed a comprehensive roadmap for our Asia Pacific employees, advancing local well-being initiatives
- Offered a global movement challenge to encourage physical activity; and
- Held well-being learning sessions in various countries designed to educate our employees on the importance of this topic and increase awareness of Cabot's available programs.

Employee Health & Safety

We believe that one of our primary responsibilities as an employer is to provide a safe work environment and promote wellness across the workforce. Our goal is for all employees, contractors, and visitors to return home in the same condition as when they arrived at work that day. As part of our "Drive to Zero" initiative, we have set a long-term goal of achieving zero injuries at our facilities worldwide. We intend to achieve this ambitious objective by following a number of measures, including training employees in hazard recognition, ensuring procedures are established to mitigate risks and equipping supervisory personnel with the tools and skills required to execute our work safely. As part of this effort, members of our leadership team participate in root cause determinations and the results are shared throughout our network of operating facilities. Recognizing that it may take many years to achieve our Drive to Zero goal, we have established a continuous improvement goal for personal safety to achieve a 50% reduction in our recordable and severe injury rate from our baseline measurement in 2019 by 2025. For fiscal 2024, our Total Recordable Incident Rate (TRIR) based upon the number of injuries per 200,000 work hours for both employees and contractors was 0.22 and our Lost Time Incident Rate (LTIR) was 0.16. For comparison, the US Bureau of Labor Statistics reports for chemical manufacturing an average TRIR of 1.8 and LTIR of 0.6 in calendar year 2023.

We continue to be recognized as an American Chemistry Counsel Responsible Care® company and as part of our commitment to Responsible Care, we remain focused on continuously improving the health and safety of our processes and products. In accordance with this certification, we report our safety performance metrics annually and undergo external audits regularly to evaluate our program, identify gaps, and undertake corrective actions as needed.

Through our global SHE & Sustainability Commitment, which is endorsed by our Executive Committee and adopted by our Board of Directors, we hold ourselves accountable to demonstrate our company values and continuously improve the way we operate. The SHE & Sustainability Commitment defines several important objectives for our continuous improvement in safety, including:

- Complying with all applicable regulations;
- Sharing complete information about the safe handling and appropriate use of our products;
- Maintaining the safety and security of our employees, contractors and neighbors;
- Managing our operations to minimize any impacts on our communities;
- Exemplifying the Responsible Care® Guiding Principles;
- Partnering with customers and suppliers to advance innovative and sustainable solutions; and
- Improving efficiencies, reducing environmental impacts and ensuring that we are prepared for emergencies that could occur.

Safety, Health, Environment and Sustainability

In recognition of the importance of safety, health, environment and sustainability matters to Cabot, our Board of Directors has a Safety, Health, Environment, and Sustainability Committee. The Committee, which is comprised of independent directors, meets regularly and oversees our safety, health, and environmental performance, process safety, security, product stewardship, community engagement and governmental affairs. In particular, the Committee reviews metrics, audit results, emerging trends, overall performance, risks and opportunity assessments and management processes related to our safety, health, environmental and sustainability program.

Our ongoing operations are subject to extensive federal, state, local, and foreign laws, regulations, rules, and ordinances relating to safety, health, and environmental matters ("SH&E Requirements"). The SH&E Requirements to which our operations are subject include requirements to obtain and comply with various environmental-related permits for constructing any new facilities and operating all of our existing facilities and for product registrations. We have expended and will continue to expend considerable resources to construct, maintain, operate, and improve our facilities throughout the world for safety, health and environmental protection and to comply with SH&E Requirements. We spent $58 million in environmental-related capital expenditures in fiscal 2024. We anticipate spending approximately $78 million for such matters in fiscal 2025. These costs include costs associated with our compliance with the Consent Decree we entered into in November 2013 with the U.S. Environmental Protection Agency ("EPA") and the Louisiana Department of Environmental Quality ("LDEQ") regarding Cabot's three carbon black manufacturing facilities in the U.S., and a significant portion of our anticipated capital expenditures for fiscal 2025 will continue to be for the installation of air pollution control equipment at our third and final plant in Ville Platte, Louisiana. This settlement is related to the EPA's national enforcement initiative focused on the U.S. carbon black manufacturing sector alleging non-compliance with certain regulatory and permitting requirements under The Clean Air Act, including the New Source Review ("NSR") construction permitting requirements. Pursuant to this settlement, Cabot has installed technology controls for sulfur dioxide and/or nitrogen oxide at its carbon black plants in Pampa, Texas and Franklin, Louisiana, and is in the process of installing such technology controls at its plant in Ville Platte. We are currently in discussions with the EPA and LDEQ to extend our compliance date at the Ville Platte facility to 2025 based upon force majeure events primarily related to the COVID-19 pandemic. We expect that the total capital costs to install these technology controls will be approximately $250 million and will be incurred through mid-calendar year 2025. As of September 30, 2024, we have incurred $201 million to install these controls in the U.S. Operating these controls increases our plant operating costs. All carbon black manufacturers in the U.S. have settled with the EPA and have installed similar controls. In addition, under the Province of Ontario Ministry of Environment, Conservation and Parks' ("MECP") Regulation 419, a new requirement for sulfur dioxide ("SO2") emissions went into effect on July 1, 2023 for our reinforcing carbons plant in Sarnia, Ontario. We are out of compliance with this new air standard and are in discussions with the MECP on an abatement plan regarding this requirement that we expect, in its current form, would require the installation of air pollution controls at the plant by July 1, 2028. To date, this has not restricted our ability to operate our reinforcing carbons plant in Sarnia as we are working with MECP on a solution. We anticipate that we will need to incur significant capital costs for the installation of these new SO2 emissions controls, particularly during the 24-month period prior to the date of installation. In addition, in the EU, the large volume inorganic chemicals BREF is currently under revision, and we expect that requirements to install technology controls for sulfur dioxide and/or nitrogen oxide at the Company's four carbon black facilities in the EU may be initiated starting as early as 2028.

As described above, environmental agencies worldwide are increasingly implementing regulations and other requirements resulting in more restrictive air emission limits globally, particularly as they relate to nitrogen oxide, sulfur dioxide and particulate matter emissions. In addition, growing concerns about climate change have led to global efforts to reduce greenhouse gas ("GHG") emissions with a goal of achieving net zero GHG emissions in the future, which will impact the carbon black industry and our business as carbon dioxide is emitted from those manufacturing processes. Currently, in Europe, our four carbon black facilities are subject to the EU Emissions Trading Scheme ("EU ETS"). The fourth phase of the EU ETS began in January 2021, with updated product benchmarks for our carbon black facilities. As a result of revisions to the EU ETS program following the ETS Directive reform adopted in May 2023 that increased the ambition of the EU ETS, the free allowances under the program will be phased out over time likely resulting in increased costs to the Company due to an increased need to purchase emission credits. Further, in order for our carbon black plant in Botlek, the Netherlands, to retain the maximum amount of free allowances allocated to this plant beginning in calendar year 2025, in June 2024 we submitted to the Dutch Emission Authorities our plan for achieving carbon neutrality at that plant by 2050. Our plan assumes a potential investment in carbon capture, utilization and storage technology at the plant that would be installed and operational for these operations by 2050. We will continue to monitor revisions and updates to the EU ETS program and related reporting, including updates to the carbon black product benchmarks that will apply at the beginning of calendar year 2026, and other measures that may reduce the maximum amount of free allowances allocated to our carbon black plants and increase our compliance costs. In addition, we are evaluating the future potential applicability of the new carbon border adjustment mechanism ("CBAM") program in the EU as an alternative to free allowances under the EU ETS and as a system complementary to the EU ETS. Our carbon black facility in The Netherlands is also subject to The Netherlands CO2 tax, which is a top-up tax to the EU ETS scheme. In China, a national emissions trading program is currently in place for the power sector and is expected to be expanded to apply to the cement, steel, and electrolytic aluminum sectors. We continue to monitor that program's further implementation and expect it may apply to the carbon black industry in the future with the existing regional pilot programs expected to continue to operate until the national program becomes effective. Our carbon black facility in Ontario, Canada is subject to the Ontario Emissions Performance Standard trading system, a transition from the federal carbon tax program and under which specific transition requirements became effective on January 1, 2022. In Mexico, our carbon black facility is participating in the national ETS program, a transition from the pilot program that was in effect for our plant in 2023. In other regions where we operate, some of our facilities are required to report their greenhouse gas emissions but are not currently subject to programs requiring trading or emission controls but may be subject to limited carbon tax programs affecting fuels we purchase. We generally expect to pay any incurred taxes or purchase emission credits as needed to respond to any allocation shortfalls and pass these costs on to our customers. In addition, further air emission regulations may be adopted in the future in regions and countries where we operate, which could have an impact on our operations. Increasing regulatory programs associated with emissions and concerns regarding climate change are expected to increase our capital and operational costs in the future.

Cabot has been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (the "Superfund law") and comparable state statutes with respect to several sites primarily associated with our divested businesses. (See "Legal Proceedings" in Item 3 below, and Note T in Item 8 below, under the heading "Contingencies".) During the next several years, as remediation of various environmental sites is carried out, we expect to spend against our environmental reserve for costs associated with such remediation. As of September 30, 2024, our environmental reserve was approximately $5 million. Adjustments are made to the reserve based on our continuing analysis of our share of costs likely to be incurred at each site. Inherent uncertainties exist in these estimates due to unknown conditions at the various sites, changing governmental regulations and legal standards regarding liability, and changing technologies for handling site investigation and remediation. While the reserve represents our best estimate of the costs we expect to incur, the actual costs to investigate and remediate these sites may exceed the amounts accrued in the environmental reserve. While it is always possible that an unusual event may occur with respect to a given site and have a material adverse effect on our results of operations in a particular period, we do not believe that the costs relating to these sites, in the aggregate, are likely to have a material adverse effect on our consolidated financial position. Furthermore, it is possible that we may also incur future costs relating to environmental liabilities not currently known to us or as to which it is currently not possible to make an estimate.

The International Agency for Research on Cancer ("IARC") classifies carbon black as a Group 2B substance (known animal carcinogen, possible human carcinogen). We have communicated IARC's classification of carbon black to our customers and employees and have included that information in our safety data sheets and elsewhere, as appropriate. We continue to believe that the available evidence, taken as a whole, indicates that carbon black is not carcinogenic to humans, and does not present a health hazard when handled in accordance with good housekeeping and safe workplace practices as described in our safety data sheets.

Our products are subject to the chemical control laws and regulatory requirements of the countries in which they are manufactured or imported and distributed commercially. These laws include the regulation of chemical substances and inventories under the Toxic Substances Control Act ("TSCA") in the U.S. and the Registration, Evaluation and Authorization of Chemicals ("REACh") in the European Union. Manufacturers or importers of these chemical substances are required to submit specified health, safety, environment, risk and use information about these substances. Under the "Evaluation" portion of the REACh framework, the European Chemicals Agency (ECHA) and European Union Member States assess the information submitted by companies within registration dossiers and testing proposals to determine whether the associated substances are safe for use. The silica substance evaluation was concluded in 2021, and following this, the Netherlands has proposed a STOT RE 1 classification for untreated silica which has not yet been finalized. Carbon black is scheduled for a substance review in 2026. Analogous regimes exist in other parts of the world, including the UK, Turkey, China, South Korea, and Taiwan. Many of these chemical control regulations are in the process of a multi-year implementation period for product/substance registrations or notifications.

Additional requirements for nanomaterials apply to many of our existing products including carbon black, fumed silica, inkjet pigments, fumed alumina, and advanced carbons such as carbon nano structures and carbon nanotubes. Country-specific nanomaterial reporting programs have been implemented in some countries and are being developed by others. In the European Union, application-specific safety evaluations are ongoing for nanomaterials. Additionally, in 2022, an opinion was adopted to classify a subset of multi-walled carbon nanotubes that includes a carbon nanotube grade we currently manufacture, as carcinogen category 1B and specific target organ toxicant (lung) after repeated exposure category 1 under European Union regulations. The opinion has not yet been published in the Adaptation to Technical Progress (ATP), which would make the classification legally binding. Our carbon nanotubes are bound in a matrix or contained within conductive materials in batteries, molded parts, plastics, coatings, adhesives, and sealants, and we do not believe they present a health risk to end users under normal use conditions. Exposure to carbon nanotubes could occur in the workplace. However, we believe workplace exposures can be appropriately managed with engineering controls in place at our manufacturing facilities and the use of required personal protective equipment at our sites.

A number of organizations and regulatory agencies have become increasingly focused on the issue of water scarcity, water conservation and water quality, particularly in certain geographic regions. We are engaged in various activities to promote water conservation and wastewater recycling, particularly given that some of our manufacturing processes are water intensive. The costs associated with these activities are not expected to have a material adverse effect on our operations.

Various U.S. agencies and international bodies have adopted security requirements applicable to certain manufacturing and industrial facilities and marine port locations. These security-related requirements involve the preparation of security assessments and security plans in some cases, and in other cases the registration of certain facilities with specified governmental authorities. We closely monitor all security-related regulatory developments and believe we are in compliance with all existing requirements. Compliance with such requirements is not expected to have a material adverse effect on our operations.

Item 1A. *Risk Factors*

In addition to factors described elsewhere in this report, the following are important factors that could adversely affect our business. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and financial results.

Industry Risks

Industry capacity utilization and competition from other specialty chemical companies may adversely impact our business.

Our businesses are sensitive to industry capacity utilization, and pricing tends to fluctuate when capacity utilization changes occur, which could affect our financial performance. Further, we operate in a highly competitive marketplace. Our ability to compete successfully depends in part upon our ability to maintain a superior technological capability and to continue to identify, develop and commercialize new and innovative, high value-added products for existing and future customers. Increased competition from existing or newly developed products offered by our competitors or companies whose products offer similar functionality as our products, particularly those with an improved environmental footprint, that could be substituted for our products, may negatively affect demand for our products. In addition, actions by our competitors could impair our ability to maintain or raise prices, successfully enter new markets or maintain or grow our market position.

Environmental laws and regulations that affect our industries impose constraints on our operations, and could threaten our competitive position and increase our operating costs, which may adversely impact our business and results of operations.

Our ongoing manufacturing operations are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to environmental matters, many of which provide for substantial monetary fines, civil and criminal sanctions and possible injunctive relief for violations. These include requirements to obtain and comply with various environmental-related and other permits for constructing new facilities and operating our existing facilities, as well as settlements with agencies regarding environmental matters and environmental requirements. These environmental regulatory requirements impose constraints on our operations and could threaten our competitive position. We have expended and will continue to expend considerable amounts to construct, maintain, operate, and improve our facilities around the world for environmental protection. In addition, the increased emphasis on environmental justice, which is the fair treatment and meaningful involvement of all individuals and communities in which we operate, regardless of race, color, national origin, or income, with respect to the development, implementation and enforcement of environmental laws, regulations, and policies, could result in increased compliance requirements and costs. Furthermore, our actual or perceived failure to adhere to these principles could harm our reputation.

Further, environmental agencies worldwide are increasingly implementing regulations and other requirements resulting in more restrictive air emission limits globally, particularly as they relate to nitrogen oxides, sulfur dioxide and particulate matter emissions. We expect complying with existing regulations and other regulatory and tax changes being proposed in regions where we operate, if approved, will require us to incur significant additional costs for compliance, capital improvements or possibly limit our current or planned operations. We may not be able to offset the costs of these compliance obligations through price increases. Our ability to implement price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the segment served. Such increases may not be accepted by our customers, may not be sufficient to compensate for increased regulatory costs or may decrease demand for our products and our volume of sales. Further, the capital improvements needed to comply with environmental requirements frequently involves the development and installation of new technologies within existing plant operations and there is a risk that these new technologies will not operate as we expect. There may be delays in the start-up of these capital improvements and our ability to comply with these requirements in a timely manner. In particular, it is possible we will experience these issues at our plant in Sarnia in light of the complexity of the new technology we expect to install at that plant.

A description of these matters is included in the discussion under the heading "Safety, Health, Environment, and Sustainability" in Item 1 above, and in Note T in Item 8 below under the heading "Contingencies".

We may be exposed to certain regulatory and financial risks related to climate change developments and an increased focus on carbon neutrality and net zero emissions, which may adversely affect our business and results of operations, and increased pressures and adverse publicity about potential impacts on climate change by us or other companies in our industry could harm our reputation.

Carbon dioxide, a greenhouse gas, is emitted in carbon black manufacturing processes. Concerns about the relationship between greenhouse gases and global climate change, and an increased focus on carbon neutrality and net zero, may result in additional regulations on both national and supranational levels, to monitor, regulate, control and impose taxes on emissions of carbon dioxide and other greenhouse gases. Climate changes include extreme weather impacts, such as changes in rainfall and in storm patterns and intensities, water shortages, significantly changing sea levels and increasing atmospheric and water temperatures. A number of governmental bodies have introduced or are contemplating regulatory changes in response to climate change, including regulating greenhouse gas emissions. Specifically, in certain geographic areas, our carbon black facilities are or may become subject to greenhouse gas emission trading schemes or carbon tax programs under which we may be required to pay any incurred taxes or purchase emission credits if our emission levels exceed our free allocation. The outcome of new legislation or regulation in the U.S. and other jurisdictions in which we operate may result in new or additional requirements and fees or restrictions on certain activities. Compliance with greenhouse gas and climate change initiatives may result in additional costs to us, including, among other things, increased production costs, increased feedstock costs, additional taxes, reduced emission allowances or additional restrictions on production or operations. In addition, certain of our carbon black products for specialty applications have higher greenhouse gas emissions than our other products, which may increase our compliance costs and make it more challenging to achieve our emissions goals without technology developments. We may not be able to offset the effects of these new or more stringent laws and regulations and compliance costs through price increases, which could adversely affect our business and negatively impact our growth. Our ability to implement price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the segment served. Such increases may not be accepted by our customers, may not be sufficient to compensate for increased regulatory costs or may decrease demand for our products and our volume of sales. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Furthermore, the potential impact of climate change and related regulation on our feedstock suppliers and customers is highly uncertain and there can be no assurance that it will not have an adverse effect on the availability, over time, of our traditional carbon black feedstocks, our customers' businesses and sourcing arrangements, and on our financial condition and results of operations. For instance, lower demand for oil refinery products may reduce the availability and increase the cost of certain of the key raw materials we use. In addition, many of our tire customers have set sustainability goals for the 2030 to 2050 time period to purchase more sustainable raw materials, including reduced use of fossil-derived materials, which could reduce demand for our traditional carbon black products.

In addition, even without increased regulation, increased public awareness and adverse publicity about potential impacts on climate change or environmental harm from us or our industry could harm our reputation or otherwise impact the Company adversely. In recent years, investors have also begun to show increased interest in sustainability and climate change as it relates to their investment decisions. Our failure to execute our sustainability strategy in a way that adequately responds to these environmental concerns in a timely manner could harm our reputation and negatively impact the perceived value of our securities. In addition, new disclosure requirements related to GHG emissions and climate change, including the European Sustainability Reporting Standards, any final rules approved by the SEC and upheld by the courts, and state laws requiring climate disclosure, may negatively impact our business by diverting resources, increasing our compliance costs and harming our reputation. Further, increasing weather-related impacts on our operations and plant sites may impact the cost or availability of insurance.

We cannot predict how legal, regulatory and social responses to concerns about climate change, as well as other sustainability and environmental matters, will impact our business.

Volatility in the price and availability of raw materials and energy could impact our margins and working capital and our revenues from our energy center operations.

Our manufacturing processes consume significant amounts of energy and raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. Our carbon black businesses use a variety of feedstocks as raw material including high sulfur fuel oils, low sulfur fuel oils, coal tar distillates, and ethylene cracker residue, the cost and availability of which vary, based in part on geography. Significant movements or volatility in our carbon black feedstock costs could have an adverse effect on our working capital and results of operations. In addition, regulatory changes or geopolitical conflict may impact the availability and prices of our raw materials. For example, the Russian invasion of Ukraine and the resulting ongoing war has in the past disrupted and may in the future continue to disrupt the price and availability of natural gas in Europe.

Certain of our carbon black supply arrangements contain provisions that adjust prices to account for changes in relevant feedstock and natural gas price indices. We also attempt to offset the effects of increases in raw material and energy costs through price increases in our non-contract sales, productivity improvements and cost reduction efforts. Success in offsetting increased raw material and energy costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the segment served. Such increases may not be accepted by our customers, may not be sufficient to compensate for increased raw material and energy costs or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased raw material or energy costs, it could have a significant impact on our financial results. Rapid declines in energy prices and raw material costs can also negatively impact our financial results, as such changes can negatively affect the revenues we receive from our energy centers and yield improvement investments, and may negatively impact our contract pricing adjustments. In addition, we use a variety of feedstock indices in our supply arrangements to adjust our prices for changes in raw materials costs. Depending on feedstock markets and our choice of feedstocks, the indices we use in our supply arrangements may not precisely track our actual costs. This could result in an incongruity between our pricing adjustments and changes in our actual feedstock costs, which can affect our net working capital and our margins. Further, the timing of the implementation of any of these pricing adjustments may not precisely track our actual costs as reflected in our financial statements.

We obtain certain of our raw materials from selected key suppliers and certain joint venture partners. If any supplier of raw materials ceases supplying raw materials to us or is unable to meet its obligations under supply agreements with us on a timely basis or at an acceptable price, or at all, we may be forced to incur higher costs to obtain the necessary raw materials elsewhere.

In addition, our manufacturing processes require water in their operations. If climate change, manufacturing, and trends in digitization and electricity demands create a mismatch between water supply and demand that makes water less available for our operations, there is a risk that our operations may be curtailed, particularly in situations where water for human use needs to be prioritized over other uses, such as manufacturing operations. These costs could increase in the future in the event of water shortages.

A significant adverse change in a customer or joint venture relationship or the failure of a customer or joint venture partner to perform its obligations under agreements with us could harm our business or cash flows.

Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods is important to our future results. We have a group of key customers across our businesses that together represent a significant portion of our total net sales and operating revenues. The loss of any of our important customers, or a significant reduction in volumes sold to them, could adversely affect our results of operations until such business is replaced or any temporary disruption ends. Further, in our Reinforcement Materials segment we enter into supply arrangements with a number of key customers that typically have a duration of one year, which account for approximately two-thirds of our total reinforcing carbons volumes. Our success in negotiating the price and volume terms under these arrangements could have a material effect on our results. In addition, a number of our operations are conducted through joint venture arrangements that operate pursuant to long-term contracts, including for the supply of raw materials and the provision of other services for the joint venture operations. Any dispute as to the terms of these contractual arrangements or deterioration in the relationship between us and our joint venture partner could disrupt the operations of the joint venture, which could affect our financial results and harm our reputation. In addition, any deterioration in the financial condition of any of our customers that impairs our customers' ability to make payments to us also could increase our uncollectible receivables and could affect our future results and financial condition.

We are exposed to political or country risk inherent in doing business in some countries, including China.

Sales outside of the U.S. constituted the majority of our revenues in fiscal 2024. We conduct business in several countries, including China, that have less stable legal systems and financial markets, and potentially more corrupt, or less predictable, business environments than the U.S. As set forth in Note V to our Consolidated Financial Statements, sales in China constituted approximately 25% of our revenues in fiscal 2024 and our property, plant and equipment located in China constituted approximately 25% of our total property, plant and equipment as of September 30, 2024. Our operations outside of the U.S., including in China, expose us to risks related to uncertain enforcement of laws by foreign governments as well as risks that foreign governmental entities will change applicable rules and regulations with minimal advance notice. These risks could result in a material change in our operations, which could negatively impact the value of our securities. Additionally, our operations in some countries, including China, are subject to the following risks: changes in the rate of economic growth; unsettled political or economic conditions; non-renewal of operating permits or licenses; possible expropriation or other governmental actions; corruption by government officials and other third parties; social unrest, war, terrorist activities or other armed conflict; confiscatory taxation or other adverse tax policies; deprivation of contract rights; trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions or additional costs associated with repatriating cash; exchange controls; inflation; currency fluctuations and devaluation; political tension that could result in sanctions being imposed against our customers or suppliers in countries where sanctions have not been imposed in the past; the effect of global health, safety and environmental matters on economic conditions and market opportunities; and changes in financial policy and availability of credit.

For example, the Chinese government has, from time to time, curtailed manufacturing operations, with little or no notice, in industrial regions out of concerns over air quality. The timing and length of these curtailments has been difficult to predict and, at times, were applied to manufacturing operations without regard to whether the operations being curtailed comply with environmental regulations in the area. Accordingly, our manufacturing operations in China have been subject to these curtailments in the past and may be subject to them in the future. These events could negatively impact our results of operations and cash flows both during and after the period of any government-imposed curtailment affecting our operations. Further, any such curtailments on the operations at our customers' facilities could reduce demand for our products and our volumes.

Operational Risks

As a chemical manufacturing company, our operations are subject to operational risks and have the potential to cause environmental or other damage as well as personal injury, or disrupt our ability to supply our customers, any of which could adversely affect our business, results of operations and cash flows.

The operation of a chemical manufacturing business as well as the sale and distribution of chemical products are subject to operational as well as safety, health and environmental risks. For example, the production and/or processing of carbon black, specialty compounds, fumed metal oxides, aerogel, carbon nanotubes and other chemicals involve the handling, transportation, manufacture or use of certain substances or components that may be considered dangerous, toxic or hazardous. While we take precautions to handle and transport these materials in a safe manner, if they are mishandled or released into the environment, they could cause property damage or result in personal injury claims against us.

Our manufacturing processes and the transportation of our chemical products and/or the raw materials used to manufacture our products are subject to risks inherent in chemical manufacturing, including leaks, fires, explosions, toxic releases, severe weather, mechanical failures or unscheduled downtime. In addition, the occurrence of material operating problems at our facilities, particularly at a facility that is the sole source of a particular product we manufacture, or a disruption in our supply chain or distribution operations may result in loss of production, which, in turn, may make it difficult for us to meet customer needs. For example, in recent years we have experienced unplanned plant outages at our plants in Franklin, Louisiana and Altamira, Mexico that caused a period of reduced volumes and earnings and increased our fixed costs. Other disruptions in supply chains and distribution channels, including those caused by global or regional logistics delays and constraints, such as rail or other transportation interruptions, could disrupt our business operations. These events and their consequences could negatively impact our results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.

An interruption in our operations as a result of fence-line arrangements or a joint venture partner's actions could disrupt our manufacturing operations and adversely affect our financial results.

At certain of our fumed metal oxides facilities, we have fence-line arrangements (many of which are closed-loop) with adjacent third-party manufacturing operations ("fence-line partners"), who provide raw materials for our manufacturing operations and/or take by-products generated from our operations. Accordingly, any disruptions or curtailments in a fence-line partner's production facilities that impacts their ability to supply us with raw materials or to take our manufacturing by-products could disrupt our manufacturing operations or cause us to incur increased operating costs to mitigate such disruption. We have experienced disruptions in the supply of raw materials from certain of our fence-line partners in recent years, which have caused us to curtail our operations or incur higher operating costs. In addition, we operate certain of our carbon black facilities through joint venture arrangements, pursuant to which our joint venture partners provide feedstock and/or take by-products generated from our operations. A dispute with a joint venture partner concerning the terms of those arrangements could impact our joint venture operations and could decrease our income from such operations. For example, we are currently in arbitration following an on-going dispute with our joint venture partner in the Czech Republic, which has, and continues to, negatively impact those operations and reduce our income from those joint venture operations. Further, significant events at neighboring industrial facilities, such as environmental releases, could also disrupt our operations and result in negative publicity about us and harm our reputation.

Our products are subject to extensive safety, health and environmental requirements, which could impair our ability to manufacture and sell certain products.

In order to secure and maintain the right to produce or sell our products, we must satisfy product related registration and other regulatory requirements in different jurisdictions. Obtaining and maintaining these approvals requires a significant amount of product testing and data, and there is no certainty these approvals will be obtained.

Certain national and international health organizations have classified carbon black as a possible or suspected human carcinogen. To the extent that, in the future, (i) these organizations re-classify carbon black as a known or confirmed carcinogen, (ii) other organizations or government authorities in other jurisdictions classify carbon black or any of our other finished products, raw materials or intermediates as suspected or known carcinogens or otherwise hazardous, or (iii) there is discovery of adverse health effects attributable to production or use of carbon black or any of our other finished products, raw materials or intermediates, we could be required to incur significantly higher costs to comply with environmental, health and safety laws, or to comply with restrictions on sales of our products, be subject to legal claims, and our reputation and business could be adversely affected. Further, a subset of multi-walled carbon nanotubes that includes a carbon nanotube grade we currently manufacture have been classified as carcinogen category 1B and specific target organ toxicant (lung) after repeated exposure category 1 under European Union regulations. Although our carbon nanotubes are bound in a matrix or contained within conductive materials, exposure to carbon nanotubes could occur in the workplace. We could be required to incur additional costs to comply with requirements for the safe manufacturing and handling of these materials and we could be subject to legal claims associated with our products. In addition, chemicals that are currently classified as non-hazardous may be reclassified as hazardous in the future, and our products may have characteristics that are not recognized today but may be found in the future to impair human health or to be carcinogenic.

Information technology systems failures, data security breaches, cybersecurity attacks or network disruptions have harmed us in the past and could compromise our information, disrupt our operations and expose us to liability, which may adversely impact our operations.

We rely on information technology, some of which is managed by third parties, to manage the day-to-day operations and activities of our business, operate elements of our manufacturing facilities, manage our customer and vendor transactions, and maintain our financial, accounting and business records. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information that is subject to privacy and security laws and regulations.

The secure processing, maintenance and transmission of this data is critical to our operations and business strategy. Information technology systems failures, including those associated with our managed service provider or related to maintaining or upgrading our systems or integrating information technology and other systems in connection with the integration of businesses we acquire, or network disruptions could disrupt our operations by impeding our processing of transactions and our financial reporting, and our operations, including by contributing to a process safety event, any of which could have a material adverse effect on our business or results of operations. In the past, our networks have been subject to an attack, potentially by suspected foreign nation-state attackers, who conducted reconnaissance and deployed malware. While our systems were able to isolate and expel the attacker before material harm was caused, criminals, rogue insiders, nation-state, and other attackers may continue to attack our network, and our defenses may be unable to succeed in detecting their actions or stop them from inflicting potentially material harms including by theft, destruction, misuse, or corruption of our data or systems or those of other entities whose systems may interconnect with ours.

In addition, our information technology systems could be compromised by outside parties intent on extracting information, corrupting information or disrupting business processes. Despite our security design and controls, and those of our third-party providers, we may be vulnerable to cyber-attacks, computer viruses, security breaches, inadvertent or intentional employee actions, system failures and other risks that could potentially lead to the compromising of sensitive, confidential or personal data, improper use of our, or our third-party provider systems, solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, or operational disruptions. We face increased information technology security and fraud risks due to our increased reliance on working remotely, which may create additional information security vulnerabilities and/or magnify the impact of any disruption in information technology systems. Additionally, as we increase our use of artificial intelligence tools into our operations, the risk of unauthorized access to our data and of making compliance errors or erroneous decisions based on our reliance on the AI tool will increase. We have in the past and may in the future be exposed to unauthorized access to our information technology systems through undetected vulnerabilities in our or our service providers' information systems or software. With the evolving nature of cybersecurity threats, the scope and impact of any information security incident cannot be predicted. In addition, more than a dozen states in the United States have also passed comprehensive data protection legislation, and the global regulatory environment pertaining to information security and privacy is increasingly demanding, with new and changing requirements, such as the European Union's General Data Protection Regulation, The Personal Information Protection Law of the People's Republic of China, and Brazil's Lei Geral de Protecao de Dados. Complying with these laws and regulations may be more costly or take longer than we anticipate, and any failure to comply could result in fines or penalties.

Breaches of our security measures, cyber incidents and disruptions, the theft or accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential information about the Company, our employees, our vendors, or our customers, or failure to comply with laws and regulations related to information security or privacy, could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or result in legal claims or proceedings against us by governmental entities or individuals, significant fines, penalties and judgments, disruption of our operations, remediation requirements, changes to our business practices, and damage to our reputation, and could otherwise harm our business and our results of operations. The devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

Natural disasters and severe weather events could affect our operations and financial results.

We operate facilities in areas of the world that are exposed to natural hazards, such as floods, windstorms, hurricanes, droughts and earthquakes. Extreme weather events and changing weather patterns present physical risks on existing infrastructure that may become more frequent or more severe as a result of factors related to climate change, including in areas that have not historically been exposed to natural hazards. Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products and otherwise harm our business and our results of operations, potentially in material ways that may exceed available insurance coverage in the particular circumstances. In addition, certain of our facilities are located in areas that have, in recent years, experienced extreme heat conditions. Our operations at those facilities may be disrupted if extreme heat conditions create an unsafe work environment or be subject to additional safe workplace requirements that could increase their operating costs.

We have experienced recent disruptions of the type described above. For example, the severe flooding that occurred in Western Europe in July 2021 caused significant damage to our specialty compounds plant in Pepinster, Belgium. That disruption resulted in a near-term reduction in earnings from lower volumes and certain increases in our operating costs. We also experienced severe weather events in fiscal 2024 that negatively impacted the results of our Reinforcement Materials segment. Specifically, drought conditions in Mexico affected our operations and flooding conditions in Brazil affected our customers.

Financial and Other Risks

Negative or uncertain worldwide or regional economic conditions or trade relations may adversely impact our business.

Our operations and performance are affected by worldwide and regional economic conditions. Uncertainty or a deterioration in the economic conditions affecting the businesses to which, or geographic areas in which, we sell products could reduce demand for our products, while inflationary pressures may increase our costs. We may also experience pricing pressure on products and services, or be unsuccessful in passing along to our customers an increase in our raw materials costs or energy prices, which could decrease our revenues and have an adverse effect on our financial condition and cash flows. In addition, during periods of economic uncertainty, our customers may temporarily pursue inventory reduction ("destocking") measures that exceed declines in the actual underlying demand. Given our position in the value chains for our principal products, we typically experience greater destocking impacts in our results of operations early in a recessionary cycle.

Our operations in the EU are material to our business and important to our customers. If the competitiveness of chemical manufacturing in the EU continues to deteriorate in light of factors such as increased environmental compliance costs, inconsistent economic policies and rigid labor practices, our customers may have difficulty maintaining the competitiveness of their operations in this region or lose meaningful market share to lower cost imports from other regions, particularly Asia. For example, a shift in tire production from a higher cost region (such as the EU) to a lower cost region (such as Asia) could increase the export of tires made in Asia for sales into Europe and could result in a reduction in tire production in the EU and reduce our profitability.

In addition, changes in, or tensions relating to, U.S. trade relations with countries where we do business may adversely impact our business. For example, tensions in the U.S.-China trade relationship have led to an increased risk of sanctions being imposed against our suppliers and customers in China which, if imposed, could restrict our ability to do business with such companies. In addition, we may encounter unexpected operating difficulties in China, more restrictive investment opportunities in China, greater difficulty transferring funds, more restrictive travel in and out of China, or negative currency impacts. Further, trade tariffs imposed by the U.S. on imports from China could increase the cost of our capital projects or have a negative impact on our customers and reduce demand for our products. In addition, escalating tensions in the U.S.-China trade relationship and/or actual or potential additional restrictive policies by either country could require us to duplicate the technology or other resources and capabilities we have in China, in a geography outside China, thereby increasing our costs.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

As more fully described in Note T in Item 8 below under the heading "Contingencies", we are a party to or the subject of lawsuits, claims, and proceedings, including, but not limited to, those involving environmental, and health and safety matters as well as product liability and personal injury claims relating to asbestosis, silicosis, and coal worker's pneumoconiosis. We are also a potentially responsible party in various environmental proceedings and remediation matters wherein substantial amounts are at issue. Adverse rulings, judgments or settlements in pending or future litigation (including liabilities associated with respirator claims) or in connection with environmental remediation activities could adversely affect our financial results or cause our results to differ materially from those expressed or forecasted in any forward-looking statements.

Our tax rate and other tax obligations are dependent upon a number of factors, a change in any of which could impact our future tax rates and financial results.

Our future tax rates may be adversely affected by a number of factors, including: changes in the jurisdictions in which our profits are determined to be earned and taxed; changes in the estimated realization of our net deferred tax assets; the repatriation of non-U.S. earnings for which we have not previously accrued for non-U.S. withholding taxes; adjustments to estimated taxes upon finalization of various tax returns; increases in expenses that are not deductible for tax purposes; changes in available tax credits; the resolution of issues arising from tax audits with various tax authorities; and changes in tax laws including Pillar Two legislation adopted as part of the OECD Inclusion Framework, which established a global minimum corporate tax rate of 15% for certain multinational enterprises, or the interpretation of such tax laws. In addition, losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from one quarter to another.

Fluctuations in foreign currency exchange and interest rates affect our financial results.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. In fiscal 2024, we derived a majority of our revenues from sales outside the U.S. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other currencies in countries where we operate will affect our results of operations and the value of balance sheet items denominated in foreign currencies. For example, in both fiscal 2023 and 2024, we recorded foreign exchange losses related to the remeasurement of our net monetary assets denominated in Argentine pesos, as the official Argentine exchange rate weakened compared to the U.S. dollar throughout the year. In addition, we may have foreign currency losses from government-controlled currency devaluations, such as the foreign currency losses we recorded in both fiscal 2023 and 2024 related to the impact of the sharp devaluation of the Argentine peso that was guided by the Argentine central bank. Due to the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. In addition, we are exposed to adverse changes in interest rates. We use a combination of commercial paper and borrowings under our Credit Agreements to meet our short-term cash needs, with borrowings intra-quarter that may be higher than at quarter-end. As this debt is at variable interest rates, changes in interest rates can impact our borrowing costs. We manage both these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments as well as foreign currency debt. We cannot be certain, however, that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations.

Any future outbreak of a widespread health epidemic could materially and adversely impact our business in the future.

Our global operations expose us to risks associated with public health crises and outbreaks of epidemics, pandemics, or contagious diseases could have a serious adverse impact on the economy and on our business, results of operations and cash flows. Specifically, a pandemic or future global health crisis may disrupt operations at our customers and reduce demand for our products, require or cause us to cease operations or idle production lines at our facilities, could materially affect our ability to adequately staff and maintain our operations, and could disrupt our supply chain and materially and adversely impact our ability to secure supplies for our facilities. A pandemic could also contribute to increased costs and decreased availability of labor and materials for construction projects, which could increase the costs of our capital improvement projects and delay our completion of such projects.

We have entered into a number of derivative contracts with financial counterparties. The effectiveness of these contracts is dependent on the ability of these financial counterparties to perform their obligations, and their nonperformance could harm our financial condition.

We have entered into forward foreign currency contracts and cross-currency swaps as part of our financial risk management strategy. The effectiveness of our risk management program using these instruments is dependent, in part, upon the counterparties to these contracts honoring their financial obligations. If any of our counterparties are unable to perform their obligations in the future, we could be exposed to increased earnings and cash flow volatility due to an instrument's failure to hedge or adequately address a financial risk.

Technology Risks

We may not be successful achieving our growth expectations from new products, new applications and technology developments, and money we spend on these efforts may not result in an increase in revenues or profits commensurate with our investment.

We may not be successful in achieving our growth expectations from developing new products or product applications. Moreover, we cannot be certain that the costs we incur investing in new product and technology development will result in an increase in revenues or profits commensurate with our investment or within the time period we expect. For example, our investments to further develop our E2C® solutions, inkjet dispersions and inks, and battery materials applications may not result in the earnings growth expectations on which these investments are being made. Further, we attempt to pace our strategic investments, including those we are making to develop our battery materials business in Europe and the U.S. to meet market expectations for the growth in demand for electric vehicles, but, as has been the case with the transition to electric vehicles, market demand for and acceptance of new products may not develop as we expect and we may not realize growth in line with our expectations at the time we made such investments. Similarly, we cannot be certain that the investments we are making in our EVOLVE® Sustainable Solutions technology platform to develop products for our customers using sustainable reinforcing carbons from renewable or recycled materials or using processes that result in lower GHG emissions will be successful, including within the time period our customers expect. In addition, the timely commercialization of products that we are developing may be disrupted or delayed by manufacturing or other technical difficulties, market acceptance or insufficient market size to support a new product, competitors' new products launched in advance of our own, and difficulties in moving from the experimental stage to the production stage. These disruptions or delays could affect our future business results.

The continued protection of our patents, trade secrets and other proprietary intellectual property rights is important to our success.

Our patents, trade secrets and other intellectual property rights are important to our success and competitive position. We own various patents and other intellectual property rights in the U.S. and other countries covering many of our products, as well as processes and product uses. Where we believe patent protection is not appropriate or obtainable, we rely on trade secret laws and practices to protect our proprietary technology and processes, such as physical security, limited dissemination and access and confidentiality agreements with our employees, customers, consultants, business partners, potential licensees and others to protect our trade secrets and other proprietary information. However, trade secrets can be difficult to protect and the protective measures we have put in place may not prevent disclosure or unauthorized use of our proprietary information or provide an adequate remedy in the event of misappropriation or other violations of our proprietary rights. In addition, we are a licensee of various patents and intellectual property rights belonging to others in the U.S. and other countries. Because the laws and enforcement mechanisms of some countries may not allow us to protect our proprietary rights to the same extent as we are able to do in the U.S., the strength of our intellectual property rights will vary from country to country.

Irrespective of our proprietary intellectual property rights, we may be subject to claims that our products, processes or product uses infringe the intellectual property rights of others. These claims, even if they are without merit, could be expensive and time consuming to defend and if we were to lose such claims, we could be enjoined from selling our products or using our processes and/or be subject to damages, or be required to enter into licensing agreements requiring royalty payments and/or use restrictions. Licensing agreements may not be available to us, or if available, may not be available on acceptable terms.

Portfolio Management, Capacity Expansion and Integration Risks

Any failure to realize benefits from acquisitions, alliances or joint ventures or to achieve our portfolio management objectives could adversely affect future financial results.

In achieving our strategic plan objectives, we may pursue acquisitions, alliances or joint ventures intended to complement or expand our existing businesses globally or add product technology, or both. The success of acquisitions of businesses, new technologies and products, or arrangements with third parties is not always predictable and we may not be successful in realizing our objectives as anticipated. We may not be able to integrate any acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect our business results. In addition to strategic acquisitions, we evaluate our portfolio in light of our objectives and alignment with our growth strategy. In implementing this strategy, we may not be successful in separating non-strategic assets. The gains or losses on the divestiture of, or lost operating income from, such assets may affect our earnings. Moreover, we have in the past, and may again in the future, incur asset impairment charges related to acquisitions or divestitures that reduce earnings.

Plant capacity expansions and site development projects may impact existing plant operations, be delayed and/or not achieve the expected benefits.

Our ability to complete capacity expansions and site development projects as planned may be delayed or interrupted by the need to obtain environmental and other regulatory approvals, unexpected cost increases, availability of labor and materials, unforeseen hazards such as weather conditions, and other risks customarily associated with construction projects. These risks include the risk that existing plant operations are disrupted as well as the risk associated with delays in the start-up of operations using new technologies, which disruptions could make it difficult for us to meet our customer needs. Moreover, in the case of capacity expansions, the cost of these activities could have a negative impact on the financial performance of the relevant business until capacity utilization at the particular facility is sufficient to absorb the incremental costs associated with expansion. In addition, our ability to expand capacity in emerging regions depends in part on economic and political conditions in these regions and, in some cases, on our ability to establish operations, construct additional manufacturing capacity or form strategic business alliances.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. Cybersecurity

Risk Management and Strategy

As noted in Part I, Item IA, Risk Factors, Cabot recognizes that the threat of cybersecurity breaches may create significant risks for the Company. Accordingly, we have taken measures to protect Company data and the continuing operation of our information technology and communications systems. Our cybersecurity program includes information technology ("IT") policies and standards and an IT risk management program. Our cybersecurity risk management program leverages standards established by the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, which provides guidance to organizations on how to identify, prevent, detect, respond and recover from cybersecurity threats.

Further, cybersecurity risk is integrated into our enterprise risk management ("ERM") approach and is among the core enterprise risks that are subject to oversight by the Board, as described below, acting through the Audit Committee. We use several tools and controls designed to manage IT risk, including, but not limited to, controls for the management of privileged access, anti-malware tools, simulated email phishing attacks, and other email security tools intended to detect and prevent intrusions as well as monitor risks. Cabot employees have access to formal IT policies that define and clarify expected behaviors with respect to IT resources in various areas. We have a Cyber Incident Response Plan, which establishes procedures to prepare for and respond to a variety of cyber incidents, and engage in response planning, simulations, trainings, tabletop exercises, and other efforts to prepare for any incidents should they occur.

We periodically engage assessors, consultants, auditors and other third parties to assess our cybersecurity programs, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. These assessments provide insight for areas of future improvement in risk mitigation and further program development. In addition, we rely on third parties for various business functions and oversee such third-party service providers by conducting vendor diligence upon onboarding as well as ongoing monitoring.

Governance and Oversight

Management Oversight in Cybersecurity Governance

Cabot's Cyber Risk Steering Committee is responsible for review and oversight of the Company's cybersecurity programs and risk assessment as well as the strategic direction of the program to address evolving risks. Bart Kalkstein, an Executive Vice President of Cabot and a member of Cabot's Management Executive Committee, is a member of the Steering Committee and has executive responsibility for Digital matters. He is supported by our Chief Digital Information Officer (the "CDIO") and our Senior Director of Digital Security (the "SDDS"). The SDDS is the member of the Company's management principally responsible for overseeing the Company's cybersecurity risk management programs in partnership with business and functional leaders across the Company as well as a managed security service provider that provides threat intelligence, global infrastructure monitoring and threat detection and response to cyber events. The SDDS has held various positions within Cabot's IT department over her approximately 30-year tenure with the Company, has an educational background in Information Systems and contributes technical expertise to the Company's management team.

We have established a process to assess the nature, scope and timing of a cyber incident and, as appropriate, communicate the facts of an incident to management and the Board of Directors and, as appropriate, investors. In the event of a cybersecurity incident, the incident response team is responsible for notifying senior management in a timely manner, to the extent that the facts and circumstances of a particular incident warrant such notification. If it is determined that the event is material to the Company, the matter will be escalated to the Board. For material incidents, the Company will provide information regarding the nature and scope of the incident to investors in compliance with SEC regulations.

Board of Directors Oversight in Cybersecurity Governance

Cabot's Board of Directors oversees the Company's cybersecurity program primarily through its Audit Committee, which comprises independent directors. Company executives along with external and internal cybersecurity personnel update the Audit Committee at least quarterly on risks related to cybersecurity and the steps taken to monitor and control risk exposure. Additionally, the results of periodic assessments of the Company's cybersecurity programs, described above, are communicated to the Audit Committee upon completion. Relevant matters are also reviewed with the full Board on at least an annual basis.

As of the date of this report, we have not experienced a cybersecurity incident that resulted in a material effect on our business strategy, results of operations, or financial condition. Despite our efforts, we cannot guarantee that our cybersecurity safeguards will prevent breaches or breakdowns of our or our third-party service providers' information technology systems, particularly in the face of continually evolving cybersecurity threats and increasingly sophisticated threat actors. A cybersecurity incident may materially affect our business, results of operations or financial condition, including where such an incident results in reputational, competitive or business harm or damage to our brand, lost sales, physical damage to facilities, physical harm to individuals, reduced demand, loss of intellectual property rights, significant costs or the Company being subject to government investigations, litigation, fines or damages. For additional information, see Part I, Item 1A, "Risk Factors—Operational Risks—Information technology systems failures, data security breaches, cybersecurity attacks or network disruptions have harmed us in the past and could compromise our information, disrupt our operations and expose us to liability, which may adversely impact our operations."

Item 2. *Properties*

Cabot's corporate headquarters are in leased office space in Boston, Massachusetts. We also own or lease office, manufacturing, storage, distribution, marketing and research and development facilities in the U.S. and in foreign countries. The locations of our principal manufacturing and/or administrative facilities are set forth in the table below. Unless otherwise indicated, all the properties are owned.

Location by Region	Reinforcement Materials	Performance Chemicals
Americas Region		
Alpharetta, Georgia*	X	X
Tuscola, Illinois		X
Carrollton, Kentucky**		X
Franklin, Louisiana	X	X
Ville Platte, Louisiana	X	
Billerica, Massachusetts	X	X
Haverhill, Massachusetts		X
Midland, Michigan		X
Pampa, Texas	X	X
Campana, Argentina	X	
Maua, Brazil	X	X
Sao Paulo, Brazil*[(1)]	X	X
Saint-Jean-sur-Richelieu, Québec, Canada		X
Sarnia, Ontario, Canada	X	X
Cartagena, Colombia	X	
Altamira, Mexico	X	
Europe, Middle East and Africa Region		
Loncin, Belgium		X
Pepinster, Belgium		X
Valasske Mezirici (Valmez), Czech Republic**	X	
Port Jerome, France**	X	
Frankfurt, Germany*		X
Münster, Germany*		X
Rheinfelden, Germany		X
Ravenna, Italy	X	
Riga, Latvia*[(1)]	X	X
Schaffhausen, Switzerland*	X	X
Botlek, Netherlands**	X	X
Dubai, United Arab Emirates*		X
Barry, United Kingdom (Wales)**		X

Location by Region	Reinforcement Materials	Performance Chemicals
Asia Pacific Region		
Jiangsu Province, China**		X
Jiangxi Province, China**		X
Tianjin, China** (2 plants)	X	X
Shanghai, China*[1]	X	X
Shanghai, China** (plant)	X	
Xingtai City, China**	X	
Wuhai, China**		X
Shenzhen, China**		X
Zhuhai, China**		X
Mumbai, India*	X	X
Cilegon, Indonesia**	X	X
Jakarta, Indonesia*[1]	X	X
Chiba, Japan	X	
Shimonoseki, Japan**	X	
Tokyo, Japan*[1]	X	X
Port Dickson, Malaysia**	X	

---

[1]   Global Business Services center

* Leased premises

** Building(s) owned by Cabot on leased land

We conduct research and development for our various businesses primarily at facilities in Billerica, Massachusetts; Pampa, Texas; Pepinster, Belgium; Münster, Germany; Chiba, Japan, Port Dickson, Malaysia and Zhuhai and Shanghai, China.

With our existing manufacturing plants and planned expansions, we generally have sufficient production capacity to meet current requirements and expected near-term growth. These plants are generally well maintained, in good operating condition and suitable and adequate for their intended use. Our administrative offices and other facilities are suitable and adequate for their intended purposes.

Item 3. *Legal Proceedings*

Cabot is a party in various lawsuits and environmental proceedings wherein substantial amounts are claimed. Additional information regarding legal proceedings involving Cabot is disclosed in Note T in Item 8 below, under the heading "Contingencies", which disclosure is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Information about our Executive Officers

Set forth below is certain information about Cabot's executive officers as of November 13, 2024.

Sean D. Keohane, age 57, is President and Chief Executive Officer and a member of Cabot's Board of Directors, positions he has held since March 2016. Mr. Keohane joined Cabot in 2002. From November 2014 until March 2016, he was Executive Vice President and President of Reinforcement Materials. From March 2012 until November 2014, he was Senior Vice President and President of Performance Chemicals, and from May 2008 until March 2012, he was General Manager of Performance Chemicals. He was appointed Vice President in March 2005, Senior Vice President in March 2012 and Executive Vice President in November 2014. He was a member of the Interim Office of the Chief Executive Officer, which was in place from December 2015 until March 2016.

Erica McLaughlin, age 48, is Executive Vice President, Chief Financial Officer and Head of Corporate Strategy. Ms. McLaughlin joined Cabot in 2002. She was elected Executive Vice President effective December 2022, Senior Vice President and Chief Financial Officer in May 2018, and in October 2018 she assumed responsibility for Corporate Strategy and Development. From June 2016 until May 2018, she was Vice President of Business Operations for Reinforcement Materials and General Manager of the tire business, and from July 2011 until June 2016, she was Vice President of Investor Relations and Corporate Communications. Prior to July 2011, she held a variety of leadership positions in Finance and Corporate Planning.

Karen A. Kalita, age 45, is Senior Vice President and General Counsel. Ms. Kalita joined Cabot in 2008. Prior to assuming her current position in June 2019, she held several key positions in Cabot's Law Department, including Chief Counsel to the Company's Reinforcement Materials segment from November 2015 to June 2019 and Purification Solutions segment from June 2013 to June 2019, and senior legal counsel to the Company's previous Advanced Technologies segment. Prior to joining the Company, Ms. Kalita was in private practice at WilmerHale LLP in Boston, MA.

Hobart C. Kalkstein, age 54, is Executive Vice President and President, Reinforcement Materials Segment and President, Americas Region. Mr. Kalkstein also has executive responsibility for Cabot's Digital function. Mr. Kalkstein joined Cabot in 2005. He was elected Executive Vice President effective December 2022, and Senior Vice President and President, Reinforcement Materials Segment and President, Americas Region in April 2016. Prior to this, he was Vice President of Corporate Strategy and Development from December 2015 to April 2016. From October 2013 to December 2015, he served as Vice President of Global Business Operations for Purification Solutions and from November 2012 to December 2015 as General Manager of Global Emission Control Solutions for Purification Solutions, and from January 2012 to November 2012 he served as Vice President of Business Operations and Executive Director of Marketing and Business Strategy for Performance Chemicals. Prior to that, he served as General Manager of the Aerogel business from October 2007 to February 2010.

Jeff Zhu, age 56, is Executive Vice President and President, Carbon and Silica Technologies, and Battery Materials businesses within Cabot's Performance Chemicals Segment and President, Asia Pacific Region. Mr. Zhu joined Cabot in 2012. He was elected Executive Vice President effective December 2022 and Senior Vice President and President, Performance Additives business and President, Asia Pacific Region in October 2019. Prior to this, he had served as President, Asia Pacific Region since joining Cabot. Prior to joining Cabot, Mr. Zhu served in a variety of regional and global business leadership roles at Rhodia from 1994 until 2010, including Asia Pacific regional commercial director from 1994 to 2002, regional vice president and general manager of Rhodia Novacare Asia Pacific from 2002 to 2008, and vice president and global director of Rhodia electronics and catalysis from 2008 to 2010. In addition, Mr. Zhu served as head of global pulp and paper sales at Asia Pacific Resources International Holdings Limited from 2010 to 2012.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Cabot's common stock is listed for trading (symbol CBT) on the New York Stock Exchange. As of November 13, 2024, there were 530 holders of record of Cabot's common stock.

Issuer Purchases of Equity Securities

The table below sets forth information regarding Cabot's purchases of its equity securities during the quarter ended September 30, 2024:

Period	Total Number of Shares Purchased[(1)(2)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(1)]	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[(1)]
July 1, 2024 — July 31, 2024	—	$ —	—	1,938,177
August 1, 2024 — August 31, 2024	440,000	$ 102.62	440,000	1,498,177
September 1, 2024 — September 30, 2024	197,206	$ 100.70	197,206	1,300,971
Total	637,206		637,206	

[(1)] On July 13, 2018, Cabot publicly announced that the Board of Directors authorized the Company to repurchase up to an additional ten million shares of its common stock on the open market or in privately negotiated transactions, increasing the amount of shares available for repurchase at that time to approximately eleven million shares. The current authorization does not have a set expiration date.

[(2)] Total number of shares purchased does not include 4,038 shares withheld to pay taxes on the vesting of equity awards made under the Company's equity incentive plans or to pay the exercise price of options exercised during the period.

Comparative Stock Performance

The graph compares the cumulative total stockholder return on Cabot common stock for the five-year period ended September 30, 2024 with the S&P 400 Chemical Index and the S&P Midcap 400 Index. The comparisons assume the investment of $100 on October 1, 2019 in Cabot's common stock and in each of the indices and the reinvestment of all dividends.

The stock price performance on the graph below is not necessarily indicative of future price performance.



The information included under the heading comparative stock performance in Item 5 shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Critical Accounting Estimates

Our consolidated financial statements have been prepared in conformity with U.S. GAAP. This preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and if (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, we evaluate our estimates and the application of our policies. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting estimates are the most significant to understanding our consolidated financial statements.

Deferred Tax Assets

We have established valuation allowances against a variety of deferred tax assets, including net operating loss carryforwards, capital loss carryforwards, foreign tax credits, and other income tax credits. We assess the realizability of our deferred tax assets quarterly and recognize a valuation allowance when it is more likely than not that some or all of our deferred tax assets are not realizable. This assessment is completed on a jurisdiction-by-jurisdiction basis and relies on the weight of all positive and negative evidence available. Cumulative pre-tax losses for a three-year period are considered significant objective negative evidence that some or all of our deferred tax assets may not be realizable. Cumulative reported pre-tax income is considered objectively verifiable positive evidence of our ability to generate positive pretax income in the future.

In accordance with U.S. GAAP, when there is a recent history of pre-tax losses, there is little weight placed on forecasts for purposes of assessing the recoverability of our deferred tax assets. Judgment is required when considering the relative impact of positive and negative evidence. The weight given to the potential effect of positive and negative evidence is commensurate with the extent that it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary to support a conclusion that a valuation allowance is not needed. We consider the availability of objectively verifiable evidence, such as positive recent core operating results after adjusting for nonrecurring items in determining our ability to utilize deferred tax assets. We use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions. Assumptions, judgment, and estimates are required when estimating future income and scheduling the reversal of deferred tax assets and liabilities, and the exercise is inherently complex and subjective.

Refer to Note A and Note R of our Notes to the Consolidated Financial Statements for description of our policies related to income taxes.

Contingencies

We have recorded a significant reserve for respirator liability claims. Our current estimate of the cost of our share of pending and future respirator liability claims is based on facts and circumstances existing at this time, including the number and nature of the remaining claims. Developments that could affect our estimate include, but are not limited to, (i) significant changes in the number of future claims, (ii) changes in the rate of dismissals without payment of pending claims, (iii) significant changes in the average cost of resolving claims, including potential settlements of groups of claims, (iv) significant changes in the legal costs of defending these claims, (v) changes in the nature of claims received or changes in our assessment of the viability of these claims, (vi) trial and appellate outcomes, (vii) changes in the law and procedure applicable to these claims, (viii) the financial viability of the parties that contribute to the payment of respirator claims, (ix) exhaustion or changes in the recoverability of the insurance coverage maintained by certain of the parties that contribute to the settlement of respirator claims, or a change in the availability of the indemnity provided by a former owner of the business, (x) changes in the allocation of costs among the various parties paying legal and settlement costs, and (xi) a determination that the assumptions that were used to estimate our share of liability are no longer reasonable. We cannot determine the impact of these potential developments on our current estimate of our share of liability for these existing and future claims. Because reserves are limited to amounts that are probable and estimable as of a relevant measurement date, and there is inherent difficulty in projecting the impact of potential developments on our share of liability for these existing and future claims, it is reasonably possible that the liabilities for existing and future claims could change in the near term and that change could be material. Refer to Note A and Note T of our Notes to the Consolidated Financial Statements for description of our policies related to contingencies.

Goodwill Impairment

Goodwill is comprised of the purchase price of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is subject to impairment testing annually, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value.

Evaluating goodwill for impairment involves applying significant assumptions including discount rates and forecasted results for the applicable reporting unit, including earnings before interest and tax ("EBIT"), market multiples and growth rates. These assumptions are forward looking and could be affected by future economic and market conditions. We engage third-party valuation specialists as needed to develop the assumptions used in the calculation and the evaluation of goodwill balances. Refer to Note A and Note G of our Notes to the Consolidated Financial Statements for a description of our policies related to goodwill.

Recently Issued Accounting Pronouncements

Refer to the discussion in Note B of our Notes to the Consolidated Financial Statements.

Results of Operations

Cabot is organized into two reportable segments: Reinforcement Materials and Performance Chemicals. The Company's former Purification Solutions business was a separate reportable segment prior to divestiture in the second quarter of fiscal 2022. Cabot is also organized for operational purposes into three geographic regions: the Americas; EMEA; and Asia Pacific. The discussions of our results of operations for the periods presented reflect these structures.

Our analysis of financial condition and operating results should be read with our consolidated financial statements and accompanying notes. Unless a calendar year is specified, all references to years in this discussion are to our fiscal years ended September 30.

This section discusses our fiscal 2024 and 2023 results of operations and year-to-year comparisons between fiscal 2024 and 2023. For the discussions of our fiscal 2022 results and year-to-year comparisons between fiscal 2023 and fiscal 2022, refer to our discussions under the headings "Results of Operations" and "Cash Flows and Liquidity" in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, which was filed with the United States Securities and Exchange Commission on November 22, 2023.

Definition of Terms and Non-GAAP Financial Measures

When discussing our results of operations, we use several terms as described below.

The term "product mix" refers to the mix of types and grades of products sold or the mix of geographic regions where products are sold, and the positive or negative impact this has on the revenue or profitability of the business and/or segment.

Our discussion under the heading "(Provision) Benefit for Income Taxes and Reconciliation of Effective Tax Rate to Operating Tax Rate" includes a discussion and reconciliation of our "effective tax rate" and our "operating tax rate" for the periods presented, as well as management's projection of our operating tax rate range for the next fiscal year. Our operating tax rate is a non-GAAP financial measure and should not be considered as an alternative to our effective tax rate, the most comparable GAAP financial measure. The operating tax rate excludes income tax (expense) benefit on certain items and discrete tax items. The income tax (expense) benefit on certain items is determined using the applicable rates in the taxing jurisdictions in which the certain items occurred and includes both current and deferred income tax (expense) benefit based on the nature of the certain items. Discrete tax items include, but are not limited to, changes in valuation allowance, uncertain tax positions, and other tax items, such as the tax impact of legislative changes and tax accruals on historic earnings due to changes in indefinite reinvestment assertions. Our definition of the operating tax rate may not be comparable to the definition used by other companies. Management believes that this non-GAAP financial measure is useful supplemental information because it helps our investors compare our tax rate year to year on a consistent basis and to understand what our tax rate on current operations would be without the impact of these items.

Our discussion under the heading "Fiscal 2024 versus Fiscal 2023—By Business Segment" includes a discussion of Total segment EBIT, which is a non-GAAP financial measure defined as Income (loss) from operations before income taxes and equity in earnings from affiliated companies less certain items and other unallocated items. Our Chief Operating Decision Maker, who is our President and Chief Executive Officer, uses segment EBIT to evaluate the operating results of each segment and to allocate resources to the segments. We believe Total segment EBIT, which reflects the sum of EBIT from our reportable segments, provides useful supplemental information for our investors as it is an important indicator of our operational strength and performance, allows investors to see our results through the eyes of management, and provides context for our discussion of individual business segment performance. Total segment EBIT should not be considered an alternative for Income (loss) from operations before income taxes and equity in earnings of affiliated companies, which is the most directly comparable U.S. GAAP financial measure. A reconciliation of Total segment EBIT to Income (loss) from operations before income taxes and equity in earnings of affiliated companies is provided under the heading "Fiscal 2024 versus Fiscal 2023—By Business Segment". Investors should consider the limitations associated with this non-GAAP measure, including the potential lack of comparability of this measure from one company to another.

In calculating Total segment EBIT, we exclude from our Income (loss) from operations before income taxes and equity in earnings of affiliated companies (i) items of expense and income that management does not consider representative of our fundamental on-going segment results, which we refer to as "certain items", and (ii) items that, because they are not controlled by the business segments and primarily benefit corporate objectives, are not allocated to our business segments, such as interest expense and other corporate costs, which include unallocated corporate overhead expenses such as certain corporate salaries and headquarter expenses, plus costs related to special projects and initiatives, which we refer to as "other unallocated items". Management believes excluding the items identified as certain items facilitates operating performance comparisons from period to period by eliminating differences that would not otherwise be apparent on a GAAP basis and also facilitates an evaluation of our operating performance without the impact of these costs or benefits. The items of income and expense that we have excluded from Total segment EBIT, as applicable, but that are included in our GAAP Income (loss) from operations before income taxes and equity in earnings of affiliated companies, as applicable, are described below.

- Argentina controlled currency devaluation loss related to the foreign exchange loss from government-controlled currency devaluations on our net monetary assets denominated in the Argentine peso and investment losses related to the utilization of government bond programs established for the settlement of certain foreign payables.

- Global restructuring activities, which include costs or benefits associated with cost reduction initiatives or plant closures and are primarily related to (i) employee termination costs, (ii) asset impairment charges associated with restructuring actions, (iii) costs to close facilities, including environmental costs and contract termination penalties, and (iv) gains realized on the sale of land or equipment associated with restructured plants or locations.

- Legal and environmental matters and reserves, which consist of costs or benefits for matters typically related to former businesses or that are otherwise incurred outside of the ordinary course of business.

- Acquisition and integration-related charges, which include transaction costs, redundant costs incurred during the period of integration, and costs associated with transitioning certain management and business processes to Cabot's processes.

- Asset impairment charges, which primarily include charges associated with an impairment of goodwill, other long-lived assets or assets held for sale.

- Charges related to the divestiture of our Purification Solutions business, which include accelerated costs associated with the change in control and employee incentive compensation.

- Benefit from the settlement of a royalty arrangement entered into in connection with the divestiture of our former Specialty Fluids business.

- Gains (losses) on sale of a business.

- Employee benefit plan settlements, which consist of either charges or benefits associated with the termination of a pension plan or the transfer of a pension plan to a multi-employer plan.

- Gain associated with the bargain purchase of a business.

Drivers of Demand and Key Factors Affecting Profitability

Drivers of demand and key factors affecting our profitability differ by segment. In Reinforcement Materials, longer term demand is driven primarily by: i) the number of vehicle miles driven globally; ii) the number of original equipment and replacement tires produced; iii) the number of automotive builds; and iv) changes in supply chain inventory levels to adapt to end-market demand and other market dynamics. Over the past several years, operating results have been driven by a number of factors, including: i) increases or decreases in our sales volumes driven by changes in production levels for tires or industrial rubber products and the level at which we service that demand; ii) changes in raw material costs and our ability to adjust the sales price for our products commensurate with changes in raw material costs; iii) changes in pricing and product mix, which includes customer pricing as well as the mix of products sold or the region in which they are sold; iv) global and regional capacity utilization for carbon black; v) fixed cost savings achieved through restructuring and other cost saving activities; vi) the growth of our volumes and market position in emerging economies; vii) capacity management and technology investments, including the impact of energy utilization and yield improvement technologies at our manufacturing facilities; viii) royalties and technology payments related to our patented elastomer composites technology that is used in tire applications; and ix) changes in energy prices associated with our energy center sales and the cost of utilities.

In Performance Chemicals, longer term demand is driven primarily by the construction and infrastructure, automotive, including sales into batteries for electric vehicles, electronics, inkjet printing, and consumer products industries. In recent years, operating results in Performance Chemicals have been driven by: i) increases or decreases in sales volumes to the industries previously noted; ii) changes in pricing and product mix, which includes customer pricing as well as the mix of products sold or the region in which they are sold; iii) our ability to deliver differentiated products that drive enhanced performance in customers' applications; iv) our ability to obtain value pricing for this differentiation; v) the cost of new capacity; vi) changes in selling prices relative to variations in the cost of raw materials; vii) the adoption of new products for use in our customers' applications; and viii) changes in supply chain inventory levels to adapt to end-market demand and other market dynamics.

Overview of Results for Fiscal 2024

During fiscal 2024, Income (loss) from operations before income taxes and equity in earnings of affiliated companies increased compared to fiscal 2023 primarily due to higher earnings in both our Reinforcement Materials and Performance Chemicals segments.

Fiscal 2024 compared to Fiscal 2023—Consolidated

Net Sales and Other Operating Revenues and Gross Profit

| | Years Ended September 30 | |
| | 2024 | 2023 |
	(In millions)	
Net sales and other operating revenues	$ 3,994	$ 3,931
Gross profit	$ 960	$ 839

Net sales and other operating revenues increased by $63 million in fiscal 2024 as compared to fiscal 2023. The increase in net sales and other operating revenues was driven by higher volumes in both the Reinforcement Materials and Performance Chemicals segments ($148 million combined), partially offset by unfavorable pricing and product mix in both segments ($48 million combined), the unfavorable impact from foreign currency translation in both segments ($22 million combined) and lower by-product revenue in both segments ($5 million combined). The higher volumes were due to higher volumes in Asia Pacific and EMEA in Reinforcement Materials and higher volumes in Performance Chemicals as volumes reconnected to underlying demand drivers in key end markets. The unfavorable pricing in both segments was primarily due to lower raw material costs that are generally passed through to our customers.

Gross profit increased by $121 million in fiscal 2024 as compared to fiscal 2023. The increase was primarily due to higher earnings in both our Reinforcement Materials and Performance Chemicals segments as volumes and unit margins, net of costs, in both segments improved.

Selling and Administrative Expenses

| | Years Ended September 30 | |
| | 2024 | 2023 |
	(In millions)	
Selling and administrative expenses	$ 283	$ 253

Selling and administrative expenses increased by $30 million in fiscal 2024 as compared to fiscal 2023. The increase was primarily due to an increase in the incentive compensation expense.

Research and Technical Expenses

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Research and technical expenses	$	63	$ 57

Research and technical expenses increased by $6 million in fiscal 2024 as compared to fiscal 2023. The increase was primarily due to an increase in the incentive compensation expense.

Loss on Sale of Business

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Loss on sale of business	$	—	$ 3

The loss on sale of business associated with the sale of the Purification Solutions business is described in Note D of our Notes to the Consolidated Financial Statements.

Interest and Dividend Income

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Interest and dividend income	$	32	$ 31

Interest and dividend income in fiscal 2024 increased by $1 million as compared to fiscal 2023 primarily due to higher interest rates and the currency mix of deposit balances.

Interest Expense

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Interest expense	$	81	$ 90

Interest expense decreased by $9 million in fiscal 2024 as compared to fiscal 2023 primarily due to lower average short-term borrowings, partially offset by higher interest rates.

Other Income (Expense)

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Other income (expense)	$	(36)	$ (16)

Other expense increased during fiscal 2024 by $20 million as compared to fiscal 2023. The increase was primarily due to higher foreign currency losses in Argentina, including the impact of the government devaluation of the currency that occurred during the first quarter of fiscal 2024.

(Provision) Benefit for Income Taxes and Reconciliation of Effective Tax Rate to Operating Tax Rate

	Years Ended September 30			
	2024		2023	
	(Provision) / Benefit for Income Taxes	Rate	(Provision) / Benefit for Income Taxes	Rate
(Dollars in millions)				
Effective tax rate[1]	$ (111)	21%	$ 28	-6%
Less: Non-GAAP tax adjustments[2]	40		161	
Operating tax rate	$ (151)	26%	$ (133)	28%

(1) Refer to the reconciliation of computed tax expense at the federal statutory rate to the Provision (benefit) for income taxes in Note R of our Notes to the Consolidated Financial Statements.

(2) Non-GAAP tax adjustments made to arrive at the operating tax provision include the income tax (expense) benefit on certain items and discrete tax items, as further described above under the heading "Definition of Terms and Non-GAAP Financial Measures".

For the year ended September 30, 2024, the (Provision) benefit for income taxes was a $111 million expense compared to a $28 million benefit for fiscal 2023. Included in the (provision) benefit for income taxes for the year ended September 30, 2024 and 2023 is a tax benefit of $24 million and $152 million, respectively, related to a partial valuation allowance release on the Company's U.S. net deferred tax assets. Our income taxes are affected by the mix of earnings in the tax jurisdictions in which we operate, and the presence of valuation allowances in certain tax jurisdictions.

For fiscal 2025, we expect our Operating tax rate to be in the range of 27% to 29%. We are not providing a forward-looking reconciliation of the operating tax rate range with an effective tax rate range because, without unreasonable effort, we are unable to predict with reasonable certainty the matters we would allocate to "certain items," including unusual gains and losses, costs associated with future restructurings, acquisition-related expenses and litigation outcomes. These items are uncertain, depend on various factors, and could have a material impact on the effective tax rate in future periods.

Equity in Earnings of Affiliated Companies and Net Income (Loss) Attributable to Noncontrolling Interest, Net of Tax

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Equity in earnings of affiliated companies, net of tax	$	6	$ 5
Net income (loss) attributable to noncontrolling interests, net of tax	$	44	$ 39

Equity in earnings of affiliated companies, net of tax, increased by $1 million in fiscal 2024 compared to fiscal 2023 primarily due to higher profitability at our equity affiliate in Venezuela.

Net income (loss) attributable to noncontrolling interests, net of tax, increased by $5 million in fiscal 2024 compared to fiscal 2023 primarily due to increase earnings of our joint ventures in China and the Czech Republic.

Net Income (Loss) Attributable to Cabot Corporation

In fiscal 2024 and 2023, we reported net income attributable to Cabot Corporation of $380 million ($6.72 earnings per diluted common share) and $445 million ($7.73 earnings per diluted common share), respectively. The decrease in fiscal 2024 was primarily due to a lower partial release of the valuation allowance on our U.S. deferred tax assets ($128 million) and higher losses from government-controlled currency devaluations in Argentina ($26 million), partially offset by higher earnings in both our Reinforcement Material and Performance Chemicals segments ($94 million combined).

Fiscal 2024 compared to Fiscal 2023—By Business Segment

Income (loss) from operations before income taxes and equity in earnings of affiliated companies, pre-tax certain items, other unallocated items and Total segment EBIT for fiscal 2024 and 2023 are set forth in the table below. The details of certain items and other unallocated items are shown below and in Note V of our Notes to the Consolidated Financial Statements.

| | Years Ended September 30 | | |
| | 2024 | | 2023 |
	(In millions)		
Income (loss) from operations before income taxes and equity in earnings of affiliated companies	$	529	$ 451
Less: Certain items, pre-tax		(59)	(29)
Less: Other unallocated items		(113)	(127)
Total segment EBIT	$	701	$ 607

In fiscal 2024, Income (loss) from operations before income taxes and equity in earnings of affiliated companies increased by $78 million. The increase was primarily driven by higher earnings in both our Reinforcement Materials and Performance Chemicals segment ($94 combined) and higher General unallocated income ($20 million), partially offset by higher expenses from Argentina controlled currency devaluation and other losses ($36 million).

Certain Items:

Details of the certain items for fiscal 2024 and 2023 are as follows:

	Years Ended September 30	
	2024	2023
	(In millions)	
Argentina controlled currency devaluation and other losses	$ (43)	$ (7)
Global restructuring activities (Note O)	(13)	(4)
Legal and environmental matters and reserves (Note T)	(2)	(10)
Gain on sale of land	—	1
Acquisition and integration-related charges	—	(4)
Loss on sale of business (Note D)	—	(3)
Other certain items	(1)	(2)
Total certain items	$ (59)	$ (29)

An explanation of these items of expense and income is included in our discussion under the heading "Definition of Terms and Non-GAAP Financial Measures".

Other Unallocated Items:

	Years Ended September 30	
	2024	2023
	(In millions)	
Interest expense	$ (81)	$ (90)
Unallocated corporate costs	(68)	(54)
General unallocated income (expense)	42	22
Less: Equity in earnings of affiliated companies, net of tax	6	5
Total other unallocated items	$ (113)	$ (127)

A discussion of items that we refer to as "other unallocated items" can be found under the heading "Definition of Terms and Non-GAAP Financial Measures". The balances of unallocated corporate costs are primarily comprised of expenditures related to managing a public company that are not allocated to the segments and corporate business development costs related to ongoing corporate projects. The balances of General unallocated income (expense) consist of gains (losses) arising from foreign currency transactions, net of other foreign currency risk management activities, interest and dividend income, and the profit or loss related to the corporate adjustment for unearned revenue and unrealized holdings gains (losses) for investments. This does not include items of income or expense from the items that are separately treated as Certain items.

In fiscal 2024, Total other unallocated items expense decreased by $14 million as compared to fiscal 2023 primarily due to higher General unallocated income partially offset by higher Unallocated corporate costs. General unallocated income (expense) was increased by $20 million of income primarily due to less foreign currency operating losses in Argentina in fiscal 2024 as compared to fiscal 2023. The foreign currency losses from government devaluations in Argentina are treated as a certain item and are not included in General unallocated income (expense). Unallocated corporate costs increased by $14 million primarily due to an increase in incentive compensation expense.

Reinforcement Materials

Sales and EBIT for Reinforcement Materials for fiscal 2024 and 2023 are as follows:

	Years Ended September 30	
	2024	2023
	(In millions)	
Reinforcement Materials Sales	$ 2,610	$ 2,563
Reinforcement Materials EBIT	$ 537	$ 482

In fiscal 2024, sales in Reinforcement Materials increased by $47 million compared to fiscal 2023. The increase was primarily due to higher volumes ($79 million), partially offset by the unfavorable impact from foreign currency translation ($17 million) and unfavorable pricing and product mix ($13 million). The higher volumes were primarily in Asia Pacific and EMEA. The unfavorable pricing was primarily due to lower raw material costs that are generally passed through to our customers. EBIT in Reinforcement Materials increased by $55 million compared to fiscal 2023. The increase was driven by higher volumes ($28 million) and higher unit margins, net of higher costs ($25 million). The higher volumes were primarily in Asia Pacific and EMEA. The higher unit margins, net of higher costs, were primarily driven by favorable pricing and product mix in our 2023 and 2024 calendar year customer agreements, and higher costs were primarily driven by higher selling and administrative costs.

Performance Chemicals

Sales and EBIT for Performance Chemicals for fiscal 2024 and 2023 are as follows:

	Years Ended September 30			
	2024		**2023**	
	(In millions)			
Performance Chemicals Sales	$	1,250	$	1,225
Performance Chemicals EBIT	$	164	$	125

In fiscal 2024, sales in Performance Chemicals increased by $25 million compared to the same period of fiscal 2023. The increase was driven by higher volumes ($69 million), partially offset by unfavorable pricing and product mix ($36 million) and the unfavorable impact from foreign currency translation ($5 million). The higher volumes were primarily due to demand recovery in key end markets as the customer destocking that occurred in fiscal 2023 did not reoccur in fiscal 2024.The less favorable pricing was primarily due to lower raw material costs that are generally passed through to our customers.

EBIT in Performance Chemicals increased by $39 million compared to fiscal 2023 due to higher volumes ($35 million) and higher unit margins, net of higher costs ($11 million), partially offset by the unfavorable impact of foreign currency translation ($6 million). The higher volumes were primarily due to demand recovery in key end markets as the customer destocking that occurred in fiscal 2023 did not reoccur in fiscal 2024. The higher unit margins, net of higher costs, were primarily due to higher unit margins from a more favorable product mix with higher sales into the automotive and electronics end markets. Higher costs were primarily driven by higher maintenance and turnaround costs.

Fiscal 2025 Outlook

Looking forward to fiscal 2025, we remain focused on our strategy of Creating for Tomorrow, advancing several strategic initiatives, generating strong cash flows, continuing our disciplined approach to capital allocation, and remain committed to our investment grade credit rating. We expect continued EBIT growth in Reinforcement Materials and Performance Chemicals with higher volumes in both segments and higher margins in Reinforcement Materials.

Liquidity and Capital Resources

Overview

Our liquidity position, as measured by cash and cash equivalents plus borrowing availability, increased by $137 million during fiscal 2024, primarily due to lower outstanding revolving credit and commercial paper balances at the end of the period. As of September 30, 2024, we had cash and cash equivalents of $223 million and borrowing availability under our revolving credit agreements of $1.2 billion.

We have access to borrowings under the following two credit agreements:

- $1 billion unsecured revolving credit agreement (the "U.S. Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and the other lenders party thereto, which matures in August 2027. The U.S. Credit Agreement supports our issuance of commercial paper, and borrowings under it may be used for working capital, letters of credit and other general corporate purposes.

- €300 million unsecured revolving credit agreement (the "Euro Credit Agreement", and together with the U.S. Credit Agreement, the "Credit Agreements"), with PNC Bank, National Association, as Administrative Agent, and the other lenders party thereto, which matures in August 2027. Borrowings under the Euro Credit Agreement may be used for the repatriation of earnings of our foreign subsidiaries to the United States, the repayment of indebtedness of our foreign subsidiaries owing to us or any of our subsidiaries and for working capital and general corporate purposes.

As of September 30, 2024, we were in compliance with the debt covenants under the Credit Agreements, which, with limited exceptions, require us to comply on a quarterly basis with a leverage test requiring the ratio of consolidated net debt to consolidated EBITDA not to exceed 3.50 to 1.00. Consolidated net debt is defined as consolidated debt offset by the lesser of (i) unrestricted cash and cash equivalents and (ii) $150 million.

A significant portion of our business occurs outside the U.S. and our cash generation does not always align geographically with our cash needs. The vast majority of our cash and cash equivalent holdings tend to be held outside the U.S. We generally use a combination of U.S. earnings, repatriation of certain foreign earnings, commercial paper issuances and borrowings under our U.S. Credit Agreement to meet our U.S. cash needs. With the exception of Argentina, which has currency controls that prevent the distribution of cash, we are generally able to move cash throughout the Company through our cash pooling structures, intercompany accounts and/or distributions, as needed. Although we repatriate certain foreign earnings, cash held by foreign subsidiaries is generally considered permanently reinvested and is used to finance the subsidiaries' operational activities and future investments. We usually reduce our commercial paper balance and, if applicable, borrowings under our Credit Agreements, at quarter-end using cash derived from customer collections, including the utilization of customer supply chain financing programs, settlement of intercompany balances and short-term intercompany loans. If additional funds are needed in the U.S., we expect to be able to repatriate cash, including cash from China, while paying any withholding or other taxes. Changes in regulations and tax laws in the U.S. or foreign countries could restrict our ability to transfer funds or impose material costs on such transfers.

As of September 30, 2024 and 2023, we had $113 million and $120 million, respectively, of borrowings outstanding under the Euro Credit Agreement and no outstanding borrowings under the U.S. Credit Agreement at either date. There was $45 million and $172 million of commercial paper outstanding at September 30, 2024 and 2023, respectively.

We anticipate sufficient liquidity from (i) cash on hand; (ii) cash flows from operating activities; and (iii) cash available from the Credit Agreements and our commercial paper program to meet our operational and capital investment needs and financial obligations for both the next twelve months and the foreseeable future. The liquidity we derive from cash flows from operations is, to a large degree, predicated on our ability to collect our receivables in a timely manner, the cost of our raw materials, and our ability to manage inventory levels.

The following discussion of the changes in our cash balance refers to the various sections of our Consolidated Statements of Cash Flows.

Cash Flows from Operating Activities

Cash provided by operating activities, which consists of net income adjusted for the various non-cash items included in income, changes in working capital and changes in certain other balance sheet accounts, totaled $692 million in fiscal 2024. Operating activities provided $595 million of cash in fiscal 2023.

Cash provided by operating activities in fiscal 2024 was driven by business earnings excluding the non-cash impacts of depreciation and amortization of $151 million, plus a decrease in net working capital of $57 million. The decrease in net working capital was largely driven by a decrease in inventories from lower cost of raw materials and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable from increased sales volumes.

Cash provided by operating activities in fiscal 2023 was driven by business earnings excluding the non-cash impacts of depreciation and amortization of $144 million, plus a decrease in net working capital of $97 million. The decrease in net working capital was largely driven by a decrease in accounts receivable due to lower customer prices from lower cost of raw materials and decreased sales volumes and a decrease in inventories, partially offset by a decrease in accounts payable and accrued expenses driven by lower cost of raw materials.

Cash Flows from Investing Activities

Investing activities consumed $235 million of cash in fiscal 2024 compared to $214 million in fiscal 2023. In fiscal 2024, the use of cash by investing activities primarily consisted of $241 million of capital expenditures for sustaining and compliance capital projects at our operating facilities as well as growth-related capital, including capacity expansion projects.

In fiscal 2023, the use of cash by investing activities primarily consisted of $244 million of capital expenditures for sustaining and compliance capital projects at our operating facilities as well as growth-related capital, including a capacity expansion project in Performance Chemicals, partially offset by proceeds from insurance settlements of $12 million, proceeds from the sale of land of $7 million, and proceeds from the sale of our Purification Solutions business of $6 million.

Capital expenditures for fiscal 2025 are expected to be between $250 million and $300 million. Our planned capital spending program for fiscal 2025 is primarily for sustaining, compliance and improvement capital projects at our operating facilities as well as capacity expansion capital expenditures.

Cash Flows from Financing Activities

Financing activities consumed $415 million of cash in fiscal 2024 compared to $403 million consumed in fiscal 2023. The cash consumed by financing activities in fiscal 2024 primarily consisted of repurchases of common stock of $172 million, net repayments of commercial paper of $127 million, dividend payments to stockholders of $93 million, dividend payments to noncontrolling interests of $27 million, and net repayments of long-term debt of $12 million under our Euro Credit Agreement, which includes repayments of $26 million partially offset by proceeds of $14 million. These payments were partially offset by proceeds from the sales of common stock of $20 million from stock option exercises.

The cash consumed by financing activities in fiscal 2023 primarily consisted of net repayments of long-term debt of $6 million, which consisted of repayments of $90 million partially offset by proceeds of $84 million, net repayments of commercial paper of $149 million, net repayments of credit facility borrowings of $24 million, dividend payments to stockholders of $88 million, repurchases of common stock of $98 million and dividend payments to noncontrolling interests of $42 million.

Our long-term total debt, of which $8 million is current, matures at various times as presented in Note I of our Notes to the Consolidated Financial Statements. The weighted-average interest rate on our fixed rate long-term debt was 4.29% as of September 30, 2024.

Share Repurchases

In fiscal 2018, our Board of Directors authorized us to repurchase up to an additional ten million shares of common stock. In fiscal 2024, we repurchased approximately 1.7 million shares of common stock on the open market for $159 million. In fiscal 2023, we repurchased approximately 1.3 million shares of common stock on the open market for $91 million. Additionally, during fiscal 2024 and 2023, we repurchased 0.2 million and 0.1 million, respectively, shares of our common stock associated with employee tax obligations on stock-based compensation awards for $13 million and $7 million, respectively. As of September 30, 2024, we had approximately 1.3 million shares available for repurchase under the Board of Directors' share repurchase authorization.

Dividend Payments

In fiscal 2024 and 2023, we paid cash dividends on our common stock of $1.66 and $1.54 per share, respectively. These cash dividend payments totaled $93 million and $88 million in fiscal 2024 and 2023, respectively.

Employee Benefit Plans

As of September 30, 2024, we had a consolidated pension obligation, net of the fair value of plan assets, of $26 million, primarily associated with postretirement benefit plan liabilities.

In fiscal 2024, we made cash contributions totaling $4 million to our defined benefit pension plans. In fiscal 2025, we expect to make cash contributions of $5 million to our defined benefit pension plans.

The $25 million of unfunded postretirement benefit plan liabilities is comprised of $13 million for our U.S. and $12 million for our foreign postretirement benefit plans. These postretirement benefit plans provide certain health care and life insurance benefits for retired employees. Typical of such plans, our postretirement plans are unfunded and, therefore, have no plan assets. We fund these plans as claims or insurance premiums come due. In fiscal 2024, we paid postretirement benefits of $4 million. For fiscal 2025, our benefit payments for our postretirement plans are expected to be $3 million.

In fiscal 2023, we commenced the plan termination process for the Cabot Carbon Limited Pension Plan and Carbon Plastics Pension Plan and expect to complete this process in fiscal 2025.

Contractual Obligations

The following table sets forth our long-term contractual obligations.

| | Payments Due by Fiscal Year | | | | | | |
	2025	2026	2027	2028	2029	Thereafter	Total
				(In millions)			
Purchase commitments	$ 251	$ 210	$ 184	$ 132	$ 116	$ 1,349	$ 2,242
Long-term debt	4	250	113	8	300	400	1,075
Fixed interest on long-term debt	41	41	33	32	32	60	239
Variable interest on long-term debt	5	5	4	—	—	—	14
Finance leases[1]	5	5	3	3	3	13	32
Operating leases[1]	17	14	12	10	10	69	132
Total	$ 323	$ 525	$ 349	$ 185	$ 461	$ 1,891	$ 3,734

[1] Lease liabilities include interest.

Purchase Commitments

We have entered into long-term, volume-based purchase agreements primarily for the purchase of raw materials and natural gas with various key suppliers for all of our business segments. Under certain of these agreements the quantity of material being purchased is fixed, but the price we pay changes as market prices change. For purposes of the table above, current purchase prices have been used to quantify total commitments. We have also entered into long-term purchase agreements primarily for services related to information technology, which are not included in the table above, that total $31 million as of September 30, 2024, the majority of which is expected to be paid within the next 5 years.

Leases

We have entered into various leases as the lessee, primarily related to certain transportation vehicles, warehouse facilities, office space, and machinery and equipment. These leases have remaining lease terms between one and fifteen years, some of which may include options to extend the leases for up to fifteen years or options to terminate the leases. Our land leases have remaining lease terms up to seventy-eight years.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through long- and short-term borrowings and denominate our transactions in a variety of foreign currencies. Changes in these rates may have an impact on future cash flows and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, using derivative financial instruments.

We have policies governing our use of derivative instruments, and we do not enter into financial instruments for trading or speculative purposes.

By using derivative instruments, we are subject to credit and market risk. The derivative instruments are booked in our balance sheet at fair value and reflect the asset or liability position as of September 30, 2024. If a counterparty fails to fulfill its performance obligations under a derivative contract, our exposure will equal the fair value of the derivative. Generally, when the fair value of a derivative contract is positive, the counterparty owes Cabot, thus creating a payment risk for Cabot. We minimize counterparty credit or repayment risk by entering into these transactions with major financial institutions of investment grade credit rating. Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

Foreign Currency Risk

Our international operations are subject to certain risks, including currency exchange rate fluctuations and government actions. We have cross-currency swaps designated as hedges of our net investments in certain Euro denominated subsidiaries. The following table summarizes the principal terms of our cross-currency swaps, including the aggregate notional amount of the swaps, the interest rate payment we receive from and pay to our swap counterparties, the term and fair value at September 30, 2024 and 2023.

Description	Notional Amount	Interest Rate Received	Interest Rate Paid	Fiscal Year Entered Into	Maturity Year	Fair Value at September 30, 2024	Fair Value at September 30, 2023
Cross Currency Swaps	USD 250 million swapped to EUR 223 million	3.40%	1.94%	2016	2026	$1 million	$12 million

We also have foreign currency exposures arising from the denomination of monetary assets and liabilities in foreign currencies other than the functional currency of a given subsidiary as well as the risk that currency fluctuations could affect the dollar value of future cash flows generated in foreign currencies. Accordingly, we use short-term forward contracts to minimize the exposure to foreign currency risk. At September 30, 2024 and 2023, we had $138 million and $82 million, respectively, in notional foreign currency contracts, which were denominated in Indonesian rupiah, Czech koruna, and Colombian peso. These forwards had a fair value of less than $1 million as of both September 30, 2024 and 2023.

In certain situations where we have forecasted purchases under a long-term commitment or forecasted sales denominated in a foreign currency, we may enter into appropriate financial instruments in accordance with our risk management policy to hedge future cash flow exposures.

In fiscal 2024 and 2023, due to the weakening of most foreign currencies against the U.S. dollar, foreign currency translations in the aggregate decreased our business segment EBIT by $5 million and $16 million, respectively, which affected the results of the Reinforcement Materials and Performance Materials segments. In fiscal 2024 and 2023, we recognized a net foreign exchange loss of $46 million and $35 million, respectively, in Other income (expense) from the revaluation of monetary assets and liabilities from transactional currencies to functional currency, largely attributable to changes in the value of the Argentine peso in both periods.

Item 8.   *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

CABOT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30		
	2024	2023	2022
	(In millions, except per share amounts)		
Net sales and other operating revenues	$ 3,994	$ 3,931	$ 4,321
Cost of sales	3,034	3,092	3,436
Gross profit	960	839	885
Selling and administrative expenses	283	253	258
Research and technical expenses	63	57	55
Loss on sale of business and asset impairment charge (Note D)	—	3	207
Gain on bargain purchase of a business (Note C)	—	—	(24)
Income (loss) from operations	614	526	389
Interest and dividend income	32	31	11
Interest expense	(81)	(90)	(56)
Other income (expense)	(36)	(16)	(9)
Income (loss) from operations before income taxes and equity in earnings of affiliated companies	529	451	335
(Provision) benefit for income taxes	(111)	28	(102)
Equity in earnings of affiliated companies, net of tax	6	5	10
Net income (loss)	424	484	243
Net income (loss) attributable to noncontrolling interests, net of tax of $11, $9 and $8	44	39	34
Net income (loss) attributable to Cabot Corporation	$ 380	$ 445	$ 209
Weighted-average common shares outstanding:			
Basic	55.1	56.1	56.5
Diluted	55.7	56.5	56.9
Earnings (loss) per common share:			
Basic	$ 6.79	$ 7.79	$ 3.65
Diluted	$ 6.72	$ 7.73	$ 3.62

The accompanying notes are an integral part of these consolidated financial statements.

CABOT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended September 30		
	2024	**2023**	**2022**
	(In millions)		
Net income (loss)	$ 424	$ 484	$ 243
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment, net of tax	18	80	(175)
Derivatives: net investment hedges			
(Gains) losses reclassified to interest expense, net of tax	(4)	(6)	(6)
(Gains) losses excluded from effectiveness testing and amortized to interest expense, net of tax	2	2	2
Pension and other postretirement benefit liability adjustments, net of tax	(9)	1	14
Other comprehensive income (loss), net of tax of $14, $1 and $3	7	77	(165)
Comprehensive income (loss)	431	561	78
Net income (loss) attributable to noncontrolling interests, net of tax	44	39	34
Foreign currency translation adjustment attributable to noncontrolling interests, net of tax	5	—	(15)
Comprehensive income (loss) attributable to noncontrolling interests	49	39	19
Comprehensive income (loss) attributable to Cabot Corporation	$ 382	$ 522	$ 59

The accompanying notes are an integral part of these consolidated financial statements.

CABOT CORPORATION
CONSOLIDATED BALANCE SHEETS
ASSETS

	September 30			
	2024		**2023**	
	(In millions, except share and per share amounts)			
Current assets:				
Cash and cash equivalents	$	223	$	238
Accounts and notes receivable, net of reserve for doubtful accounts of $5 and $2		733		695
Inventories		552		585
Prepaid expenses and other current assets		97		108
Total current assets		1,605		1,626
Property, plant and equipment		4,082		3,827
Accumulated depreciation		(2,548)		(2,415)
Net property, plant and equipment		1,534		1,412
Goodwill		133		134
Equity affiliates		23		20
Intangible assets, net		53		60
Deferred income taxes		216		180
Other assets		172		172
Total assets	$	3,736	$	3,604

The accompanying notes are an integral part of these consolidated financial statements.

CABOT CORPORATION
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND STOCKHOLDERS' EQUITY

	September 30	
	2024	2023
	(In millions, except share and per share amounts)	
Current liabilities:		
Short-term borrowings	$ 45	$ 174
Accounts payable and accrued liabilities	676	600
Income taxes payable	43	40
Current portion of long-term debt	8	8
Total current liabilities	772	822
Long-term debt	1,087	1,094
Deferred income taxes	42	50
Other liabilities	245	231
Commitments and contingencies (Note T)		
Stockholders' equity:		
Preferred stock:		
Authorized: 2,000,000 shares of $1 par value, Issued and Outstanding: None and none	—	—
Common stock:		
Authorized: 200,000,000 shares of $1 par value, Issued: 54,430,316 and 55,379,636 shares, Outstanding: 54,297,251 and 55,243,804 shares	54	55
Less cost of 133,065 and 135,832 shares of common treasury stock	(3)	(3)
Additional paid-in capital	—	—
Retained earnings	1,734	1,574
Accumulated other comprehensive income (loss)	(360)	(362)
Total Cabot Corporation stockholders' equity	1,425	1,264
Noncontrolling interests	165	143
Total stockholders' equity	1,590	1,407
Total liabilities and stockholders' equity	$ 3,736	$ 3,604

The accompanying notes are an integral part of these consolidated financial statements.

CABOT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended September 30 | | |
	2024	2023	2022
		(In millions)	
Cash Flows from Operating Activities:			
Net income (loss)	$ 424	$ 484	$ 243
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	151	144	146
Loss on sale of a business and asset impairment charge	—	3	207
Gain on bargain purchase of a business	—	—	(24)
Gain on sale of land	—	(1)	(17)
Deferred tax provision (benefit)	(37)	(156)	(40)
Employee benefit plan settlement	—	—	(1)
Equity in net income of affiliated companies	(6)	(5)	(10)
Share-based compensation	25	20	23
Other non-cash (income) expense	63	4	20
Cash dividends received from equity affiliates	2	2	1
Changes in assets and liabilities:			
Accounts and notes receivable	(26)	153	(287)
Inventories	41	96	(259)
Prepaid expenses and other assets	2	1	(25)
Accounts payable and accrued liabilities	42	(152)	115
Income taxes payable	3	(4)	15
Other liabilities	8	6	(7)
Cash provided by operating activities	692	595	100
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(241)	(244)	(211)
Proceeds from sale of a business	—	6	79
Cash paid for acquisition of business, net of cash acquired of $—, $— and $5	—	—	(9)
Proceeds from sale of land	—	7	18
Proceeds from insurance settlements	—	12	1
Other	6	5	4
Cash used in investing activities	(235)	(214)	(118)
Cash Flows from Financing Activities:			
Proceeds from short-term borrowings	—	24	26
Repayments of short-term borrowings	(1)	(48)	—
Proceeds from issuance of (repayments of) commercial paper, net	(127)	(149)	250
Proceeds from long-term debt, net of issuance costs	15	84	394
Repayments of long-term debt	(30)	(90)	(372)
Purchases of common stock	(172)	(98)	(53)
Proceeds from sales of common stock	20	4	6
Cash dividends paid to noncontrolling interests	(27)	(42)	(22)
Cash dividends paid to common stockholders	(93)	(88)	(84)
Cash provided by (used in) financing activities	(415)	(403)	145
Effects of exchange rate changes on cash	(57)	54	(91)
Increase (decrease) in cash, cash equivalents	(15)	32	36
Cash, cash equivalents at beginning of year	238	206	170
Cash, cash equivalents at end of year	$ 223	$ 238	$ 206
Non-cash investing activities and supplemental cash flow information:			
Additions to property, plant and equipment included in Accounts payable and accrued liabilities	$ 50	$ 41	$ 24
Income taxes paid	$ 136	$ 140	$ 129
Interest paid	$ 82	$ 85	$ 46

The accompanying notes are an integral part of these consolidated financial statements.

CABOT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions, except shares in thousands and per share amounts)

	Common Stock, Net of Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Cabot Corporation Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Cost						
Balance at September 30, 2021	56,727	$ 53	$ 24	$ 1,159	$ (289)	$ 947	$ 143	$ 1,090
Net income (loss)				209		209	34	243
Total other comprehensive income (loss)					(150)	(150)	(15)	(165)
Cash dividends declared to noncontrolling interests						—	(28)	(28)
Cash dividends declared to common stockholders, $1.48 per share				(84)		(84)		(84)
Issuance of stock under equity compensation plans	359	—	6			6		6
Share-based compensation			23			23		23
Purchase and retirement of common stock	(837)	(1)	(52)			(53)		(53)
Balance at September 30, 2022	56,249	52	1	1,284	(439)	898	134	1,032
Net income (loss)				445		445	39	484
Total other comprehensive income (loss)					77	77	—	77
Cash dividends declared to noncontrolling interests						—	(30)	(30)
Cash dividends declared to common stockholders, $1.54 per share				(88)		(88)		(88)
Issuance of stock under equity compensation plans	357	1	3			4		4
Share-based compensation			26			26		26
Purchase and retirement of common stock	(1,362)	(1)	(30)	(67)		(98)		(98)
Balance at September 30, 2023	55,244	52	—	1,574	(362)	1,264	143	1,407
Net income (loss)				380		380	44	424
Total other comprehensive income (loss)					2	2	5	7
Cash dividends declared to noncontrolling interests						—	(27)	(27)
Cash dividends declared to common stockholders, $1.66 per share				(93)		(93)		(93)
Issuance of stock under equity compensation plans	912	1	19			20		20
Share-based compensation			25			25		25
Purchase and retirement of common stock	(1,859)	(2)	(44)	(127)		(173)		(173)
Balance at September 30, 2024	54,297	$ 51	$ —	$ 1,734	$ (360)	$ 1,425	$ 165	$ 1,590

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Note A. Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies of Cabot Corporation ("Cabot" or "the Company") are described below.

Unless otherwise indicated, all disclosures and amounts in the Notes to the Consolidated Financial Statements relate to the Company's operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Cabot and its wholly-owned subsidiaries and majority-owned and controlled subsidiaries. Additionally, Cabot considers consolidation of entities over which control is achieved through means other than voting rights, of which there were none in the periods presented. Intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with a maturity of three months or less at date of acquisition. Cabot continually assesses the liquidity of cash equivalents and, as of September 30, 2024, has determined that they are readily convertible to cash.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first-in, first-out method.

Cabot periodically reviews inventory for both potential obsolescence and potential declines in anticipated selling prices. In this review, the Company makes assumptions about the future demand for and market value of the inventory, and based on these assumptions estimates the amount of any obsolete, unmarketable, slow moving, or overvalued inventory. Cabot writes down the value of these inventories by an amount equal to the difference between the cost of the inventory and its estimated net realizable value.

Investments

The Company has investments in equity affiliates and marketable securities. As circumstances warrant, all investments are subject to periodic impairment reviews. Unless consolidation is required, investments in equity affiliates, where Cabot generally owns between 20% and 50% of the affiliate, are accounted for using the equity method. Cabot records its share of the equity affiliate's results of operations based on its percentage of ownership of the affiliate. Dividends declared from equity affiliates are a return on investment and are recorded as a reduction to the equity investment value. As of September 30, 2024 and 2023, Cabot had equity affiliate investments of $23 million and $20 million, respectively. Dividends declared and received from these investments were $2 million, $2 million and $1 million in fiscal 2024, 2023 and 2022, respectively.

Intangible Assets and Goodwill Impairment

The Company records tangible and intangible assets acquired and liabilities assumed in business combinations under the acquisition method of accounting. Amounts paid for an acquisition are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The Company uses assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination. The determination of the fair value of intangible assets requires the use of significant judgment with regard to assumptions used in the valuation model. The Company estimates the fair value of identifiable acquisition-related intangible assets principally based on projections of cash flows that will arise from these assets. The projected cash flows are discounted to determine the fair value of the assets at the dates of acquisition.

Definite-lived intangible assets, which are comprised of trademarks, customer relationships and developed technologies, are amortized over their estimated useful lives and are reviewed for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets.

Goodwill is comprised of the purchase price of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is subject to impairment testing annually, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value.

A reporting unit, for the purpose of the impairment test, is at or below the operating segment level, and constitutes a business for which discrete financial information is available and regularly reviewed by segment management. Reinforcement Materials, and the fumed metal oxides, specialty compounds, specialty carbons and battery materials product lines within Performance Chemicals, which are considered separate reporting units, carry the Company's goodwill balances as of September 30, 2024.

For the purpose of the goodwill impairment test, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional quantitative evaluation is performed. Alternatively, the Company may elect to proceed directly to the quantitative goodwill impairment test. If based on the quantitative evaluation the fair value of the reporting unit is less than its carrying amount, a goodwill impairment loss would result. The goodwill impairment loss would be the amount by which the carrying value of the reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The fair value of a reporting unit is based on discounted estimated future cash flows. The assumptions used to estimate fair value include management's best estimates of future growth rates, operating cash flows, capital expenditures and discount rates over an estimate of the remaining operating period at the reporting unit level. The fair value is also benchmarked against the value calculated from a market approach using the guideline public company method. Based on the Company's most recent annual goodwill impairment test performed as of August 31, 2024, the fair values of the Reinforcement Materials, fumed metal oxides, specialty compounds, specialty carbons and battery materials reporting units were substantially in excess of their carrying values.

Long-lived Assets Impairment

Long-lived assets are grouped with other assets and liabilities at the lowest level for which independent identifiable cash flows are determinable. The carrying values of long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. To test for impairment of assets, the Company generally uses a probability-weighted estimate of the future undiscounted net cash flows of the assets over their remaining lives to determine if the value of the asset is recoverable.

An asset impairment is recognized when the carrying value of the asset is not recoverable based on the analysis described above, in which case the asset is written down to its fair value. If the asset does not have a readily determinable market value, a discounted cash flow model may be used to determine the fair value of the asset.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the related assets. The depreciable lives for buildings, machinery and equipment, and other fixed assets are generally between twenty and twenty-five years, ten and twenty-five years, and three and twenty-five years, respectively. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are removed from the Consolidated Balance Sheets and resulting gains or losses are included in earnings in the Consolidated Statements of Operations. Expenditures for repairs and maintenance are charged to expenses as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Cabot capitalizes interest costs when they are part of the cost of acquiring and constructing certain assets that require a period of time to prepare for their intended use. During fiscal 2024, 2023 and 2022, Cabot capitalized $9 million, $6 million and $3 million of interest costs, respectively. These amounts are amortized over the lives of the related assets when they are placed in service.

Asset Retirement Obligations

Cabot estimates incremental costs for special handling, removal and disposal of materials that may or will give rise to conditional asset retirement obligations ("ARO") and then discounts the expected costs back to the current year using a credit adjusted risk-free rate. Cabot recognizes ARO liabilities and costs when they are probable and can be reasonably estimated. In certain instances, Cabot has not recorded a reserve for AROs because the timing of disposal of the underlying asset is unknown. The ARO reserves were $11 million as of both September 30, 2024 and 2023. The ARO balances are included in Accounts payable and accrued liabilities and Other liabilities on the Consolidated Balance Sheets.

Foreign Currency Translation

The functional currency of the majority of Cabot's foreign subsidiaries is the local currency in which the subsidiary operates. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Income and expense items are translated at average monthly exchange rates during the year. The functional currency of Cabot's foreign subsidiaries that operate in a highly inflationary economy is the U.S. dollar. Refer below to Argentinian Government Actions for detail regarding foreign currency exchange losses recorded by Cabot's wholly-owned Argentinian subsidiary which operates in a highly inflationary economy. Cabot's operations in other highly inflationary economies are not material.

Unrealized currency translation adjustments ("CTA") are included as a separate component of Accumulated other comprehensive income (loss) ("AOCI") within stockholders' equity. Realized and unrealized foreign currency gains and losses arising from transactions denominated in currencies other than the subsidiary's functional currency are reflected in earnings with the exception of (i) intercompany transactions considered to be of a long-term investment nature; (ii) income taxes upon future repatriation of unremitted earnings from non-U.S. subsidiaries that are not indefinitely reinvested; and (iii) foreign currency borrowings designated as net investment hedges. Gains or losses arising from these transactions are included within the CTA component of Other comprehensive income (loss). In fiscal 2024, 2023 and 2022, net foreign currency transaction loss of $46 million, $35 million, and $13 million, respectively, is included in Other income (expense) in the Consolidated Statements of Operations.

Argentinian Government Actions

The Company's wholly-owned Argentinian subsidiary operates in a highly inflationary economy and, as a result, the functional currency of the subsidiary is Cabot's reporting currency, the U.S. dollar. During fiscal 2024, 2023 and 2022, the Company recorded foreign exchange losses of $43 million, $33 million and $15 million respectively, related to the revaluation of non-functional currency denominated monetary asset and liability balances. These total foreign exchange losses included foreign exchange losses related to a single devaluation action by the Argentine government of $33 million, $7 million and nil that occurred in fiscal 2024, 2023 and 2022, respectively. The Company invested cash in money market funds and recorded investment income of $17 million, $16 million, and $5 million for fiscal 2024, 2023 and 2022, respectively. The foreign exchange losses and investment gains are recorded in Other income (expense) in the Consolidated Statement of Operations.

During the second quarter of fiscal 2024, the Company purchased $30 million in BOPREAL bonds (standing for "Bond for the Reconstruction of a Free Argentina" in Spanish), which are U.S. dollar-denominated securities issued by the Central Bank of Argentina, as part of an Argentine government program to settle foreign payables for importers with debts for goods with customs registration and/or services, incurred on or prior to December 12, 2023. The Company subsequently sold the bonds for $22 million and utilized the proceeds to partially repay its foreign payables in Argentina. The purchase and proceeds of BOPREAL bonds are included in the Changes in Prepaid expenses and other assets in the Consolidated Statement of Cash Flows. The $8 million investment loss is included in Other non-cash (income) expense in the Consolidated Statement of Cash Flows and in Other income (expense) in the Consolidated Statement of Operations. In accordance with Argentine government regulations, the Company purchased an additional $8 million of U.S. dollars in the third quarter of fiscal 2024 at a foreign exchange loss of $2 million and utilized the funds to complete the settlement of outstanding foreign payables incurred on or prior to December 12, 2023.

Share Repurchases

Periodically, Cabot repurchases shares of the Company's common stock under the authorization provided by the Board of Directors. The Company retires the repurchased shares and records the excess of the purchase price over par value to additional paid-in capital ("APIC") until such amount is reduced to zero and then charges the remainder against retained earnings.

Financial Instruments

Cabot's financial instruments consist primarily of cash and cash equivalents, accounts and notes receivable, investments, accounts payable and accrued liabilities, short-term and long-term debt, and derivative instruments. The carrying values of Cabot's financial instruments approximate fair value with the exception of fixed rate long-term debt, which is recorded at amortized cost. The fair values of the Company's financial instruments are based on quoted market prices, if such prices are available. In situations where quoted market prices are not available, the Company relies on valuation models to derive fair value. Such valuations take into account the ability of the financial counterparty to perform and the Company's own credit risk.

Cabot uses derivative financial instruments primarily for purposes of hedging the exposures to fluctuations in foreign currency exchange rates, which exist as part of its on-going business operations. Cabot does not enter into derivative contracts for speculative purposes, nor does it hold or issue any derivative contracts for trading purposes. All derivatives are recognized on the Consolidated Balance Sheets at fair value. Where Cabot has a legal right to offset derivative settlements under a master netting agreement with a counterparty, derivatives with that counterparty are presented on a net basis. The changes in the fair value of derivatives are recorded in either earnings or AOCI, depending on whether or not the instrument is designated as part of a hedge transaction and, if designated as part of a hedge transaction, the type of hedge transaction. The gains or losses on derivative instruments reported in AOCI are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings during the period in which the ineffectiveness occurs.

In accordance with Cabot's risk management strategy, the Company may enter into certain derivative instruments that may not be designated as hedges for hedge accounting purposes. Although these derivatives are not designated as hedges, the Company believes that such instruments are closely correlated with the underlying exposure, thus managing the associated risk. The Company records in earnings the gains or losses from changes in the fair value of derivative instruments that are not designated as hedges. Cash movements associated with these instruments are presented in the Consolidated Statements of Cash Flows as Cash Flows from Operating Activities because the derivatives are designed to mitigate risk to the Company's cash flow from operations.

Revenue Recognition

Cabot recognizes revenue when its customers obtain control of promised goods or services. The revenue recognized is the amount of consideration which the Company expects to receive in exchange for those goods or services. The Company's contracts with customers are generally for products only and do not include other performance obligations. Generally, Cabot considers purchase orders, which in some cases are governed by master supply agreements, to be contracts with customers. The transaction price as specified on the purchase order or sales contract is considered the standalone selling price for each distinct product. To determine the transaction price at the time when revenue is recognized, the Company evaluates whether the price is subject to adjustments, such as for returns, discounts or volume rebates, which are stated in the customer contract, to determine the net consideration to which the Company expects to be entitled. Substantially all revenue from product sales is based on a point in time model and is recognized when control of the product is transferred to the customer, which typically occurs upon shipment or delivery of the product to the customer and title, risk and rewards of ownership have passed to the customer. For contracts where Cabot completes its performance obligation prior to its right to consideration or contracts where consideration is received prior to completing the Company's performance obligation, the Company records a contract asset or a contract liability, respectively, on the Consolidated Balance Sheets.

Shipping and handling activities that occur after the transfer of control to the customer are billed to customers and are recorded as sales revenue, as the Company considers these to be fulfillment costs. These shipping and handling costs are expensed in the period incurred and included in Cost of sales within the Consolidated Statement of Operations. Taxes collected on sales to customers are excluded from the transaction price.

The Company generally provides a warranty that its products will substantially conform to the identified specifications. The Company's liability typically is limited to either a credit equal to the purchase price or replacement of the non-conforming product. Returns under warranty have historically been immaterial.

Payment terms typically range from zero to ninety days. When the period of time between the transfer of control of the goods and the time the customer pays for the goods is one year or less, the Company does not consider there to be a significant financing component associated with the contract.

Cost of Sales

Cost of sales consists of the cost of raw and packaging materials, direct manufacturing costs, depreciation, internal transfer costs, inspection costs, inbound and outbound freight and shipping and handling costs, plant purchasing and receiving costs and other overhead expenses necessary to manufacture the products.

Accounts and Notes Receivable

Trade receivables are recorded at the invoiced amount and generally do not bear interest.

Cabot maintains allowances for doubtful accounts based on an assessment of the collectability of specific customer accounts, the aging of accounts receivable and other economic information on both a historical and prospective basis. Customer account balances are charged against the allowance when it is probable the receivable will not be recovered. There were no material changes in the allowance for any of the years presented.

Share-based Compensation

Cabot recognizes compensation expense for share-based awards granted to employees using the fair value method. Under the fair value recognition provisions, share-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense over the service period, which generally represents the vesting period, and includes an estimate of what level of performance the Company will achieve for Cabot's performance-based stock awards. Cabot calculates the fair value of its stock options using the Black-Scholes option pricing model. The fair value of restricted stock units is determined using the closing price of Cabot stock on the day of the grant. The Company recognizes forfeitures as they occur.

Selling and Administrative Expenses

Selling and administrative expenses consist of salaries and fringe benefits of sales and office personnel, general office expenses and other expenses not directly related to manufacturing operations.

Research and Technical Expenses

Research and technical expenses include salaries, equipment and material expenditures, and contractor fees and are expensed as incurred.

Pensions and Other Postretirement Benefits

The Company recognizes the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. Pension and post-retirement benefit costs other than service cost are included in Other income (expense) in the Consolidated Statement of Operations. Service cost is included with other employee compensation costs within Cost of sales, Selling and administrative expenses, or Research and technical expenses. The Company recognizes actuarial gains and losses and prior service costs and credits as a component of Other comprehensive income (loss), net of tax, which are subsequently amortized into earnings as a component of net periodic benefit cost.

Accumulated Other Comprehensive Income (Loss)

AOCI, which is included as a component of stockholders' equity, includes unrealized gains or losses on derivative instruments, currency translation adjustments in foreign subsidiaries and pension and post-retirement related adjustments.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized to the extent that realization of those assets is considered to be more likely than not. A valuation allowance is established for deferred taxes when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries, except for amounts Cabot has designated to be indefinitely reinvested.

Cabot records benefits for uncertain tax positions based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts, but does not consider the time value of money. The Company also accrues for interest and penalties on its uncertain tax positions and includes such charges in its income tax provision in the Consolidated Statements of Operations.

Contingencies

Cabot accrues costs related to contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies could arise from litigation, environmental remediation or contractual arrangements. When a single liability amount cannot be reasonably estimated, but a range can be reasonably estimated, Cabot accrues the amount that reflects the best estimate within that range or the low end of the range if no estimate within the range would be considered more likely than any other estimate. The amount accrued is determined through the evaluation of various information, which could include claims, settlement offers, demands by government agencies, estimates performed by independent third parties, identification of other responsible parties and an assessment of their ability to contribute, and the Company's prior experience. Cabot does not reduce its estimated liability for possible recoveries from insurance carriers. Proceeds from insurance carriers are recorded when realized by either the receipt of cash or a contractual agreement.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B. Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In November 2022, the Financial Accounting Standards Board ("FASB") issued a new standard on the disclosure of supplier financing programs. The new standard requires qualitative and quantitative disclosures as to the nature and potential magnitude of such programs in addition to program activity and changes for the periods presented. The Company adopted this standard on October 1, 2023. See Note U for disclosures related to the Company's supplier financing programs. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2024, the Securities and Exchange Commission ("SEC") issued its final rule, The Enhancement and Standardization of Climate-Related Disclosures for Investors that requires the Company to provide certain climate-related information. The rule provided a phased-in compliance period and was effective for fiscal years beginning after December 15, 2024, with early adoption permitted. In April 2024, the SEC voluntarily stayed its rule pending completion of judicial review by the U.S. Court of Appeals for the Eighth Circuit and, therefore, the timing of the effectiveness of these disclosure requirements is uncertain. The Company is currently monitoring the timing of adoption and evaluating the impact of the potential adoption of this standard on the Company's Consolidated Financial Statements.

In December 2023, the FASB issued a new standard, Improvements to Income Tax Disclosures. The new guidance requires additional disclosures primarily related to the income tax rate reconciliation and income taxes paid. The new standard is effective for the Company's fiscal years and interim periods beginning October 1, 2025. The Company is currently evaluating the impact of the adoption of this standard on the Company's Consolidated Financial Statements.

In November 2023, the FASB issued a new standard, Improvement to Reportable Segment Disclosures. The new guidance enhances the disclosure of significant reportable segment expenses. The new standard is effective for the Company's fiscal years beginning October 1, 2024, and for interim periods beginning October 1, 2025. The Company is currently evaluating the impact of the adoption of this standard on the Company's Consolidated Financial Statements.

In October 2021, the Organization for Economic Co-operation and Development ("OECD") published its model rules "Global Anti-Base Erosion Model Rules (Pillar Two)" which established a global minimum corporate tax rate of 15% for certain multinational enterprises. Many countries have implemented or are in the process of implementing the Pillar Two legislation. The new rules will apply to the Company's fiscal years and interim periods beginning October 1, 2024. As countries implement legislations and the OECD provides additional guidance, the Company is monitoring the impact to the Company's Consolidated Financial Statements, which is currently expected to not be material.

Note C. Acquisitions

Tokai Carbon (Tianjin) Co.

In February 2022, the Company purchased 100% of the registered capital of Tokai Carbon (Tianjin) Co., a carbon black manufacturing facility, from Tokai Carbon Group for a net purchase price of $9 million, consisting of cash consideration of $14 million, including customary post-closing adjustments, and net of $5 million of cash acquired.

The excess of the fair value of the net assets over the purchase price was recorded as a gain of $24 million in fiscal 2022. The Gain on bargain purchase of a business arose primarily due to necessary equipment upgrades that will be required after the purchase to continue to utilize the existing assets.

Note D. Divestitures

Sale of Purification Solutions Business

In March 2022, the Company completed the sale of its Purification Solutions business, a reporting segment of the Company, to an affiliate of funds advised by One Equity Partners for total cash proceeds of $85 million, net of $7 million cash transferred. The Company recognized a pre-tax impairment charge of $197 million and a pre-tax loss on sale of the Purification Solutions business of $10 million during fiscal 2022. The purchase price of the Purification Solutions was finalized in fiscal 2023 and resulted in an additional pre-tax loss on sale of $3 million.

Note E. Inventories

Inventories, net of obsolete, unmarketable and slow-moving reserves, are as follows:

	September 30	
	2024	2023
	(In millions)	
Raw materials	$ 150	$ 148
Finished goods	333	374
Other[1]	69	63
Total	$ 552	$ 585

---

[1] Other inventory is comprised of certain spare parts and supplies.

At both September 30, 2024 and 2023, total inventory reserves were $14 million.

Note F. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	September 30	
	2024	2023
	(In millions)	
Land and land improvements	$ 74	$ 72
Buildings	601	576
Machinery and equipment	2,780	2,622
Other	235	228
Construction in progress	392	329
Total property, plant and equipment	4,082	3,827
Less: Accumulated depreciation	(2,548)	(2,415)
Net property, plant and equipment	$ 1,534	$ 1,412

Depreciation expense for fiscal 2024, 2023 and 2022 was $145 million, $138 million and $140 million, respectively.

Note G. Goodwill and Intangible Assets

The carrying amount of goodwill attributable to each reportable segment with goodwill balances and the changes in those balances during the fiscal year ended September 30, 2024 are as follows:

	Reinforcement Materials	Performance Chemicals	Total
	(In millions)		
Balance at September 30, 2022	$ 46	$ 83	$ 129
Foreign currency impact	5	-	5
Balance at September 30, 2023	51	83	134
Foreign currency impact	(3)	2	(1)
Balance at September 30, 2024	$ 48	$ 85	$ 133

The following table provides information regarding the Company's intangible assets with finite lives:

	September 30, 2024			September 30, 2023		
	Gross Carrying Value	Accumulated Amortization	Net Intangible Assets	Gross Carrying Value	Accumulated Amortization	Net Intangible Assets
	(In millions)					
Developed technologies	$ 34	$ (12)	$ 22	$ 34	$ (10)	$ 24
Trademarks	2	(1)	1	2	(1)	1
Customer relationships	60	(30)	30	65	(30)	35
Total intangible assets	$ 96	$ (43)	$ 53	$ 101	$ (41)	$ 60

Intangible assets are amortized over their estimated useful lives, which range between ten and twenty-five years, with a weighted average amortization period of seventeen years. Amortization expense for each of fiscal 2024, 2023 and 2022 was $6 million and is included in Cost of sales, Selling and administrative expenses and Research and technical expenses in the Consolidated Statements of Operations. Total amortization expense is estimated to be approximately $6 million each year for the next five fiscal years.

Note H. Accounts Payable, Accrued Liabilities and Other Liabilities

Accounts payable and accrued liabilities included in current liabilities consist of the following:

	September 30	
	2024	2023
	(In millions)	
Accounts payable	$ 495	$ 438
Accrued employee compensation	74	55
Other accrued liabilities	107	107
Total	$ 676	$ 600

Other long-term liabilities consist of the following:

	September 30			
	2024		2023	
	(In millions)			
Employee benefit plan liabilities	$	52	$	48
Operating lease liabilities		88		84
Other accrued liabilities		105		99
Total	$	245	$	231

Note I. Debt and Other Obligations

Short-term Borrowings

Commercial Paper— The Company has a commercial paper program and the maximum aggregate balance of commercial paper notes outstanding and the amounts borrowed under the revolving credit facility may not exceed the borrowing capacity of $1 billion under the revolving credit facility. The proceeds from the issuance of the commercial paper have been used for general corporate purposes, which may include working capital, refinancing existing indebtedness, capital expenditures, share repurchases, and acquisitions. The revolving credit facility is available to repay the outstanding commercial paper, if necessary.

There was an outstanding balance of commercial paper of $45 million as of September 30, 2024 with a weighted average interest rate of 4.94% and an outstanding balance of $172 million as of September 30, 2023 with a weighted average interest rate of 5.44%.

Long-term Obligations

The Company's long-term obligations, the fiscal year in which they mature and their respective interest rates are summarized below:

	September 30			
	2024		2023	
	(In millions)			
Variable Rate Debt:				
Revolving Credit Facility, expires fiscal 2027	$	—	$	—
Revolving Credit Facility - Euro, expires fiscal 2027		113		120
Total variable rate debt		113		120
Fixed Rate Debt:				
3.4% Notes due fiscal 2026		250		250
4.0% Notes due fiscal 2029		300		300
5.0% Notes due fiscal 2032		400		400
Medium-Term Notes due fiscal 2028, 6.57% — 7.28%		8		8
Chinese Renminbi Debt, due fiscal 2025, 4.3%		4		4
Total fixed rate debt		962		962
Finance lease obligations (Note S)		27		28
Unamortized debt issuance costs and debt discount		(7)		(8)
Total debt		1,095		1,102
Less current portion of long-term debt		(8)		(8)
Total long-term debt	$	1,087	$	1,094

Revolving Credit Facility, expiring fiscal 2027—In August 2021, the Company entered into a revolving credit agreement (the "U.S. Credit Agreement") with a loan commitment not to exceed $1 billion. The U.S. Credit Agreement supports the Company's issuance of commercial paper, and borrowings may be used for working capital, letters of credit and other general corporate purposes. Outstanding commercial paper balances reduce the amount available for borrowing under the U.S. Credit Agreement, which was $955 million as of September 30, 2024. The U.S. Credit Agreement, which matures in August 2027, contains affirmative and negative covenants, the financial debt covenant described below, and annual sustainability performance targets related to the Company's reduction in its nitrogen oxide and sulfur dioxide emissions intensity, the achievement of which may adjust pricing under the U.S. Credit Agreement. The borrowing rate is currently based on an adjusted daily risk-free borrowing rate, plus a Cabot-specific spread based on the Company's credit rating and achievement on the annual sustainability performance targets. Based on the performance against the sustainability performance targets during calendar year 2023, the commitment fee and borrowing rate was reduced by 0.005% and 0.025%, respectively, effective from July 2024 through August 2025.

Revolving Credit Facility-Euro, expiring fiscal 2027—In May 2023, several subsidiaries entered into a revolving credit agreement (the "Euro Credit Agreement", and together with the U.S. Credit Agreement, the "Credit Agreements") with a loan commitment not to exceed 300 million Euros. The amount available for borrowing under this revolving credit agreement was $222 million as of September 30, 2024, and the weighted average interest rate on the outstanding balance during the year was 5.40%. The borrowing rate is based on an adjusted daily risk-free borrowing rate, plus a Cabot-specific spread based on the Company's credit rating. The revolving credit agreement, which matures in August 2027, may be used for repatriation of earnings of Cabot's foreign subsidiaries to the U.S., the repayment of indebtedness of the Company's foreign subsidiaries owing to the Company or any of its subsidiaries, and for working capital and general corporate purposes. The obligations of the subsidiaries under the revolving credit agreement are guaranteed by the Company. The Company paid debt issuance costs of $1 million upon entering the agreement, which are being amortized over the life of the revolver.

Debt Covenants—As of September 30, 2024, Cabot was in compliance with the financial debt covenants under the Credit Agreements, which, with limited exceptions, require us to comply on a quarterly basis with a leverage test requiring the ratio of consolidated net debt to consolidated EBITDA not to exceed 3.50 to 1.00. Consolidated net debt is defined as consolidated debt offset by the lessor of (i) unrestricted cash and cash equivalents and (ii) $150 million.

Chinese Renminbi Debt—The Company's consolidated Chinese subsidiaries had $4 million of unsecured long-term debt outstanding with a noncontrolling shareholder of a consolidated subsidiary as of both September 30, 2024 and 2023.

3.4% Notes due fiscal 2026—In September 2016, Cabot issued $250 million in registered notes with a coupon of 3.4% that mature on September 15, 2026. These notes are unsecured and pay interest on March 15 and September 15. The net proceeds of this offering were $248 million after deducting discounts and issuance costs. The discount of less than $1 million was recorded at issuance and is being amortized over the life of the notes.

4.0% Notes due fiscal 2029—In June 2019, Cabot issued $300 million in registered, unsecured, notes with a coupon of 4.0% that mature on July 1, 2029. Interest is payable under the notes semi-annually on January 1 and July 1. The net proceeds of this offering were $296 million after deducting discounts and issuance costs of $1 million and $3 million, respectively, which were paid at issuance and are being amortized over the life of the notes.

5.0% Notes due fiscal 2032—In June 2022, Cabot issued $400 million in unsecured notes with a coupon of 5% that mature on June 30, 2032. Interest is payable semi-annually on June 30 and December 30. The net proceeds of this offering were $394 million after deducting discounts and issuance costs, each of which were $3 million, which were paid at issuance and are being amortized over the life of the notes.

Medium-Term Notes—At both September 30, 2024 and 2023, there were $8 million of unsecured medium-term notes outstanding issued to numerous lenders with various fixed interest rates and maturity dates. The weighted average maturity of the total outstanding medium-term notes is 3 years with a weighted average interest rate of 7.24%.

Finance Lease obligations—See Note S for a discussion of the Company's leases.

Future Years Payment Schedule

The aggregate principal amounts of long-term debt, excluding finance lease liabilities presented separately in Note S, due in each of the five years from fiscal 2025 through 2029 and thereafter are as follows:

Years Ending September 30	Principal Payments on Long-Term Debt
	(In millions)
2025	$ 4
2026	250
2027	113
2028	8
2029	300
Thereafter	400
Total	$ 1,075

Standby letters of credit—At September 30, 2024, the Company had provided standby letters of credit that were outstanding and not drawn totaling $7 million, which expire through fiscal 2025.

Note J. Financial Instruments and Fair Value Measurements

The FASB authoritative guidance on fair value measurements defines fair value, provides a framework for measuring fair value, and requires certain disclosures about fair value measurements. The required disclosures focus on the inputs used to measure fair value. The guidance establishes the following hierarchy for categorizing these inputs:

Level 1 — Quoted market prices in active markets for identical assets or liabilities

Level 2 — Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs)

Level 3 — Significant unobservable inputs

There were no transfers of financial assets or liabilities measured at fair value between Level 1 and Level 2, and there were no Level 3 investments during fiscal 2024 or 2023.

At both September 30, 2024 and 2023, the fair values of cash and cash equivalents, accounts and notes receivable, accounts payable and accrued liabilities, and short term borrowings and variable rate debt approximated their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are classified as Level 1 within the fair value hierarchy.

At both September 30, 2024 and 2023, Cabot had derivatives relating to foreign currency risks carried at fair value. The Company uses standard models with market-based inputs, which take into account the present value of estimated future cash flows and the ability of Cabot or the financial counterparty to perform. For interest rate and cross-currency swaps, the significant inputs to these models are interest rate curves for discounting future cash flows and are adjusted for credit risk. For forward foreign currency contracts, the significant inputs are interest rate curves for discounting future cash flows, and exchange rate curves of the foreign currency for translating future cash flows. These derivatives are classified as Level 2 instruments within the fair value hierarchy as the fair value determination was based on observable inputs.

At both September 30, 2024 and 2023, the fair value of Guaranteed investment contracts, included in Other assets on the Consolidated Balance Sheets was $8 million. Guaranteed investment contracts were classified as Level 2 instruments within the fair value hierarchy as the fair value determination was based on other observable inputs.

The carrying value and fair value of the long-term fixed rate debt were each $1.08 billion as of September 30, 2024 and $1.08 billion and $1.04 billion, respectively, as of September 30, 2023. The fair values of Cabot's fixed rate long-term debt are estimated based on comparable quoted market prices at the respective period ends. The carrying amounts of Cabot's floating rate long-term debt approximates the fair value. All such measurements are based on observable inputs and are classified as Level 2 within the fair value hierarchy. The valuation technique used is the discounted cash flow model.

Note K. Derivatives

The Company has foreign currency exposure arising from its net investments in foreign operations. The Company uses cross-currency swaps to partially mitigate the impact of the Euro currency rate changes on the Company's Euro denominated net investments. The Company's cross-currency swaps are designated as net investment hedges.

The Company also has foreign currency exposure arising from the denomination of monetary assets and liabilities in foreign currencies other than the functional currency of a given subsidiary as well as the risk that currency fluctuations could affect the dollar value of future cash flows generated in foreign currencies. The Company uses short-term forward contracts to minimize the exposure to foreign currency risk.

The Company had no significant concentration of credit risk at September 30, 2024 and 2023.

The following table provides details of the derivatives held as of September 30, 2024 and 2023 to manage foreign currency risk.

Description	Borrowing	Notional Amount September 30, 2024	Notional Amount September 30, 2023	Hedge Designation
Cross Currency Swaps	3.4% Notes	USD 250 million swapped to EUR 223 million	USD 250 million swapped to EUR 223 million	Net investment
Forward Foreign Currency Contracts[1]	N/A	USD 138 million	USD 82 million	No designation

[1] At both September 30, 2024 and 2023, the Company's forward foreign exchange contracts were denominated in Indonesian rupiah, Czech koruna, and Colombian peso.

Accounting for Derivative Instruments and Hedging Activities

Net Investment Hedge

For net investment hedges, changes in the fair value of the effective portion of the derivatives' gains or losses are reported as CTA in AOCI while changes in the ineffective portion are reported in earnings. Effectiveness is assessed based on the hypothetical derivative method. The gains or losses on derivative instruments reported in AOCI are reclassified to earnings in the period in which earnings are affected by the underlying item, such as a disposal or substantial liquidations of the entities being hedged.

Cash settlements related to the net investment hedge occur semi-annually on March 15th and September 15th for fixed rate interest payments and a cash exchange of the notional currency amount will occur at the end of the term in 2026. During each of fiscal 2024, 2023 and 2022, the Company received net cash interest of $4 million. As of September 30, 2024 and 2023, the fair value of these swaps was an asset of $1 million and $12 million, respectively, and was included in Prepaid expenses and other current assets and Other assets, and the cumulative unrealized gain of $5 million and $15 million, respectively, was included in AOCI on the Consolidated Balance Sheets.

The following table summarizes the impact of the cross-currency swaps, net of tax, to AOCI and the Consolidated Statements of Operations:

	Years Ended September 30 2024	2023	2022
	(In millions)		
Gain/(loss) recognized in AOCI	$ (6)	$ (13)	$ 30
(Gain)/loss reclassified from AOCI into Interest expense	$ (4)	$ (6)	$ (6)
(Gain)/loss recognized in Interest expense (amount excluded from effectiveness testing)	$ 2	$ 2	$ 2

Forward Foreign Currency Contracts

At both September 30, 2024 and 2023, the Company had foreign currency forward contracts that were not designated as hedges for accounting purposes. Although these derivatives do not qualify for hedge accounting, Cabot believes that such instruments are closely correlated with the underlying exposure, thus managing the associated risk. The gains or losses from changes in the fair value of derivative instruments that are not accounted for as hedges are recognized in current period earnings.

At both September 30, 2024 and 2023, the fair value of derivative instruments not designated as hedges was less than $1 million and was presented in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Note L. Insurance Recoveries

Pepinster, Belgium

In July 2021, the Company's Specialty Compounds manufacturing and research and development facility in Pepinster, Belgium experienced significant flooding. Full production, which was temporarily halted, resumed in the second quarter of fiscal 2022. The Company agreed to a final insurance settlement in fiscal 2023 for total proceeds of $33 million.

During fiscal 2022, the Company recorded expenses of $6 million for clean-up costs, inventory, and fixed asset impairments and simultaneously recognized a fully offsetting loss recovery from expected insurance proceeds. During fiscal 2023, the Company recognized gains of $9 million related to lost margin and the replacement value of fixed assets exceeding their net book value. The flood-related expenses, loss recoveries and gains are included within Cost of sales in the Consolidated Statements of Operations in fiscal 2023 and 2022.

During fiscal 2023 and 2022, the Company received insurance proceeds of $14 million and $11 million, respectively. Of the proceeds received, $12 million and $1 million is included in Cash provided by investing activities and $2 million and $10 million, is included in Cash provided by operating activities for fiscal 2023 and 2022, respectively, in the Consolidated Statements of Cash Flows.

Franklin, Louisiana

In August 2021, the Company's specialty carbons and reinforcing carbons manufacturing facility in Franklin, Louisiana experienced an unplanned plant outage due to equipment failure. During fiscal 2022, the Company received insurance proceeds of $8 million for business interruption. These proceeds were included within Cost of sales in the Consolidated Statements of Operations and in Cash Provided by operating activities in the Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2022.

Note M. Employee Benefit Plans

The information below provides detail concerning the Company's benefit obligations under the defined benefit and postretirement benefit plans it sponsors.

Defined benefit plans provide pre-determined benefits to employees that are distributed upon retirement. Cabot is making all sponsor required contributions to these plans. The accumulated benefit obligation was $2 million for the U.S. defined benefit plan and $145 million for the foreign defined benefit plans as of September 30, 2024 and $2 million for the U.S. defined benefit plans and $131 million for the foreign defined benefit plans as of September 30, 2023. The U.S. defined benefit plan is the frozen Supplemental Cash Balance Plan.

The following provides information about projected benefit obligations, plan assets, the funded status and weighted-average assumptions of the defined benefit pension and postretirement benefit plans:

	Years Ended September 30							
	2024		**2023**		**2024**		**2023**	
	Pension Benefits				**Postretirement Benefits**			
	U.S.	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**
				(In millions)				
Change in Benefit Obligations:								
Benefit obligation at beginning of year	$ 2	$ 139	$ 2	$ 133	$ 14	$ 11	$ 16	$ 13
Service cost	—	3	—	3	—	—	—	—
Interest cost	—	8	—	7	—	1	1	1
Plan participants' contribution	—	1	—	1	—	—	—	—
Foreign currency exchange rate changes	—	5	—	6	—	—	—	1
(Gain) loss from changes in actuarial assumptions and plan experience	—	12	—	(4)	1	2	(1)	(3)
Benefits paid	—	(8)	—	(5)	(2)	(1)	(2)	(1)
Settlements or curtailments	—	(5)	—	(2)	—	(1)	—	—
Benefit obligation at end of year	$ 2	$ 155	$ 2	$ 139	$ 13	$ 12	$ 14	$ 11

	2024		2023		2024		2023	
Years Ended September 30								
	Pension Benefits				Postretirement Benefits			
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
	(In millions)							
Change in Plan Assets:								
Fair value of plan assets at beginning of year	$ —	$ 144	$ —	$ 135	$ —	$ —	$ —	$ —
Actual return on plan assets	—	13	—	4	—	—	—	—
Employer contribution	—	4	—	4	2	2	2	1
Plan participants' contribution	—	1	—	1	—	—	—	—
Foreign currency exchange rate changes	—	7	—	7	—	—	—	—
Benefits paid	—	(8)	—	(5)	(2)	(1)	(2)	(1)
Settlements or curtailments	—	(5)	—	(2)	—	(1)	—	—
Fair value of plan assets at end of year	$ —	$ 156	$ —	$ 144	$ —	$ —	$ —	$ —
Funded status	$ (2)	$ 1	$ (2)	$ 5	$ (13)	$ (12)	$ (14)	$ (11)
Recognized asset (liability)	$ (2)	$ 1	$ (2)	$ 5	$ (13)	$ (12)	$ (14)	$ (11)

Pension Assumptions and Strategy

The following assumptions were used to determine the pension benefit obligations and periodic benefit costs as of and for the years ended September 30:

	2024		2023		2022	
	Pension Benefits					
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
Actuarial assumptions as of the year-end measurement date:						
Discount rate	5.1%	4.1%	6.0%	4.7%	5.5%	4.5%
Rate of increase in compensation	N/A	2.9%	N/A	3.0%	3.0%	3.0%
Cash balance interest credit rate	2.0%	2.2%	2.0%	2.1%	2.0%	2.0%
Actuarial assumptions used to determine net periodic benefit cost during the year:						
Discount rate - benefit obligation	6.0%	4.7%	5.6%	4.5%	2.2%	2.1%
Discount rate - service cost	N/A	3.9%	N/A	3.6%	N/A	2.0%
Discount rate - interest cost	6.0%	4.7%	5.3%	4.5%	1.6%	1.7%
Expected long-term rate of return on plan assets	N/A	5.2%	N/A	5.1%	N/A	3.5%
Rate of increase in compensation	N/A	3.0%	N/A	3.0%	N/A	2.9%
Cash balance interest credit rate	2.0%	2.1%	2.0%	2.0%	2.0%	1.7%

Postretirement Assumptions and Strategy

The following assumptions were used to determine the postretirement benefit obligations and net costs as of and for the years ended September 30:

	2024		2023		2022	
	Postretirement Benefits					
	U.S.	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**
Actuarial assumptions as of the year-end measurement date:						
Discount rate	5.1%	4.8%	6.0%	5.7%	5.6%	5.1%
Initial health care cost trend rate	5.0%	6.3%	5.0%	6.4%	—%	6.8%
Actuarial assumptions used to determine net cost during the year:						
Discount rate - benefit obligation	6.0%	5.7%	5.6%	5.1%	2.4%	2.8%
Discount rate - service cost	6.0%	5.6%	5.4%	5.1%	1.7%	3.5%
Discount rate - interest cost	5.9%	5.7%	5.3%	5.1%	1.6%	2.5%
Initial health care cost trend rate	5.0%	6.4%	—%	6.8%	5.5%	6.9%

Cabot uses discount rates as of September 30, the plans' measurement date, to determine future benefit obligations under its U.S. and foreign defined benefit plans. The discount rates for the defined benefit plans in Canada, the Eurozone, Japan, Switzerland, the United Arab Emirates, the United Kingdom and the U.S. are derived from yield curves that reflect high quality corporate bond yield or swap rate information in each region and reflect the characteristics of Cabot's employee benefit plans. The discount rates for the defined benefit plans in Mexico, the Czech Republic and Indonesia are based on government bond indices that best reflect the durations of the plans, adjusted for credit spreads presented in selected AA corporate bond indices. The rates utilized are selected because they represent long-term, high quality, fixed income benchmarks that approximate the long-term nature of Cabot's pension obligations and related payouts.

Amounts recognized in the Consolidated Balance Sheets at September 30, 2024 and 2023 related to the Company's defined benefit pension and postretirement benefit plans were as follows:

	September 30							
	2024		2023		2024		2023	
	Pension Benefits				**Postretirement Benefits**			
	U.S.	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**
	(In millions)							
Other assets	$ —	$ 31	$ —	$ 30	$ —	$ —	$ —	$ —
Accounts payable and accrued liabilities	$ —	$ (2)	$ —	$ (1)	$ (2)	$ (1)	$ (2)	$ (1)
Other liabilities	$ (2)	$ (28)	$ (2)	$ (24)	$ (11)	$ (11)	$ (12)	$ (10)

Amounts recognized in AOCI at September 30, 2024 and 2023 related to the Company's defined benefit pension and postretirement benefit plans were as follows:

	September 30							
	2024		2023		2024		2023	
	Pension Benefits				**Postretirement Benefits**			
	U.S.	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**	**U.S.**	**Foreign**
	(In millions)							
Net actuarial (gain) loss	$ —	$ 32	$ —	$ 24	$ (5)	$ (4)	$ (6)	$ (7)
Net prior service credit	—	(1)	—	(1)	—	—	—	—
Balance in accumulated other comprehensive (income) loss, pretax	$ —	$ 31	$ —	$ 23	$ (5)	$ (4)	$ (6)	$ (7)

Estimated Future Benefit Payments

The Company expects that the following benefit payments will be made to plan participants in the years from 2025 to 2034:

Years Ending September 30	Pension Benefits		Postretirement Benefits	
	U.S.	Foreign	U.S.	Foreign
	(In millions)			
2025	$ —	$ 9	$ 2	$ 1
2026	$ —	$ 9	$ 1	$ 1
2027	$ —	$ 11	$ 1	$ 1
2028	$ —	$ 10	$ 1	$ 1
2029	$ —	$ 10	$ 1	$ 1
2030 - 2034	$ 1	$ 53	$ 5	$ 4

Postretirement benefits are unfunded and impact Cabot's cash flows as benefits become due, which is expected to be $3 million in fiscal 2025. The Company expects to contribute $5 million to its pension plans in fiscal 2025.

Net periodic defined benefit pension and other postretirement benefit costs include the following components:

	Years Ended September 30											
	2024		2023		2022		2024		2023		2022	
	Pension Benefits						Postretirement Benefits					
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
	(In millions)											
Service cost	$ —	$ 3	$ —	$ 3	$ —	$ 4	$ —	$ —	$ —	$ —	$ —	$ —
Interest cost	—	8	—	7	—	4	1	1	1	1	—	1
Expected return on plan assets	—	(9)	—	(7)	—	(6)	—	—	—	—	—	—
Amortization of net (gains) losses	—	—	—	(1)	—	1	(1)	(1)	(1)	—	—	—
Settlements or Curtailments (gains) cost	—	—	—	—	—	—	—	—	—	—	(1)	—
Net periodic (benefit) cost	$ —	$ 2	$ —	$ 2	$ —	$ 3	$ —	$ —	$ —	$ 1	$ (1)	$ 1

Other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) are as follows:

	Years Ended September 30											
	2024		2023		2022		2024		2023		2022	
	Pension Benefits						Postretirement Benefits					
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
	(In millions)											
Net (gains) losses	$ —	$ 9	$ —	$ 1	$ —	$ (2)	$ —	$ 2	$ (1)	$ (3)	$ (4)	$ (4)
Prior service (credit) cost	—	(1)	—	—	—	—	—	—	—	—	—	—
Amortization of prior unrecognized gains (losses)	—	—	—	1	—	(1)	2	—	1	—	—	—
Loss on divestiture	—	—	—	—	—	(2)	—	—	—	—	—	—
(Loss) gain on settlements	—	—	—	—	—	—	—	—	—	—	1	—
Net changes recognized in Total other comprehensive (income) loss [1]	$ —	$ 8	$ —	$ 2	$ —	$ (5)	$ 2	$ 2	$ —	$ (3)	$ (3)	$ (4)

---

[1] The tax impact on pension and other postretirement benefit liability adjustments arising during the period was a tax benefit of $2 million, a tax provision of less than $1 million, and a tax benefit of $3 million for fiscal 2024, 2023 and 2022, respectively.

U.K. Plans Termination

In fiscal 2023, the Company commenced the plan termination process for the Cabot Carbon Limited Pension Plan and Carbon Plastics Pension Plan and expects to complete the transaction in fiscal 2025.

Plan Assets

The Company's foreign defined benefit pension plans weighted-average asset allocations at September 30, 2024 and 2023 by asset category, are as follows:

	September 30	
	2024	**2023**
Equity securities	19%	19%
Debt securities	33%	31%
Real estate	11%	10%
Cash and other securities	37%	40%
Total	100%	100%

To develop the expected long-term rate of return on plan assets assumption, the Company used a capital asset pricing model. The model considers the current level of expected returns on risk-free investments comprised of government bonds, the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns for each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return for each plan.

Cabot's investment strategy for each of its foreign defined benefit plans is generally based on a set of investment objectives and policies that cover time horizons and risk tolerance levels consistent with plan liabilities. Periodic studies are performed to determine the asset mix that will meet pension obligations at a reasonable cost to the Company. The assets of the defined benefit plans are comprised principally of investments in equity and high-quality fixed income securities, which are broadly diversified across the capitalization and style spectrum and are managed using both active and passive strategies. The weighted average target asset allocation for the foreign plans is 29% in equity, 47% in fixed income, 18% in real estate and 6% in cash and other securities. The actual weighted average asset allocations are temporarily changed as a result of the insurance contracts with Cabot Carbon Limited Pension Plan and Carbon Plastics Pension Plan purchased with plan assets in anticipation of the settlement discussed above.

For pension plan assets classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For pension plan assets classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from third-party vendors of market data and subjected to tolerance/quality checks.

The fair value of the Company's pension plan assets at September 30, 2024 and 2023 by asset category is as follows:

| | September 30 | | | | | |
| | 2024 | | | 2023 | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
	(In millions)					
Cash	$ 1	$ —	$ 1	$ —	$ —	$ —
Direct investments:						
U.S government bonds	—	—	—	—	—	—
U.S. corporate bonds	—	—	—	—	—	—
Non-U.S. equities	7	—	7	6	—	6
Non-U.S. government bonds	2	—	2	2	—	2
Non-U.S. corporate bonds	3	1	4	3	—	3
Mortgage-backed securities	—	—	—	—	1	1
Other fixed income	1	—	1	1	—	1
Total direct investments	13	1	14	12	1	13
Investment funds:						
Equity funds[1]	—	16	16	—	21	21
Fixed income funds[2]	—	46	46	—	38	38
Real estate funds[3]	—	18	18	—	15	15
Cash equivalent funds	—	—	—	4	—	4
Other investment funds	—	6	6	—	—	—
Total investment funds	—	86	86	4	74	78
Alternative investments:						
Insurance contracts[4]	—	54	54	—	52	52
Other alternative investments	—	1	1	—	1	1
Total alternative investments	—	55	55	—	53	53
Total pension plan assets	$ 14	$ 142	$ 156	$ 16	$ 128	$ 144

[1] The equity funds asset class includes funds that invest in U.S. equities as well as equity securities issued by companies incorporated, listed or domiciled in countries in developed and/or emerging markets. These companies may be in the small-, mid- or large-cap categories.

[2] The fixed income funds asset class includes investments in high quality funds. High quality fixed income funds primarily invest in low-risk U.S. and non-U.S. government securities, investment-grade corporate bonds, mortgages and asset-backed securities. A significant portion of the fixed income funds include investment in long-term bond funds.

[3] The real estate funds asset class includes funds that primarily invest in entities which are principally engaged in the ownership, acquisition, development, financing, sale and/or management of income-producing real estate properties, both commercial and residential. These funds typically seek long-term growth of capital and current income that is above average relative to public equity funds.

[4] Insurance contracts held by the Company's non-U.S. plans are issued by well-known, highly rated insurance companies.

Defined Contribution Plans

In addition to benefits provided under the defined benefit and postretirement benefit plans, the Company provides benefits under defined contribution plans. Cabot recognized expenses related to these plans of $20 million, $19 million and $15 million in fiscal 2024, 2023 and 2022, respectively.

Note N. Share-Based Compensation

The Cabot Corporation Amended and Restated 2017 Long-Term Incentive Plan (the "Amended Plan") was established by the Company to provide stock-based compensation to eligible employees. The Amended Plan was approved by Cabot's stockholders on March 11, 2021 and authorizes the issuance of up to 8,625,000 shares of common stock. It is the only equity incentive plan under which the Company may grant equity awards to employees.

The terms of awards made under Cabot's equity compensation plans are generally determined by the Compensation Committee of Cabot's Board of Directors. The awards made in fiscal 2024, 2023 and 2022 consist of grants of stock options, time-based restricted stock units and performance-based restricted stock units. The options were issued with an exercise price equal to 100% of the market price of Cabot's common stock on the date of grant, generally vest over a three-year period (30% on each of the first and second anniversaries of the date of grant and 40% on the third anniversary of the date of grant) and have a ten-year term. The restricted stock units generally vest three years from the date of the grant. The number of shares issuable, if any, when a performance-based restricted stock unit award vests will depend on the degree of achievement of the corporate performance metrics for each year within the three-year performance period of the award. Accordingly, future compensation costs associated with outstanding awards of performance-based restricted stock units may increase or decrease based on the probability of the Company achieving the performance metrics.

Share-based employee compensation expense was $23 million, $18 million and $22 million, after tax, for fiscal 2024, 2023 and 2022, respectively.

The following table presents share-based compensation expenses included in the Company's Consolidated Statements of Operations:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Cost of sales	$ 2	$ 2	$ 3
Selling and administrative expenses	21	16	18
Research and technical expenses	2	2	2
Share-based compensation expense	25	20	23
Income tax benefit	(2)	(2)	(1)
Net share-based compensation expense	$ 23	$ 18	$ 22

As of September 30, 2024, Cabot had $22 million and $3 million of total unrecognized compensation cost related to restricted stock units and options, respectively, granted under the Company's equity incentive plans. These costs are expected to be recognized over a weighted-average period of approximately one year for restricted stock units and options.

Equity Incentive Plan Activity

The following table summarizes the total stock option and restricted stock unit activity in the equity incentive plans for fiscal 2024:

	Stock Options		Restricted Stock Units	
	Total Options [1]	Weighted Average Exercise Price	Restricted Stock Units [4]	Weighted Average Grant Date Fair Value
	(Shares in thousands)			
Outstanding at September 30, 2023	1,641	$ 52.27	938	$ 54.45
Granted	174	$ 74.40	242	$ 75.98
Performance-based adjustment [2]	—	$ —	63	$ 67.27
Exercised / Vested	(428)	$ 46.98	(478)	$ 42.32
Cancelled / Forfeited	(3)	$ 74.40	(42)	$ 63.67
Outstanding at September 30, 2024 [3]	1,384	$ 56.65	723	$ 70.25
Exercisable at September 30, 2024	1,011	$ 51.63		

---

[1] Unvested stock options were approximately 373,000 and 469,000 at September 30, 2024 and 2023 and their weighted average grant date fair values were $70.24 and $57.92, respectively.

[2] Represents the net incremental number of shares issuable upon vesting of performance-based restricted stock units based on the Company's actual financial performance metrics for fiscal 2024.

[3] Stock options outstanding include options vested and expected to vest in the future and have a weighted average remaining contractual life of 5.88 years.

[4] The number granted represents the number of shares issuable upon vesting of time-based restricted stock units and performance-based restricted stock units, assuming the Company performs at the target performance level in each year of the three-year performance period.

Stock Options

As of September 30, 2024, the aggregate intrinsic value for all options outstanding and options exercisable was $76 million. The intrinsic value of options exercised during fiscal 2024, 2023 and 2022 was $17 million, $2 million and $4 million, respectively, and the Company received cash of $20 million, $4 million and $6 million, respectively, from these exercises. The Company recognized a tax benefit of $2 million in fiscal 2024 and immaterial tax benefits in fiscal 2023 and 2022 from the exercise of stock options which were included in (Provision) benefit for income taxes within the Consolidated Statements of Operations.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of the options at the grant date. The weighted average grant date fair values of options granted during fiscal 2024, 2023 and 2022 was $27.42, $26.28, and $15.95 per option, respectively. The fair values on the grant date were calculated using the following weighted-average assumptions:

	Years Ended September 30		
	2024	2023	2022
Expected stock price volatility	39%	38%	35%
Risk free interest rate	4.8%	4.0%	1.4%
Expected life of options (years)	6	6	6
Expected annual dividends per year	$ 1.60	$ 1.48	$ 1.40

The expected stock price volatility assumption was determined using the historical volatility of the Company's common stock over the expected life of the option. The expected term reflects the anticipated time period between the measurement date and the exercise date or post-vesting cancellation date.

Restricted Stock Units

The value of restricted stock unit awards is the closing stock price at the date of the grant. The weighted average grant date fair values of restricted stock unit awards granted during fiscal 2024, 2023 and 2022 was $75.98, $73.68 and $58.72, respectively. The intrinsic value of restricted stock units (meaning the fair value of the units on the date of vesting) that vested during fiscal 2024, 2023 and 2022 was $37 million, $20 million and $13 million, respectively.

Supplemental 401(k) Plan

Cabot's Deferred Compensation and Supplemental Retirement Plan ("SERP 401(k)") provides benefits to highly compensated employees when the retirement plan limits established under the Internal Revenue Code prevent them from receiving all of the Company matching and retirement contributions that would otherwise be provided under the qualified 401(k) plan. The SERP 401(k) is non-qualified and unfunded. Contributions under the SERP 401(k) are treated as if invested in Cabot common stock. The majority of the distributions made under the SERP 401(k) are required to be paid with shares of Cabot common stock. The remaining distributions, which relate to certain grandfathered accounts, will be paid in cash based on the market price of Cabot common stock at the time of distribution. The aggregate value of the accounts that will be paid out in stock, which is equivalent to approximately 117,000 and 113,000 shares of Cabot common stock as of September 30, 2024 and 2023, respectively, is reflected at historic cost in stockholders' equity, and the aggregate value of the accounts that will be paid in cash, which was immaterial as of September 30, 2024 and 2023, was included in Other liabilities in the Consolidated Balance Sheets and marked-to-market quarterly.

Note O. Restructuring

2024 Reorganizations

During the first quarter of fiscal 2024, the Company initiated restructuring activities in both its Reinforcement Materials segment ("RM Plan") and its Performance Chemicals segment ("PC Plan"). Under the RM Plan, the Company closed its reinforcing carbons unit at the facility in Tianjin, China that the Company acquired from Tokai Carbon Group in February 2022, consolidating its reinforcing carbons operations and reducing ongoing operational costs. Under the PC Plan, the Company has temporarily idled its aerogel manufacturing plant in Frankfurt, Germany and reorganized certain positions within the Performance Chemicals segment to reduce operating costs. Although the Frankfurt facility is idled, the Company continues its efforts to commercialize aerogel for use in thermal insulation for electric vehicles. During fiscal 2024, the Company recorded charges of $13 million primarily for severance related costs and accelerated depreciation as part of these plans. The Company expects to record additional restructuring charges of $1 million related to these plans through fiscal 2025.

Details of the 2024 Reorganization restructuring activities and the related reserves for fiscal 2024 are as follows:

	Severance and Employee Benefits	Accelerated Depreciations on Assets	Other	Total
	(In millions)			
Reserve at September 30, 2023	$ —	$ —	$ —	$ —
Charges	5	6	2	13
Costs charged against assets	—	(6)	—	(6)
Cash paid	(5)	—	(1)	(6)
Reserve at September 30, 2024	$ —	$ —	$ 1	$ 1

Cabot's restructuring reserves are reflected in Accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets.

Cabot's restructuring activities were recorded in the Consolidated Statements of Operations as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Cost of sales	$ 12	$ 4	$ 1
Selling and administrative expenses	1	—	2
Total	$ 13	$ 4	$ 3

Note P. Accumulated Other Comprehensive Income (Loss)

Changes in each component of AOCI, net of tax, are as follows for fiscal 2024 and 2023:

	Currency Translation Adjustment	Pension and Other Postretirement Benefit Liability Adjustment	Total
	(In millions)		
Balance at September 30, 2022 attributable to Cabot Corporation	$ (429)	$ (10)	$ (439)
Other comprehensive income (loss) before reclassifications	80	3	83
Amounts reclassified from AOCI	(4)	(2)	(6)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	—	—	—
Balance at September 30, 2023 attributable to Cabot Corporation	(353)	(9)	(362)
Other comprehensive income (loss) before reclassifications	18	(5)	13
Amounts reclassified from AOCI	(2)	(4)	(6)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	5	—	5
Balance at September 30, 2024 attributable to Cabot Corporation	$ (342)	$ (18)	$ (360)

The amounts reclassified out of AOCI and into the Consolidated Statements of Operations for fiscal 2024, 2023 and 2022 are as follows:

	Affected Line Item in the Consolidated Statements of Operations	Years Ended September 30		
		2024	2023	2022
		(In Millions)		
Derivatives: net investment hedges				
(Gains) losses reclassified to interest expense	Interest expense	$ (5)	$ (6)	$ (6)
(Gains) losses excluded from effectiveness testing and amortized to interest expense	Interest expense	2	2	2
Release of current translation adjustment	Loss on sale of business and asset impairment charge	—	—	33
Pension and other postretirement benefit liability adjustment				
Release of actuarial losses and prior service cost (credits)	Loss on sale of business and asset impairment charge	—	—	2
Amortization of actuarial losses and prior service cost (credit)	Other income (expense)	(2)	(2)	1
Settlement and curtailment loss (gain)	Other income (expense)	—	—	(1)
Total before tax		$ (5)	$ (6)	$ 31

Note Q. Earnings Per Share

The following tables summarize the components of the basic and diluted earnings per common share ("EPS") computations:

	Years Ended September 30		
	2024	2023	2022
	(In millions, except per share amounts)		
Basic EPS:			
Net income (loss) attributable to Cabot Corporation	$ 380	$ 445	$ 209
Less: Dividends and dividend equivalents to participating securities	1	1	1
Less: Undistributed earnings allocated to participating securities[1]	5	7	2
Earnings (loss) allocated to common shareholders (numerator)	$ 374	$ 437	$ 206
Weighted average common shares and participating securities outstanding	56.0	57.3	57.4
Less: Participating securities[1]	0.9	1.2	0.9
Adjusted weighted average common shares (denominator)	55.1	56.1	56.5
Per share amounts—basic:			
Net income (loss) attributable to Cabot Corporation	$ 6.79	$ 7.79	$ 3.65
Diluted EPS:			
Earnings (loss) allocated to common shareholders	$ 374	$ 437	$ 206
Plus: Earnings allocated to participating securities	6	8	3
Less: Adjusted earnings allocated to participating securities[2]	6	8	3
Earnings (loss) available to common shares (numerator)	$ 374	$ 437	$ 206
Adjusted weighted average common shares outstanding	55.1	56.1	56.5
Effect of dilutive securities:			
Common shares issuable[3]	0.6	0.4	0.4
Adjusted weighted average common shares (denominator)	55.7	56.5	56.9
Per share amounts—diluted:			
Net income (loss) attributable to Cabot Corporation	$ 6.72	$ 7.73	$ 3.62

---

[1] Participating securities consist of shares underlying unvested time-based restricted stock units (the "TSUs"), earned and unvested performance-based restricted stock units (the "PSUs", and referred to in this note collectively with the TSUs as the "RSUs"), stock units accounted for under the Supplemental 401(k) Plan portion of the Company's Deferred Compensation and Supplemental Retirement Plan, and stock units and phantom stock units accounted for under the Company's Non-Employee Directors' Deferral Plan. The holders of RSUs are entitled to receive dividend equivalents, payable in cash, to the extent dividends are paid on the outstanding shares of Common Stock, and equal in value to the dividends that would have been paid in respect of the Common Stock underlying the RSU. The accounts of holders of stock units and phantom stock units are credited with dividend equivalents, which are payable, in stock or cash, as the case may be, with the distribution of account balances.

Undistributed earnings are the earnings which remain after dividends declared during the period are assumed to be distributed to the common and participating shareholders. Undistributed earnings are allocated to common and participating shareholders on the same basis as dividend distributions. The calculation of undistributed earnings is as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Calculation of undistributed earnings:			
Net income (loss) attributable to Cabot Corporation	$ 380	$ 445	$ 209
Less: Dividends declared on common stock	92	87	84
Less: Dividends and dividend equivalents to participating securities	1	1	1
Undistributed earnings (loss)	$ 287	$ 357	$ 124
Allocation of undistributed earnings:			
Undistributed earnings (loss) allocated to common shareholders	$ 282	$ 350	$ 122
Undistributed earnings allocated to participating securities	5	7	2
Undistributed earnings (loss)	$ 287	$ 357	$ 124

[2]   Undistributed earnings (loss) are adjusted for the assumed conversion of dilutive securities, which are described in (3) below, to common shares and then reallocated to participating securities.

[3]   Represents incremental shares of common stock from the assumed exercise of stock options issued under Cabot's equity incentive plans. For fiscal 2024, 2023 and 2022, 152,917, 138,966 and 214,180 incremental shares of common stock, respectively, were excluded from the calculation of diluted earnings per share because the inclusion of these shares would have been antidilutive.

Note R. Income Taxes

Income from operations before income taxes and equity in net earnings of affiliated companies was as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Domestic	$ 18	$ 65	$ (20)
Foreign	511	386	355
Income from operations before income taxes and equity in earnings of affiliated companies	$ 529	$ 451	$ 335

Tax provision (benefit) for income taxes consisted of the following:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
U.S. federal and state:			
Current	$ 14	$ 5	$ 7
Deferred	(31)	(156)	2
Total	(17)	(151)	9
Foreign:			
Current	134	123	135
Deferred	(6)	—	(42)
Total	128	123	93
Provision (benefit) for income taxes	$ 111	$ (28)	$ 102

The provision (benefit) for income taxes differed from the provision for income taxes as calculated using the U.S. statutory rate as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Computed tax expense at the federal statutory rate	$ 111	$ 95	$ 70
Foreign impact of taxation at different rates, repatriation, valuation allowance, and other	16	30	38
Global Intangible Low Taxed Income (GILTI)	(3)	15	23
Purification Solutions business divestiture	—	—	(179)
Impact of increase (decrease) in valuation allowance on U.S. deferred taxes	(13)	(156)	160
U.S. and state benefits from research and experimentation activities	(3)	(2)	(2)
Provision (settlement) of unrecognized tax benefits	7	2	1
Permanent differences, net	(2)	(4)	10
State taxes, net of federal effect	(2)	(8)	(19)
Provision (benefit) for income taxes	$ 111	$ (28)	$ 102

Significant components of deferred income taxes were as follows:

	September 30	
	2024	2023
	(In millions)	
Deferred tax assets:		
Deferred expenses	$ 40	$ 50
Intangible assets	47	42
Inventory	14	14
Operating lease liability	29	22
Other	25	6
U.S. federal interest expense carryforward	48	42
Pension and other benefits	25	24
Net operating loss carryforwards ("NOLs")	261	244
Capital loss carryforwards	132	132
Foreign tax credit carryforwards	68	68
R&D credit carryforwards	55	49
Other business credit carryforwards	21	19
Subtotal	765	712
Valuation allowance	(494)	(498)
Total deferred tax assets	$ 271	$ 214

	September 30	
	2024	2023
	(In millions)	
Deferred tax liabilities:		
Property, plant and equipment	$ (58)	$ (47)
Right of use asset	(23)	(22)
Unremitted earnings of non-U.S. subsidiaries	(16)	(15)
Total deferred tax liabilities	$ (97)	$ (84)

The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit utilization of the existing deferred tax assets. When performing this assessment, the Company looks to the potential future reversal of existing taxable temporary differences, taxable income in carryback years and the feasibility of tax planning strategies and estimated future taxable income. Failure to achieve operating income targets resulting in a cumulative loss may change the Company's assessment regarding the realization of Cabot's deferred tax assets, resulting in valuation allowances being recorded against some or all of the Company's deferred tax assets. The need for a valuation allowance can also be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates. A valuation allowance represents management's best estimate of the non-realizable portion of the deferred tax assets. Any adjustments in a valuation allowance would result in an adjustment to Provision (benefit) for income taxes in the Consolidated Statement of Operations.

Since 2020, the Company has maintained a valuation allowance against its net U.S. deferred tax assets. On a quarterly basis, the Company evaluates all positive and negative evidence to determine if a valuation allowance is required. In analyzing all available evidence as of September 30, 2024 and 2023, the Company determined that there is sufficient positive evidence outweighing the negative evidence to conclude that it is more likely than not that a portion of the U.S. deferred tax assets are realizable. As a result, the Company reversed a portion of the valuation allowance that was recorded against U.S. net deferred tax assets. This reversal resulted in a non-cash income tax benefit of $24 million and $152 million in fiscal 2024 and 2023, respectively. The Company continues to maintain a valuation allowance in the U.S. against capital losses, interest expense limitation carryforwards, certain foreign tax credits, certain R&D tax credits, and all state deferred tax assets that the Company does not expect to realize.

The valuation allowance decreased by $4 million from $498 million in fiscal 2023 compared to $494 million in fiscal 2024, primarily due to the reversal of a portion of the valuation allowance on U.S. foreign tax credits and R&D tax credits, which was partially offset by an increase in valuation allowance on current year activity of U.S. deferred tax assets.

After the valuation allowance, approximately $35 million of foreign NOLs and less than $1 million of other tax credit carryforwards remained at September 30, 2024. The benefits of these carryforwards are dependent upon taxable income during the carryforward period in the jurisdictions in which they arose.

The following table provides detail surrounding the expiration dates of NOLs, capital loss and other tax credit carryforwards before valuation allowances:

Years Ending September 30	NOLs/Capital Losses	Credits
	(In millions)	
2025 - 2031	$ 1,070	$ 86
2032 and thereafter	287	56
Indefinite carryforwards	847	2
Total	$ 2,204	$ 144

As of September 30, 2024, provisions have not been made for non-U.S. withholding taxes or other applicable taxes on $1.7 billion of undistributed earnings of non-U.S. subsidiaries, as these earnings are considered indefinitely reinvested. It is not practicable to calculate the unrecognized deferred tax liability on undistributed earnings. Cabot continually reviews the financial position and forecasted cash flows of its U.S. consolidated group and foreign subsidiaries in order to reaffirm the Company's intent and ability to continue to indefinitely reinvest earnings of its foreign subsidiaries or whether such earnings will need to be repatriated in the foreseeable future. Such review encompasses operational needs and future capital investments. From time to time, however, the Company's intentions relative to specific indefinitely reinvested amounts change because of certain unique circumstances. These earnings could become subject to non-U.S. withholding taxes and other applicable taxes if they were remitted to the U.S.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2024, 2023 and 2022 is as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Balance at beginning of the year	$ 20	$ 159	$ 21
Additions based on tax positions related to the current year	1	1	138
Additions for tax positions of prior years	3	—	2
Reductions of tax positions of prior years	(1)	(137)	(1)
Reductions related to settlements	(1)	(2)	—
Reductions from lapse of statute of limitations	—	(1)	(1)
Balance at end of the year	$ 22	$ 20	$ 159

Cabot has filed its tax returns in accordance with the tax laws in each jurisdiction and recognizes tax benefits for uncertain tax positions when the position would more likely than not be sustained based on its technical merits and recognizes measurement adjustments when needed. As of September 30, 2024, the total amount of unrecognized tax benefits was $22 million, of which $9 million was recorded in Other liabilities in the Consolidated Balance Sheet and $13 million was offset against deferred tax assets. As of September 30, 2023, the total amount of unrecognized tax benefits was $20 million, of which $6 million was recorded in Other liabilities in the Consolidated Balance Sheet and $14 million was offset against deferred tax assets. In 2022, the Company reported an uncertain tax position of $137 million related to the initial anticipated filing position on the character of a portion of the tax loss from the Purification Solutions business divestiture. Upon completion of the U.S. Consolidated tax return in 2023, the Company reversed the $137 million unrecognized tax benefit which reflects the final position taken on the filed tax return. In addition, accruals of $10 million and $5 million were recorded for penalties and interest, as of September 30, 2024 and 2023, respectively. Total penalties and interest recorded in the Provision (benefit) for income taxes in the Consolidated Statements of Operations was $5 million in fiscal 2024 and $2 million in both fiscal 2023 and 2022. If the unrecognized tax benefits were recognized as of September 30, 2024, there would be $22 million favorable impact on the Company's tax provision before consideration of the impact of the potential need for valuation allowances.

Cabot and certain subsidiaries are under audit in a number of jurisdictions. In addition, certain statutes of limitations are scheduled to expire in the near future. It is reasonably possible that a further change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of one or more of these audits or the lapse of applicable statutes of limitations; however, an estimated range of the impact on the unrecognized tax benefits cannot be quantified at this time.

Cabot is subject to taxation in the United States and various states and foreign jurisdictions. The 2021 through 2023 tax years generally remain subject to examination by the IRS and various tax years from 2018 through 2023 remain subject to examination by the respective state tax authorities. In foreign jurisdictions, various tax years from 2006 through 2023 remain subject to examination by their respective tax authorities.

Note S. Leases

The Company determines if an arrangement is a lease at inception. The Company considers a contract to be or to contain a lease if the contract conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

A lease liability is recorded at commencement for the net present value of future lease payments over the lease term. The discount rate used is generally the Company's estimated incremental borrowing rate based on credit-adjusted and term-specific discount rates, using a third-party yield curve. A right of use ("ROU") asset is recorded and recognized at commencement at the lease liability amount, adjusted for lease prepayments, initial direct costs incurred and lease incentives received. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

In the normal course of its business, the Company enters into various leases as the lessee, primarily related to certain transportation vehicles, warehouse facilities, office space, and machinery and equipment. These leases have remaining lease terms between one and fifteen years, some of which may include options to extend the leases for up to fifteen years or options to terminate the leases. The Company's land leases have remaining lease terms up to seventy-eight years.

The Company has elected not to recognize short-term leases on the balance sheet for all underlying asset classes. Short-term leases are leases that, at the commencement date, have a lease term of twelve months or less and do not include a purchase option that the Company is reasonably certain to exercise. Short-term leases are expensed on a straight-line basis over the lease term.

The components of the Company's lease costs were as follows:

	Years Ended September 30		
	2024	2023	2022
		(In millions)	
Operating lease cost	$ 25	$ 26	$ 23
Finance lease cost	5	6	6
Total lease cost	$ 30	$ 32	$ 29

Included within operating lease costs are short-term lease costs, which were $7 million in both fiscal 2024 and 2023 and $5 million in fiscal 2022. Some lease arrangements require variable payments that are dependent on usage, output, or index-based adjustments. Variable lease costs were $2 million in both fiscal 2024 and 2023 and $1 million in fiscal 2022.

Supplemental cash flow information related to the Company's leases was as follows:

	Years Ended September 30					
	2024		2023		2022	
	(In millions)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	18	$	18	$	17
Operating cash flows from finance leases		1		2		2
Financing cash flows from finance leases		4		3		4
Right-of-use assets obtained in exchange for new operating lease liabilities	$	9	$	11	$	14
Right-of-use assets obtained in exchange for new finance lease liabilities	$	2	$	4	$	1

Supplemental balance sheet information related to the Company's leases was as follows:

Description	Balance Sheet Classification	September 30, 2024		September 30, 2023	
		(In millions)			
Lease ROU assets:					
Operating	Other assets	$	104	$	101
Finance	Net property, plant and equipment		37		39
Total lease ROU assets		$	141	$	140
Lease liabilities:					
Current:					
Operating	Accounts payable and accrued liabilities	$	14	$	15
Finance	Current portion of long-term debt		4		4
Long-term:					
Operating	Other liabilities		88		84
Finance	Long-term debt		23		24
Total lease liabilities		$	129	$	127

The following table presents the weighted-average remaining lease term and discount rates for the Company's leases:

Description	September 30, 2024	September 30, 2023
Weighted-average remaining lease term (years):		
Operating leases	21	15
Finance leases	9	9
Weighted-average discount rate:		
Operating leases	3.11%	3.28%
Finance leases	5.09%	5.38%

Future minimum lease payments under non-cancelable operating and finance leases as of September 30, 2024 were as follows:

Years Ending September 30	Operating leases		Finance leases	
	(In millions)			
2025	$	17	$	5
2026		14		5
2027		12		3
2028		10		3
2029		10		3
2030 and thereafter		69		13
Total lease payments		132		32
Less: imputed interest		30		5
Total	$	102	$	27

Note T. Commitments and Contingencies

Other Long-Term Commitments

Cabot has entered into long-term purchase agreements primarily for the purchase of raw materials. Under certain of these agreements, the quantity of material being purchased is fixed, but the price paid changes as market prices change. Raw materials purchased under these agreements were $280 million, $370 million and $512 million during fiscal 2024, 2023 and 2022, respectively. Included in those raw materials purchased are purchases from noncontrolling shareholders of consolidated subsidiaries of $138 million, $192 million and $235 million during fiscal 2024, 2023 and 2022, respectively. Accounts payable and accrued liabilities owed to noncontrolling shareholders as of September 30, 2024 and 2023, were $12 million and $11 million, respectively.

For these purchase commitments, the amounts included in the table below are based on market prices as of September 30, 2024 which may differ from actual market prices at the time of purchase.

| | Payments Due by Fiscal Year | | | | | | |
	2025	2026	2027	2028	2029	Thereafter	Total
				(In millions)			
Reinforcement Materials	$ 210	$ 174	$ 148	$ 111	$ 99	$ 1,142	$ 1,884
Performance Chemicals	41	36	36	21	17	207	$ 358
Total	$ 251	$ 210	$ 184	$ 132	$ 116	$ 1,349	$ 2,242

The Company has also entered into long-term purchase agreements primarily for services related to information technology, which are not included in the table above, that totaled $31 million as of September 30, 2024, the majority of which is expected to be paid within the next 5 years.

Guarantee Agreements

Cabot has provided certain indemnities pursuant to which it may be required to make payments to an indemnified party in connection with certain transactions and agreements. In connection with certain acquisitions and divestitures, Cabot has provided routine indemnities with respect to such matters as environmental, tax, insurance, product and employee liabilities. In connection with various other agreements, including service and supply agreements with customers, Cabot has provided indemnities for certain contingencies and routine warranties. Cabot is unable to estimate the maximum potential liability for these types of indemnities as a maximum obligation is not explicitly stated in most cases and the amounts, if any, are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be reasonably estimated. The duration of the indemnities vary, and in many cases are indefinite. Cabot has not recorded any liability for these indemnities in the consolidated financial statements, except as otherwise disclosed.

Self-Insurance and Retention for Certain Contingencies

The Company is partially self-insured for certain third-party liabilities globally, as well as workers' compensation and employee medical benefits in the United States. The third-party and workers' compensation liabilities are managed through a wholly-owned insurance captive and the related liabilities are included in the consolidated financial statements. The employee medical obligations are managed by a third-party provider and the related liabilities are included in the consolidated financial statements. To limit Cabot's potential liabilities for these risks, however, the Company purchases insurance from third parties that provides stop-loss protection. The self-insured liability in fiscal 2024 for third-party liabilities was $500,000 per accident for auto, $2 million per occurrence for all other, $1 million per accident for U.S. workers' compensation, and the retention for medical costs in the United States is at most $275,000 per person per annum.

Contingencies

Cabot is a defendant, or potentially responsible party, in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.

Environmental Matters

As of both September 30, 2024 and 2023, Cabot had $5 million reserved for environmental matters, which is included in Accounts payable and accrued liabilities and Other liabilities in the Consolidated Balance sheets. These environmental matters mainly relate to former operations. The Company's reserves for environmental matters represent Cabot's best estimates of the probable costs to be incurred at those sites where costs are reasonably estimable based on the Company's analysis of the extent of clean up required, alternative clean-up methods available, abilities of other responsible parties to contribute and its interpretation of laws and regulations applicable to each site. Cabot reviews the adequacy of the reserves as circumstances change at individual sites and adjusts the reserves as appropriate. Almost all of Cabot's environmental issues relate to sites that are mature and have been investigated and studied and, in many cases, are subject to agreed upon remediation plans. However, depending on the results of future testing, changes in risk assessment practices, remediation techniques and regulatory requirements, newly discovered conditions, and other factors, it is reasonably possible that the Company could incur additional costs in excess of environmental reserves currently recorded. Management estimates, based on the latest available information, that any such future environmental remediation costs that are reasonably possible to be in excess of amounts already recorded would be immaterial to the Company's consolidated financial statements.

Charges for environmental expense were $1 million in each of fiscal 2024, 2023 and 2022, and are included in Cost of sales in the Consolidated Statements of Operations. Cash payments related to these environmental matters were $1 million in both fiscal 2024 and 2023 and $2 million in fiscal 2022. The Company anticipates that expenditures related to these environmental matters will be made over a number of years.

The operation and maintenance component of the reserve for environmental matters was $4 million and $3 million at September 30, 2024 and 2023, respectively.

In November 2013, Cabot entered into a Consent Decree with the EPA and the Louisiana Department of Environmental Quality ("LDEQ") regarding Cabot's three carbon black manufacturing facilities in the U.S. This settlement is related to EPA's national enforcement initiative focused on the U.S. carbon black manufacturing sector alleging non-compliance with certain regulatory and permitting requirements under The Clean Air Act, including the New Source Review ("NSR") construction permitting requirements. Pursuant to this settlement, Cabot has installed technology controls for the reduction of sulfur dioxide and nitrogen oxide emissions at two of its plants and is in the process of installing these controls at the third plant. Cabot is currently in discussions with the EPA and LDEQ to extend its compliance date at the third plant to mid-2025 based upon force majeure events primarily related to the COVID-19 pandemic.

Respirator Liabilities

Cabot has exposure in connection with a safety respiratory products business that a subsidiary acquired from American Optical Corporation ("AO") in an April 1990 asset purchase transaction. The subsidiary manufactured respirators under the AO brand and disposed of that business in July 1995. In connection with its acquisition of the business, the subsidiary agreed, in certain circumstances, to assume a portion of AO's liabilities, including costs of legal fees together with amounts paid in settlements and judgments, allocable to AO respiratory products used prior to the 1990 purchase by the Cabot subsidiary. In exchange for the subsidiary's assumption of certain of AO's respirator liabilities, AO agreed to provide to the subsidiary the benefits of: (i) AO's insurance coverage for the period prior to the 1990 acquisition and (ii) a former owner's indemnity of AO holding it harmless from any liability allocable to AO respiratory products used prior to May 1982.

Generally, these respirator liabilities involve claims for personal injury, including asbestosis, silicosis and coal worker's pneumoconiosis ("CWP"), allegedly resulting from the use of respirators that are alleged to have been negligently designed and/or labeled. At no time did this respiratory product line represent a significant portion of the respirator market.

The subsidiary transferred the business to Aearo Technologies ("Aearo") in July 1995. Cabot agreed to have the subsidiary retain certain liabilities associated with exposure to asbestos and silica while using respirators prior to the 1995 transaction so long as Aearo paid, and continues to pay, Cabot an annual fee of $400,000. Aearo can discontinue payment of the fee at any time, in which case it will assume the responsibility for and indemnify Cabot against those liabilities which Cabot's subsidiary had agreed to retain. The Company anticipates that it will continue to receive payment of the $400,000 fee from Aearo and thereby retain these liabilities for the foreseeable future. Cabot has no liability in connection with any products manufactured by Aearo after 1995. Because of the difficulty in determining when a particular respirator was manufactured, Aearo and Cabot have applied the retention of liabilities under the 1995 agreement to claims arising out of the alleged use of respirators involving exposure to asbestos, silica or silica products prior to January 1, 1997. On July 26, 2022, Aearo voluntarily filed for Chapter 11 bankruptcy protection with the stated goal of establishing a trust, funded by Aearo and its parent 3M, to satisfy respirator and other unrelated claims related to earplug products determined to be entitled to compensation. On June 9, 2023, the court dismissed Aearo's bankruptcy case based on motions filed by various creditors in the case. Aearo appealed the decision but did not seek to stay the dismissal, which made the dismissal effective immediately and ended the automatic bankruptcy stay. In August 2023, Aearo entered into a settlement agreement to resolve the unrelated earplug product claims. Upon joint motion of the parties, Aearo's appeal was dismissed on July 11, 2024, thereby formally ending its bankruptcy case.

In addition to Cabot's subsidiary and as described above, other parties are responsible for significant portions of the costs of respirator liabilities, leaving Cabot's subsidiary with a portion of the liability in only some of the pending cases. These parties include Aearo, AO, AO's insurers, another former owner and its insurers and a third-party manufacturer of respirators formerly sold under the AO brand and its insurers (collectively, with the Company's subsidiary, the "Payor Group").

Cabot has contributed to the Payor Group's defense and settlement costs with respect to a percentage of pending claims depending on several factors, including the period of alleged product use. In order to quantify Cabot's estimated share of liability for pending and future respirator liability claims, Cabot has periodically engaged, through counsel, the assistance of Gnarus Advisors, LLC ("Gnarus"), a consulting firm in the field of tort liability valuation. Cabot last engaged Gnarus during fiscal year 2023.

The methodology used to estimate the liability addresses the complexities surrounding Cabot's potential liability by making assumptions about Cabot's likely exposure based on various factors, including the Payor Group's historical experience with these claims, the number of future claims and the cost to resolve pending and future claims. Using those and other assumptions, the Company estimates the costs that would be incurred in defending and resolving both currently pending and future claims.

As of September 30, 2024 and 2023, the Company had $35 million and $38 million, respectively, reserved for its estimated share of liability for pending and future respirator claims, the majority of which the Company expects to incur over the next ten years. The reserve is included in Other liabilities and Accounts payable and accrued liabilities on the Consolidated Balance Sheets. In fiscal 2024, 2023 and 2022, the Company recorded a charge of nil, $8 million and $6 million, respectively, related to the respirator liability which was included in Selling and administrative expense in the Consolidated Statements of Operations.

The Company made payments related to its respirator liability of $3 million, $9 million and $11 million in fiscal 2024, 2023 and 2022, respectively.

The Company's current estimate of the cost of its share of pending and future respirator liability claims is based on facts and circumstances existing at this time, including the number and nature of the remaining claims. Developments that could affect the Company's estimate include, but are not limited to, (i) significant changes in the number of future claims, (ii) changes in the rate of dismissals without payment of pending claims, (iii) significant changes in the average cost of resolving claims, including potential settlements of groups of claims, (iv) significant changes in the legal costs of defending these claims, (v) changes in the nature of claims received or changes in the Company's assessment of the viability of these claims, (vi) trial and appellate outcomes, (vii) changes in the law and procedure applicable to these claims, (viii) the financial viability of the parties that contribute to the payment of respirator claims , (ix) exhaustion or changes in the recoverability of the insurance coverage maintained by certain members of the Payor Group, or a change in the availability of the indemnity provided by a former owner of AO, (x) changes in the allocation of costs among the various parties paying legal and settlement costs, and (xi) a determination that the assumptions that were used to estimate Cabot's share of liability are no longer reasonable. The Company cannot determine the impact of these potential developments on its current estimate of its share of liability for existing and future claims. Because reserves are limited to amounts that are probable and estimable as of a relevant measurement date, and there is inherent difficulty in projecting the impact of potential developments on Cabot's share of liability for these existing and future claims, it is reasonably possible that the liabilities for existing and future claims could change in the near term and that change could be material.

Other Matters

The Company has various other lawsuits, claims and contingent liabilities arising in the ordinary course of its business and with respect to its divested businesses. The Company does not believe that any of these matters will have a material adverse effect on its financial position; however, litigation is inherently unpredictable. Cabot could incur judgments, enter into settlements or revise its expectations regarding the outcome of certain matters, and such developments could have a material impact on its results of operations in the period in which the amounts are accrued or its cash flows in the period in which the amounts are paid.

Note U. Supplier Financing Programs

The Company maintains supply chain finance agreements with third-party financial institutions. These agreements allow the Company's participating suppliers to sell their receivables to such third-party financial institutions to receive payment earlier than the negotiated commercial terms between the supplier and the Company. Such sales are at the sole discretion of the supplier, and on terms and conditions that are negotiated between the supplier and the respective financial institution. The terms and conditions of the supplier invoice, including payment terms and amounts due, are not impacted by a supplier's participation in the program. Pursuant to the supply chain finance agreements, the Company has agreed to pay financial institutions on the original due date of the applicable invoice. There are no guarantees associated with these programs. The Company's outstanding payment obligations to financial institutions related to supplier financing programs were $16 million and $17 million on September 30, 2024 and 2023, respectively, and are included within Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Note V. Financial Information by Segment & Geographic Area

Segment Information

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is Cabot's President and Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Company has determined that all of its businesses are operating segments. The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. Operating segments are aggregated into a reportable segment if the operating segments are determined to have similar economic characteristics and if the operating segments are similar in the following areas: i) nature of products and services; ii) nature of production processes; iii) type or class of customer for their products and services; iv) methods used to distribute the products or provide services; and v) if applicable, the nature of the regulatory environment.

The Company has two reportable segments: Reinforcement Materials and Performance Chemicals. The Company's former Purification Solutions business was a separate reportable segment prior to divestiture in the second quarter of fiscal 2022.

Income (loss) from operations before income taxes ("Segment EBIT") is presented for each reportable segment in the financial information by the reportable segment table below on the line entitled Income (loss) from operations before taxes. Segment EBIT excludes certain items, meaning items management does not consider representative of on-going operating segment results. In addition, Segment EBIT includes Equity in earnings of affiliated companies, net of tax, royalties, Net income (loss) attributable to noncontrolling interests, net of tax, and discounting charges for certain Notes receivable, but excludes Interest expense, foreign currency transaction gains and losses, interest income, dividend income, unearned revenue, general unallocated expense and unallocated corporate costs. Segment assets exclude cash, short-term investments, cost investments, income taxes receivable, deferred taxes and headquarters' assets, which are included in unallocated and other. Expenditures for additions to long-lived assets include total equity and other investments (including available-for-sale securities) and property, plant and equipment.

Reinforcement Materials

Carbon black is a form of elemental carbon that is manufactured in a highly controlled process to produce particles and aggregates of varied size, structure and surface chemistry, resulting in many different performance characteristics for a wide variety of applications. Reinforcing carbons (a class of carbon blacks manufactured by Cabot) are used to enhance the physical properties of the systems and applications in which they are incorporated.

The Company's reinforcing carbons products are used in tires and industrial products. Reinforcing carbons have traditionally been used in the tire industry as a rubber reinforcing agent to increase tread durability and are also used as a performance additive to reduce rolling resistance and improve traction. In industrial products such as hoses, belts, extruded profiles and molded goods, reinforcing carbons are used to improve the physical performance of the product, including the product's physical strength, fluid resistance, conductivity and resistivity.

In addition to its reinforcing carbons products, the Company manufactures engineered elastomer composites ("E2C®") solutions that are composites of reinforcing carbons and rubber made using the Company's patented elastomer composites manufacturing process. These composites improve abrasion/wear resistance, reduce fatigue of rubber parts and reduce rolling resistance compared to reinforcing carbons/rubber compounds made entirely by conventional rubber mix methods enabling rubber product manufacturers to reduce the need to make performance trade-offs.

Performance Chemicals

The Performance Chemicals segment aggregates the specialty carbons, specialty compounds, fumed metal oxides, battery materials, inkjet colorants and aerogel product lines. In Performance Chemicals, the Company designs, manufactures and sells materials that deliver performance in a broad range of customer applications across the automotive, construction, infrastructure, inkjet printing, electronics and consumer products sectors, and applications related to generation, transmission and storage of energy. The Company's focus areas for growth include conductive additives and other materials for battery applications, and inkjet dispersions for post print corrugated packaging applications.

The Company's specialty carbons are used to impart color, provide rheology control, enhance conductivity and static charge control, provide UV protection, enhance mechanical properties and provide formulation flexibility through surface treatment. These specialty carbon products are used in a wide variety of applications, such as inks, coatings, cables, plastics, adhesives, toners, batteries and displays.

Cabot's masterbatch and conductive compound products, which Cabot refers to as "specialty compounds", are formulations derived from specialty carbons mixed with polymers and other additives. These products are generally used by plastic resin producers and converters in applications for the automotive, industrial, packaging, infrastructure, agricultural, consumer products, and electronics industries. As an alternative to directly mixing specialty carbon blacks, these formulations offer greater ease of handling and help customers achieve their desired levels of dispersion and color and manage the addition of small doses of additives. In addition, Cabot's electrically conductive compound products generally are used to help ensure uniform conductive performance and reduce risks associated with electrostatic discharge in plastics applications.

The Company's battery materials products include its conductive additives and fumed alumina, which are used principally in advanced lead acid and lithium-ion batteries used in electric vehicles. The Company's conductive additives consist of conductive carbons, carbon nanotubes and carbon nano structures, and blends of these materials, each of which offers different levels of conductivity and formulation flexibility for battery manufacturers to address performance (energy density, fast charging), cost and safety. In lithium-ion batteries, the Company's conductive additives are used in both cathode and anode applications to increase energy density by providing a conductive network between active materials. Fumed alumina is used to reduce cathode material and electrolyte decomposition and improve capacity retention leading to longer cycle life.

Fumed silica is an ultra-fine, high-purity particle used as a reinforcing, thickening, abrasive, thixotropic, suspending or anti-caking agent in a wide variety of products for the automotive, construction, microelectronics, batteries, and consumer products industries. These products include adhesives, sealants, cosmetics, batteries, inks, toners, silicone elastomers, coatings, polishing slurries and pharmaceuticals. In addition to its battery application, fumed alumina, also an ultra-fine, high-purity particle, is used as an abrasive, absorbent or barrier agent in a variety of products, such as inkjet media, lighting, coatings, cosmetics and polishing slurries.

Aerogel is a hydrophobic, silica-based particle with a high surface area that is used in a variety of thermal insulation and specialty chemical applications. In the building and construction industry, the product is used in insulative sprayable plasters and composite building products, as well as translucent skylight, window, wall and roof systems for insulating eco-daylighting applications. In the specialty chemicals industry, the product is used to provide matte finishing, insulating and thickening properties for use in a variety of applications, including thermal management for lithium-ion batteries.

The Company's inkjet colorants are high-quality pigment-based black and color dispersions and inks. The Company's dispersions are based on patented pigment surface modification technology and polymer encapsulation technology. The dispersions are used in aqueous inkjet inks to impart color, sharp print characteristics and durability, while maintaining high printhead reliability. These products are used in various inkjet printing applications, including traditional work-from-home and corporate office settings, and, increasingly, in commercial and corrugated packaging printing, that all require a high level of dispersibility and colloidal stability. Inkjet inks, which utilize the Company's pigment-based colorant dispersions, are used in the commercial printing segment for graphic arts.

Purification Solutions

Cabot divested its Purification Solutions business on March 1, 2022. Refer to Note D for the terms of this transaction.

Financial information by reportable segment is as follows:

Years Ended September 30	Reinforcement Materials	Performance Chemicals	Purification Solutions[1]	Segment Total	Unallocated and Other[2]	Consolidated Total
			(In millions)			
2024						
Revenues from external customers[3]	$ 2,610	$ 1,250	$ —	$ 3,860	$ 134	$ 3,994
Depreciation and amortization	$ 66	$ 78	$ —	$ 144	$ 7	$ 151
Equity in earnings of affiliated companies	$ 2	$ 4	$ —	$ 6	$ —	$ 6
Income (loss) from operations before income taxes[4]	$ 537	$ 164	$ —	$ 701	$ (172)	$ 529
Assets[5]	$ 1,751	$ 1,494	$ —	$ 3,245	$ 491	$ 3,736
Total expenditures for additions to long-lived assets[6]	$ 165	$ 76	$ —	$ 241	$ 8	$ 249
2023						
Revenues from external customers[3]	$ 2,563	$ 1,225	$ —	$ 3,788	$ 143	$ 3,931
Depreciation and amortization	$ 70	$ 72	$ —	$ 142	$ 2	$ 144
Equity in earnings of affiliated companies	$ 2	$ 3	$ —	$ 5	$ —	$ 5
Income (loss) from operations before income taxes[4]	$ 482	$ 125	$ —	$ 607	$ (156)	$ 451
Assets[5]	$ 1,632	$ 1,473	$ —	$ 3,105	$ 499	$ 3,604
Total expenditures for additions to long-lived assets[6]	$ 149	$ 108	$ —	$ 257	$ 8	$ 265
2022						
Revenues from external customers[3]	$ 2,673	$ 1,388	$ 97	$ 4,158	$ 163	$ 4,321
Depreciation and amortization	$ 70	$ 72	$ 3	$ 145	$ 1	$ 146
Equity in earnings of affiliated companies	$ 4	$ 5	$ 1	$ 10	$ —	$ 10
Income (loss) from operations before income taxes[4]	$ 408	$ 234	$ —	$ 642	$ (307)	$ 335
Assets[5]	$ 1,691	$ 1,458	$ —	$ 3,149	$ 376	$ 3,525
Total expenditures for additions to long-lived assets[6]	$ 114	$ 100	$ 3	$ 217	$ 4	$ 221

[1] Cabot divested its Purification Solutions business on March 1, 2022. Refer to Note D for the terms of this transaction.

[2] Unallocated and Other includes certain items and eliminations necessary to reflect management's reporting of operating segment results. These items are reflective of the segment reporting presented to the CODM.

[3] Consolidated Total Revenues from external customers reconciles to Net sales and other operating revenues on the Consolidated Statements of Operations. Revenues from external customers that are categorized as Unallocated and Other are summarized as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Shipping and handling fees	$ 123	$ 132	$ 162
By-product sales	8	5	8
Other	3	6	(7)
Total	$ 134	$ 143	$ 163

(4)   Consolidated Total Income (loss) from operations before income taxes reconciles to Income (loss) from operations before income taxes and equity in earnings of affiliated companies on the Consolidated Statements of Operations. Total Income (loss) from operations before income taxes that are categorized as Unallocated and Other includes:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
Interest expense	$ (81)	$ (90)	$ (56)
Certain items:[a]			
Argentina controlled currency devaluation and other losses	(43)	(7)	—
Global restructuring activities (Note O)	(13)	(4)	(3)
Legal and environmental matters and reserves (Note T)	(2)	(10)	(9)
Gain on sale of land	—	1	17
Acquisition and integration-related charges	—	(4)	(6)
Loss on sale of business and asset impairment charge (Note D)	—	(3)	(207)
Gain on bargain purchase of a business (Note C)	—	—	24
Specialty Fluids divestiture related benefit	—	—	5
Employee benefit plan settlement and other charges	—	—	1
Purification Solutions divestiture related charges	—	—	(5)
Other certain items	(1)	(2)	—
Total certain items, pre-tax	(59)	(29)	(183)
Unallocated corporate costs[b]	(68)	(54)	(59)
General unallocated income (expense)[c]	42	22	1
Less: Equity in earnings of affiliated companies, net of tax[d]	6	5	10
Total	$ (172)	$ (156)	$ (307)

[a]   Certain items are items that management does not consider representative of operating segment results and they are, therefore, excluded from Segment EBIT.

[b]   Unallocated corporate costs are not controlled by the segments and primarily benefit corporate interests.

[c]   General unallocated income (expense) consists of gains (losses) arising from foreign currency transactions, net of other foreign currency risk management activities, interest and dividend income, the profit or loss related to the corporate adjustment for unearned revenue, and unrealized holding gains (losses) for investments.

[d]   Equity in earnings of affiliated companies, net of tax is included in Segment EBIT and is removed from Unallocated and other to reconcile to Income (loss) from operations before taxes and equity in earnings from affiliated companies.

(5)   Unallocated and Other assets include cash, marketable securities, cost investments, income taxes receivable, deferred taxes, and headquarters' assets.

(6)   Expenditures for additions to long-lived assets include property, plant and equipment.

Geographic Information

    Revenues from external customers attributable to an individual country, other than the U.S. and China, were not material for disclosure. Revenues from external customers by individual country are summarized as follows:

	Years Ended September 30		
	2024	2023	2022
	(In millions)		
United States	$ 733	$ 738	$ 842
China	983	972	1,129
Other countries	2,278	2,221	2,350
Total	$ 3,994	$ 3,931	$ 4,321

Each of the Company's segments operates globally. In addition to presenting Revenue from external customers by reportable segment, the following tables further disaggregate Revenue from external customers by geographic region.

	Year Ended September 30, 2024		
	Reinforcement Materials	Performance Chemicals	Consolidated Total
	(In millions)		
Americas	$ 1,056	$ 378	$ 1,434
Asia Pacific	1,015	506	1,521
Europe, Middle East and Africa	539	366	905
Segment revenues from external customers	2,610	1,250	3,860
Unallocated and other			134
Net sales and other operating revenues			$ 3,994

	Year Ended September 30, 2023		
	Reinforcement Materials	Performance Chemicals	Consolidated Total
	(In millions)		
Americas	$ 1,046	$ 379	$ 1,425
Asia Pacific	995	491	1,486
Europe, Middle East and Africa	522	355	877
Segment revenues from external customers	2,563	1,225	3,788
Unallocated and other			143
Net sales and other operating revenues			$ 3,931

	Year Ended September 30, 2022			
	Reinforcement Materials[1]	Performance Chemicals	Purification Solutions	Consolidated Total
	(In millions)			
Americas	$ 1,072	$ 419	$ 43	$ 1,534
Asia Pacific	1,049	567	14	1,630
Europe, Middle East and Africa	552	402	40	994
Segment revenues from external customers	2,673	1,388	97	4,158
Unallocated and other				163
Net sales and other operating revenues				$ 4,321

Property, plant and equipment attributable to an individual country, other than the U.S. and China, were not material for disclosure. Property, plant and equipment information by individual country is summarized as follows:

	Years Ended September 30	
	2024	2023
	(In millions)	
United States	$ 643	$ 588
China	371	356
Other countries	520	468
Total	$ 1,534	$ 1,412

Note W. Subsequent Event

On July 19, 2024, Cabot entered into agreements to purchase certain assets and to license the related technology, which the Company expects to use in its manufacturing of certain products for its Battery Materials product line. Under these agreements, the Company paid $27 million at closing, which occurred in October 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cabot Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cabot Corporation and subsidiaries (the "Company") as of September 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 20, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Commitments and Contingencies — CWP Respirator Liabilities — Refer to Note T to the consolidated financial statements

Critical Audit Matter Description

The Company has exposure in connection with a safety respiratory products business previously owned by one of its subsidiaries. The respirator liabilities involve claims for personal injury, including asbestosis, silicosis and coal worker's pneumoconiosis ("CWP").

We identified CWP respirator liabilities, which are part of the total respirator liabilities, as a critical audit matter because there is significant uncertainty related to the number of future claims and the estimate of the cost to resolve pending and future claims. Audit procedures around CWP respirator liabilities required a high degree of auditor judgment and an increased extent of effort and specialized skill, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to respirator liabilities included the following, among others:

- We tested the effectiveness of controls over management's review of the determination of the CWP respirator liabilities, and the assumptions and data utilized by management.

- We evaluated the method and assumptions used by management to estimate the CWP respirator liabilities by utilizing our actuarial specialists to assist with the calculation of an independent estimate of the CWP respirator liabilities, and comparing our estimate to the Company's estimate.

- We assessed the appropriateness of the disclosures in the financial statements.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 20, 2024

We have served as the Company's auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cabot Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cabot Corporation and subsidiaries (the "Company") as of September 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended September 30, 2024, of the Company and our report dated November 20, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 20, 2024

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Cabot carried out an evaluation, under the supervision and with the participation of its management, including its principal executive officer and its principal financial officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of September 30, 2024. Based on that evaluation, Cabot's principal executive officer and its principal financial officer concluded that the Company's disclosure controls and procedures are effective with respect to the recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, of information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Cabot's management is responsible for establishing and maintaining adequate internal control over financial reporting for Cabot. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Cabot's management assessed the effectiveness of Cabot's internal control over financial reporting as of September 30, 2024 based on the framework established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Cabot's management concluded that Cabot's internal control over financial reporting was effective as of September 30, 2024.

Cabot's internal control over financial reporting as of September 30, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report above.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ending September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

(b). During our fiscal quarter ended September 30, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) entered into, modified (as to amount, price or timing of trades) or terminated (i) contracts, instructions or written plans for the purchase or sale of our securities that are intended to satisfy the conditions specified in Rule 10b5-1(c) under the Exchange Act for an affirmative defense against liability for trading in securities on the basis of material nonpublic information or (ii) non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

Item 10. *Directors, Executive Officers and Corporate Governance*

Certain information regarding our executive officers is included at the end of Part I of this annual report under the heading "Information about our Executive Officers."

Cabot has adopted a Code of Business Ethics that applies to all of the Company's employees and directors, including the Chief Executive Officer, the Chief Financial Officer, the Controller and other senior financial officers. The Code of Business Ethics is posted on our website, www.cabotcorp.com (under the "About Cabot" caption under "Company"). We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Business Ethics applicable to the Chief Executive Officer, the Chief Financial Officer, the Controller or other senior financial officers by posting such information on our website.

The other information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders ("Proxy Statement") and is herein incorporated by reference.

Item 11. *Executive Compensation*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a)   *Financial Statements*.

See "Index to Financial Statements" under Item 8 of this Form 10-K.

(b)   *Schedules*.

The Schedules have been omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

(c)   *Exhibits*. (Certain exhibits not included in copies of the Form 10-K sent to stockholders.)

The exhibit numbers in the Exhibit Index correspond to the numbers assigned to such exhibits in the Exhibit Table of Item 601 of Regulation S-K. Cabot will furnish to any stockholder, upon written request, any exhibit listed in the Exhibit Index, upon payment by such stockholder of the Company's reasonable expenses in furnishing such exhibit.

Exhibit Number	Description
3(a)	Restated Certificate of Incorporation of Cabot Corporation effective January 9, 2009 (incorporated herein by reference to Exhibit 3.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009).
3(b)	The By-laws of Cabot Corporation as amended May 11, 2023 (incorporated herein by reference to Exhibit 3.2 of Cabot's Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, file reference 1-5667, filed with the SEC on August 8, 2023).
4(a)	Indenture, dated as of December 1, 1987, between Cabot Corporation and The First National Bank of Boston, Trustee (the "Indenture")(incorporated herein by reference to Exhibit 4(a)(i) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2017, file reference 1-5667, filed with the SEC on November 22, 2017).

Exhibit Number	Description
4(a)(i)	Second Supplemental Indenture, dated as of January 31, 1997, between Cabot Corporation and State Street Bank and Trust Company, Trustee (incorporated herein by reference to Exhibit 4 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996, file reference 1-5667, filed with the SEC on February 14, 1997).
4(a)(ii)	Indenture, dated as of September 15, 2016, between Cabot Corporation and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot Corporation's Current Report on Form 8-K dated September 15, 2016, file reference 1-5667, filed with the SEC on September 15, 2016).
4(a)(iii)	First Supplemental Indenture, dated as of September 15, 2016, between Cabot Corporation and U.S. Bank National Association, as Trustee, including the form of Global Note attached as Annex A thereto, supplementing the Indenture dated as of September 15, 2016 (incorporated herein by reference to Exhibit 4.2 of Cabot Corporation's Current Report on Form 8-K dated September 15, 2016, file reference 1-5667, filed with the SEC on September 15, 2016).
4(a)(iv)	Second Supplemental Indenture, dated June 20, 2019, between Cabot Corporation and U.S. Bank National Association, including the form of Global Note attached as Annex A thereto supplementing the Indenture dates as of September 15, 2016 (incorporated by reference to Exhibit 4.1 of Cabot Corporation's Current Report on Form 8-K dated June 20, 2019, file reference 1-5667, filed with the SEC on June 20, 2019).
4(a)(v)	Indenture, dated June 22, 2022, between Cabot Corporation and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.1 of Cabot Corporation's Current Report on Form 8-K dated June 22, 2022, file reference 1-5667, filed with SEC on June 22, 2022).
4(a)(vi)	First Supplemental Indenture, dated June 22, 2022, between Cabot Corporation and U.S. Bank Trust Company, National Association. including the form of Global Note attached as Annex A thereto, supplementing the Indenture dated as of June 22, 2022 (incorporated herein by reference to Exhibit 4.2 of Cabot Corporation's Current Report on Form 8-K dated June 22, 2022, file reference 1-5667, filed with SEC on June 22, 2022).
4(b)	Description of Cabot Securities (incorporated by reference to Exhibit 4(b) of Cabot Corporation's Annual Report on Form 10-K for its fiscal year ended September 30, 2019, file reference 1-5667, filed with the SEC on November 22, 2019).
10(a)	Credit Agreement, dated August 6, 2021, among Cabot Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Citibank, N.A., Bank of America, N.A., Mizuho Bank, Ltd., TD Bank, N.A., and Wells Fargo Bank, National Association, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, file reference 1-5667, filed with the SEC on August 9, 2021).
10(a)(i)	Amendment No. 1, dated as of April 21, 2023, to Credit Agreement dated as of August 6, 2021, by and among Cabot Corporation, the designated borrowers, the lenders party thereto, and the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, file reference 1-5667, filed with the SEC on August 8, 2023).
10(a)(ii)	Amendment No. 2, dated as of July 27, 2023, to Credit Agreement dated as of August 6, 2021, by and among Cabot Corporation, the designated borrowers, the lenders party thereto, and the Administrative Agent (incorporated herein by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, file reference 1-5667, filed with the SEC on August 8, 2023).
10(a)(iii)	Amendment No. 3, dated as of September 20, 2023, to Credit Agreement dated as of August 6, 2021, by and among Cabot Corporation, the designated borrowers, the lenders party thereto, and the Administrative Agent. (incorporated herein by reference to Exhibit 10(a)(iii) to Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2023, file reference 1-5667, filed with the SEC on November 22, 2023).
10(b)	Credit Agreement, dated as of May 18, 2023, among certain subsidiaries of Cabot Corporation, guaranteed by Cabot Corporation, PNC Bank, National Association, ING Bank. N.V., Dublin branch, U.S. Bank National Association, and Mizuho Bank, Ltd. (incorporated herein by reference to Exhibit 10.3 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, file reference 1-5667, filed with the SEC on August 8, 2023).

Exhibit Number	Description
10(c)*	2009 Long-Term Incentive Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 30, 2012).
10(c)(i)*	2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, file reference 1-5667, filed with the SEC on May 8, 2017).
10(c)(ii)*	Amended and Restated 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, file reference 1-5667, filed with the SEC on May 5, 2021).
10(c)(iii)*	Cabot Corporation 2024 Non-Employee Director Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2024 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 26, 2024).
10(c)(vi)*	Cabot Corporation 2018 Short-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2018, file reference 1-5667, filed with the SEC on February 8, 2019).
10(d)*	Cabot Corporation Amended and Restated Senior Management Severance Protection Plan, dated March 9, 2012 (incorporated herein by reference to Exhibit 10.5 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, file reference 1-5667, filed with the SEC on May 7, 2012).
10(e)*	Form of Performance-Based Restricted Stock Unit Award Certificate under the Cabot Corporation 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(e) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2018, file reference 1-5667, filed with the SEC on November 21, 2018).
10(f)*	Form of Time-Based Restricted Stock Unit Award Certificate under the Cabot Corporation 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(f) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2018, file reference 1-5667, filed with the SEC on November 21, 2018).
10(g)*	Form of Stock Option Award Certificate under the Cabot Corporation 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(g) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2018, file reference 1-5667, filed with the SEC on November 21, 2018).
10(h)*	Form of Amendment of outstanding Time-Based Restricted Stock Units, Performance-Based Restricted Stock Units and Stock Options issued under the Cabot Corporation Amended and Restated 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(h) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2023, file reference 1-556, filed with the SEC on November 22, 2023).
10(i)*	Form of Time-Based Restricted Stock Unit Award Certificate under the Cabot Corporation Amended and Restated 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(i) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2023, file reference 1-557, filed with the SEC on November 22, 2023).
10(j)*	Form of Performance-Based Restricted Stock Unit Award Certificate under the Cabot Corporation Amended and Restated 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(j) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2023, file reference 1-557, filed with the SEC on November 22, 2023).
10(k)*	Form of Stock Option Award Certificate under the Cabot Corporation Amended and Restated 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10(k) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2023, file reference 1-557, filed with the SEC on November 22, 2023).

Exhibit Number	Description
10(l)*	Cabot Corporation Deferred Compensation and Supplemental Retirement Plan, amended and restated January 1, 2014 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, file reference 1-5667, filed with the SEC on February 6, 2014).
10(m)*	Cabot Corporation Non-Employee Directors' Deferral Plan, amended and restated January 1, 2014 (incorporated herein by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, file reference 1-5667, filed with the SEC on February 6, 2014).
10(n)*	Offer Letter dated February 12, 2021, between Cabot Corporation and Jeff Zhu, as amended by letter agreement dated February 4, 2021 (incorporated by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2020, file reference 1-5667, filed with the SEC on February 5, 2021).
10(o)*	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10(k) of Cabot's Annual Report on Form 10-K for its fiscal year ended September 30, 2022, file reference 1-5667, filed with the SEC on November 23, 2022).
19†	Cabot Corporation Policy on Transactions in Securities.
21†	Subsidiaries of Cabot Corporation.
23†	Consent of Deloitte & Touche LLP.
31(i)†	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
31(ii)†	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
32††	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.
97†	Cabot Corporation Policy for Recoupment of Incentive Compensation.
101.INS†	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH†	Inline XBRL Taxonomy Extension Schema Document.
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104†	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Management contract or compensatory plan or arrangement.

† Filed herewith.

†† Furnished herewith.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABOT CORPORATION

BY: ___/s/   SEAN D. KEOHANE___
Sean D. Keohane
President and Chief Executive Officer

Date: November 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ SEAN D. KEOHANE Sean D. Keohane	Director, President and Chief Executive Officer	November 20, 2024
/s/ ERICA MCLAUGHLIN Erica McLaughlin	Executive Vice President and Chief Financial Officer (principal financial officer)	November 20, 2024
/s/ LISA M. DUMONT Lisa M. Dumont	Vice President, Controller and Chief Accounting Officer (Chief Accounting Officer)	November 20, 2024
/s/ MICHAEL M. MORROW Michael M. Morrow	Director, Non-Executive Chair of the Board	November 20, 2024
/s/ CYNTHIA A. ARNOLD Cynthia A. Arnold	Director	November 20, 2024
/s/ DOUGLAS DEL GROSSO Douglas Del Grosso	Director	November 20, 2024
/s/ JUAN ENRIQUEZ Juan Enriquez	Director	November 20, 2024
/s/ WILLIAM C. KIRBY William C. Kirby	Director	November 20, 2024
/s/ RAFFIQ NATHOO Raffiq Nathoo	Director	November 20, 2024
/s/ THIERRY VANLANCKER Thierry Vanlancker	Director	November 20, 2024
/s/ MICHELLE E. WILLIAMS Michelle E. Williams	Director	November 20, 2024
/s/ FRANK A. WILSON Frank A. Wilson	Director	November 20, 2024
/s/ MATTHIAS L. WOLFGRUBER Matthias L. Wolfgruber	Director	November 20, 2024
/s/ CHRISTINE Y. YAN Christine Y. Yan	Director	November 20, 2024

Exhibit 19

CABOT CORPORATION

POLICY ON TRANSACTIONS IN SECURITIES

(Adopted by Cabot's Board of Directors on March 11, 2005, and as amended through September 15, 2023)

1.   *Background and Purpose*

The federal securities laws prohibit any Company insiders from purchasing or selling Company securities on the basis of material nonpublic information concerning the Company, or from disclosing material nonpublic information to others who might trade on the basis of that information. These laws impose severe sanctions on individuals who violate them. In addition, the Securities and Exchange Commission has the authority to impose large fines on the Company and on members of the Company's Board of Directors (each, a "Director" and, collectively, the "Directors"), executive officers and controlling stockholders if the Company's employees engage in insider trading and the Company has failed to take appropriate steps to prevent it (so-called "controlling person" liability).

This insider trading policy is being adopted in light of these legal requirements, and with the goal of helping:

- prevent inadvertent violations of the insider trading laws;

- avoid proxy disclosure of reporting violations by persons subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

- avoid even the appearance of impropriety on the part of those employed by, or associated with, the Company;

- protect the Company from controlling person liability; and

- protect the reputation of the Company, its Directors and its employees.

In addition, it is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. The responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any director, officer or employee pursuant to this policy (other otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

This policy applies to transactions in the Company's securities, including the Company's common stock, options to purchase common stock, bonds or any other type of security that the Company may issue, including preferred stock, convertible debt and warrants.

2. ***Prohibition on Trading While Aware of Material Nonpublic Information; Prohibition on Tipping Others***

This Section 2 applies to:

- all Directors;

- all employees;

- all family members of Directors and employees who share the same address as, or whose transactions in the Company's securities are directed by them or are subject to their influence or control (such as parents or children who consult with them before they trade), the Director or employee;

- other persons, such as contractors or consultants, who have access to material nonpublic information, designated by the General Counsel; and

- all corporations, partnerships, trusts or other entities owned or controlled by any of the above persons.

No person covered by this Section 2 may:

- purchase, sell, gift or donate any securities of the Company while he or she is aware of any material nonpublic information concerning the Company;

- disclose to any other person any material nonpublic information concerning the Company if it is reasonably foreseeable that such person may use that information in purchasing or selling Company securities;

- purchase, sell, gift or donate any securities of another company while he or she is aware of any material nonpublic information concerning such other company which he or she learned in the course of his or her service as a Director or employee of the Company;

- disclose to any other person any material nonpublic information concerning another company which he or she learned in the course of his or her service as a Director or employee of the Company if it is reasonably foreseeable that such person may use that information in purchasing or selling securities of such other company; or

- assist anyone engaged in the above activities in contravention of this policy.

There are no exceptions to this policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempt from this policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

3.   *Definition of Material Nonpublic Information*

Information is considered "material" if a reasonable investor would consider the information important in making a decision to buy, hold or sell securities. Information expected to affect the Company's stock price, whether positive or negative, should be considered material.

Common examples of information that will frequently be regarded as material are:

- projections of future earnings or losses or other earnings guidance;

- earnings or losses that are significantly higher or lower than generally expected by the investment community;

- a pending or proposed material merger, acquisition, tender offer, or an acquisition or disposition of significant assets;

- a change in senior management, the Board of Directors or other major changes in personnel;

- major events regarding the Company's securities, including the declaration of a stock split or the offering of additional securities;

- severe financial liquidity problems;

- actual or threatened major litigation, or the resolution of such litigation;

- the loss of a material customer, business or financing source;

- significant cybersecurity breaches; and

- important product developments.

Other types of information may also be material; no complete list can be given.

"Nonpublic" information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been broadly disseminated to the marketplace (for example, by means of a filing with the Securities and Exchange Commission, such as a Form 8-K or other periodic report, a press release or a publicly accessible conference call) and enough time has elapsed to permit the investing public to absorb and evaluate the information. As a general matter, the Company considers one trading day to be a sufficient period for new information to be absorbed and evaluated by the market.

Whether a particular item is "material" or "nonpublic" will be judged with the benefit of hindsight. Persons with any questions as to whether information may be considered "material" and "nonpublic" should contact the Company's General Counsel.

4.   ***Blackout Periods***

The prohibitions in this section apply to:

- all Directors;

- all officers of the Company;

- such other employees as are designated from time to time by the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel as being subject to Section 4;

- all family members of any of the above persons who share the same address as, or whose transactions in the Company's securities are directed by them or are subject to their influence or control (such as parents or children who consult with them before they trade); and

- all corporations, partnerships, trusts or other entities owned or controlled by any of the above persons.

In addition to the trading restrictions described in Section 2, no person described in Section 4 may purchase, sell, gift or donate any securities of the Company during the following time periods (each, a "corporate blackout period"):

- earnings blackout - beginning at the close of business on the fifteenth calendar day of the third month of each fiscal quarter and ending upon the completion of the first full trading day after the public announcement of earnings for such quarter; or

- special blackout - during such other periods as may be established from time to time by the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel in light of particular events or developments affecting the Company.

In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel, designated persons should refrain from trading in the Company's securities prior to the commencement of the earnings blackout. In that situation, the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel may notify these persons that they should not trade in the Company's securities without disclosing the reason for the restriction. No person covered by this Section 4 shall inform a person not covered by this Section 4 that an extended earnings blackout or a special blackout period is in effect. Even if the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel has not designated you as a person who should not trade due to a blackout period, you should not trade while aware of material nonpublic information.

5.   *Exemptions*

The prohibitions on purchases, sales, gifts and donations of Company securities while aware of material nonpublic information or during corporate blackout periods do not apply to:

- Purchases made under the Employee Stock Purchase Plan resulting from a periodic contribution of money to the plan pursuant to an employee's then current election; provided, however, that subsequent transactions in the securities so acquired are subject to the policy. The prohibitions of this policy do apply to elections to participate in the plan or to change the amount being contributed to it.

- Exercises of stock options or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable stock option acquired pursuant to a Company equity incentive plan; provided, however, that subsequent transactions in the securities so acquired (either outright or in connection with a "cashless" exercise transaction through a broker) as well as any other market sale for the purpose of generating the cash needed to pay the exercise price of or taxes associated with an option are subject to the policy.

- The vesting of restricted stock units or the surrender of shares to the Company in satisfaction of any tax withholding obligations incurred in connection with the vesting of shares of restricted stock or restricted stock units in a manner permitted by the applicable award agreement; provided, however, that subsequent transactions in the remaining vested securities are subject to the policy.

- Purchases of Company stock in the Cabot 401(k) Plan resulting from a periodic contribution of money to the plan pursuant to a payroll deduction election or any Company contribution. The trading restrictions do apply, however, to elections made under the Cabot 401(k) Plan to (a) increase or decrease the percentage of a periodic contribution allocated to the Cabot Common Stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Cabot Common Stock fund, (c) borrow money against a 401(k) Plan account if the loan will result in a liquidation of some or all of a participant's Cabot Common Stock fund balance, and (d) pre-pay a loan from the 401(k) Plan if the pre-payment will result in the allocation of loan proceeds to the Cabot Common Stock fund.

5

- Elections to purchase or purchases of securities from the Company or sales or pledges of securities to the Company.

- Donations of securities of the Company to any person or entity to whom this policy applies.

- Transactions in mutual funds that are invested in the Company's securities.

- Purchases or sales made pursuant to a written binding contract, plan or specific instruction which is adopted and operated in compliance with Rule 10b5-1 (a "Rule 10b5-1 trading plan") was approved by the Company's Law Department prior to its adoption, amendment or termination.

In addition, any purchase of the Company's securities from the Company or sales of the Company's securities to the Company not already identified in this Section 5 are not subject to this policy.

6. ***Procedures for Pre-Clearance and Section 16 Reporting of Securities Transactions***

This Section 6 applies to:

- all Directors;

- all officers of the Company and all other persons who have been designated "officers" of the Company, as such term is defined in Securities and Exchange Commission regulations issued under Section 16 of the Exchange Act (referred to as "Section 16 officers");

- such other employees as are designated from time to time by the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel as being subject to Section 6;

- all family members of any of the above persons who share the same address as, or whose transactions in the Company's securities are directed by them or are subject to their influence or control (such as parents or children who consult with them before they trade); and

- all corporations, partnerships, trusts or other entities owned or controlled by any of the above persons.

No person covered by this Section 6 may purchase, sell, donate or otherwise acquire or dispose of securities of the Company, other than in an exempt transaction (as defined below), unless he or she pre-clears such transaction with the General Counsel. When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those

6

circumstances to the General Counsel. For purposes of this Section 6, an "exempt transaction" shall mean:

- an acquisition of shares of Company common stock pursuant to the Employee Stock Purchase Plan;

- purchases of Company stock in the Cabot 401(k) Plan resulting from a periodic contribution of money to the plan pursuant to a payroll deduction election or any Company contribution;

- an acquisition of Company securities pursuant to a stock split, stock dividend or pro rata distribution to Company stockholders;

- an acquisition pursuant to a dividend or interest reinvestment plan satisfying the conditions of Rule 16a-11 under the Exchange Act; and

- an acquisition or disposition of Company securities pursuant to a domestic relations order, as defined in the Internal Revenue Code.

A request for pre-clearance should be submitted at least two days in advance of the proposed purchase, sale or other acquisition or disposition of securities of the Company by submitting in writing or by e-mail a Request for Clearance of Securities Transaction using the form attached to this Policy to describe the type of proposed transaction (an open market purchase, a privately negotiated sale, an option exercise, etc.), the proposed date of the transaction, and whether the proposed transaction will be effected by the Director, the officer or Section 16 officer or by a relative or affiliated entity. For purposes of this Section 6, a purchase, sale, donation or other acquisition or disposition shall be deemed to occur at the time the person becomes irrevocably committed to it; in the case of an open market purchase or sale, this occurs when the trade is executed (not when it settles). The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction for any or no reason. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in the Company's securities and should not inform any other person of the restriction. If permission is granted, the requestor must complete the proposed transaction within three trading days or make a new request.

In order to assist the Company's Directors and Section 16 officers comply with their reporting obligations under Section 16 of the Exchange Act, any broker representing a Director or Section 16 officer should be provided with a Broker Instruction/Representation Form that advises the broker that the individual is a Section 16 reporting person and, when completed, (i) prohibits the broker from entering an order without first verifying with the Company that a proposed transaction has been pre-cleared and (ii) requires the broker to report the details of any transaction immediately to the Company.

7. ***Other Prohibitions on Trading Activities***

This Section 7 applies to:

7

- all Directors;

- all participants in the Company's long-term equity incentive compensation program;

- all family members of any of the above persons who share the same address as, or whose transactions in the Company's are directed by them or are subject to their influence or control (such as parents or children who consult with them before they trade); and

- all corporations, partnerships, trusts or other entities owned or controlled by any of the above persons.

No person covered by this Section 7 may:

- engage in any short sales of Company securities, including short sales "against the box" (i.e., short selling securities already owned);

- purchase, sell, or enter into other arrangements involving, puts, calls or other derivative securities on the Company's securities or otherwise enter into hedging transactions (by means of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds);

- issue any standing or limit orders for the sale of the Company's common stock that remain outstanding for more than one (1) day other than in connection with a Rule 10b5-1 trading plan adopted in compliance with this policy; or

- hold the Company's securities in a margin account or pledging the Company's securities as collateral for a loan.

8.   *Post-Termination Transactions.*

This policy continues to apply to transactions in the Company's securities even after the termination of a person's employment or other services to the Company. If an individual is aware of material nonpublic information when his or her employment or service relationship terminates, he or she may not trade in the Company's securities until that information has become public or is no longer material.

9.   *Penalties for Violation*

The ultimate responsibility for adhering to this policy and avoiding improper trading rests with persons covered by this policy. Violation of any of the foregoing rules is grounds for disciplinary action by the Company, including employment termination.

Any inquiries regarding this policy should be addressed to the General Counsel of the Company, Karen Kalita, at Karen.Kalita@cabotcorp.com, or the Corporate Secretary and Chief Counsel-Securities and Governance, Jane A. Bell, at jane.bell@cabotcorp.com.

Cabot Corporation
Policy on Transactions in Securities

Form of Request for Clearance of Securities Transactions

Name:	
Title:	
Proposed Transaction Date[1]:	
Type of Transaction (e.g., purchase, sale, gift):	
Type of Security:	
Number of Shares:	

I hereby certify that I have reviewed the Cabot Corporation's Policy on Transactions in Securities and that I am not aware of any material nonpublic information about Cabot Corporation. I acknowledge that violation of the Policy will result in disciplinary action, up to and including termination for cause and may result in severe legal penalties under applicable securities laws.

(Signature)

Date:

[1] Transactions must be consummated within three business days of receipt of clearance from the General Counsel (or other designated attorneys) unless an exception is granted or the person becomes aware of material nonpublic information before the trade is executed, in which case the preclearance is void and the transaction must not be completed.

Exhibit 21

Subsidiaries of Cabot Corporation (as of September 30, 2024)*

Subsidiary	State/Jurisdiction of Incorporation
Cabot Argentina S.A.I.C.	Argentina
Cabot Australia Holdings Pty. Ltd.	Australia
Cabot Plastics Belgium S.A.	Belgium
Cabot Performance Materials Belgium S.P.R.L.	Belgium
Cabot Brasil Industria e Comércio Ltda.	Brazil
Cabot Canada Ltd.	Ontario, Canada
8755329 Canada, Inc.	Quebec, Canada
Tech Blend Corporation	Quebec, Canada
Cabot Plastics Canada LP	Quebec, Canada
Cabot Plastics Hong Kong Limited	China
Shanghai Cabot Chemical Company Ltd.	China
Cabot (China) Limited	China
Cabot Advanced Battery Materials (Tianjin) Co., Ltd	China
Cabot Bluestar Chemical (Jiangxi) Co., Ltd.	China
Cabot Chemical (Tianjin) Co., Ltd.	China
Cabot Performance Materials (Shenzhen) Co., Ltd.	China
Cabot Performance Materials (Zhuhai) Co., Ltd.	China
Cabot Performance Products (Tianjin) Co., Ltd.	China
Cabot Risun Chemical (Xingtai) Co., Ltd.	China
Cabot HengYeCheng Performance Materials (Inner-Mongolia) Company Limited	China
Cabot Performance Materials (Xuzhou) Co., Ltd. (fka NSCC Carbon (Jiangsu) Co., Ltd.)	China
Cabot Colombiana S.A.S.	Colombia
CS Cabot spol, s.r.o.	Czech Republic
Cabot Czech Holding Company s.r.o.	Czech Republic
Cabot France S.A.S.	France
Cabot Carbone S.A.S.	France
Cabot GmbH	Germany
Cabot Holdings I GmbH	Germany
Cabot Holdings II GmbH	Germany
Cabot Aerogel GmbH	Germany
Cabot Battery Materials GmbH	Germany

Subsidiary	State/Jurisdiction of Incorporation
Cabot India Private Limited	India
P.T. Cabot Indonesia	Indonesia
PT Cabot Asia Pacific South	Indonesia
Cabot Italiana S.p.A.	Italy
Cabot Performance Materials Italy S.r.l	Italy
Aizu Holdings G.K.	Japan
Cabot Japan K.K.	Japan
Cabot Supermetals K.K.	Japan
Cabot Specialty Chemicals, Inc. G.K.	Japan
Cabot Korea Y.H.	Korea
SIA Cabot Latvia	Latvia
Cabot Luxembourg Holdings S.à.r.l.	Luxembourg
Cabot Luxembourg Holdings II S.à.r.l.	Luxembourg
Cabot Luxembourg Investments S.à.r.l.	Luxembourg
Cabot Luxembourg TC S.à.r.l.	Luxembourg
Cabot NHUMO Holdings I S.à.r.l.	Luxembourg
Cabot Asia Sdn. Bhd.	Malaysia
Cabot Materials Research Sdn Bhd.	Malaysia
Cabot (Malaysia) Sdn. Bhd.	Malaysia
CMHC, Inc.	Mauritius
Cabot Singapore Pte. Ltd.	Singapore
Cabot NHUMO Holding S.A.P.I., de C.V.	Mexico
Cabot Specialty Chemicals Mexico S.A.P.I. de C.V.	Mexico
Cabot S.A.	Spain
Cabot Battery Materials, S.A.	Spain
Cabot International GmbH	Switzerland
Cabot Switzerland GmbH	Switzerland
Cabot B.V.	The Netherlands
Cabot Finance B.V.	The Netherlands
Cabot Performance Materials Netherlands B.V.	The Netherlands
Black Rose Investments Limited	British Virgin Islands
Dragón Verde Investments Limited	British Virgin Islands
AHB Investments Limited	British Virgin Islands
HDF Investments Limited	British Virgin Islands

Subsidiary	State/Jurisdiction of Incorporation
Ramaai Holdings Limited	British Virgin Islands
Cabot Performance Products FZE	Dubai, United Arab Emirates
Botsel Limited	United Kingdom (England)
Cabot Carbon Limited	United Kingdom (England)
Cabot G.B. Limited	United Kingdom (England)
Cabot Plastics Limited	United Kingdom (England)
Cabot U.K. Limited	United Kingdom (England)
Cabot UK Holdings Limited	United Kingdom (England)
Cabot Performance Materials UK Limited	United Kingdom (England)
Cabot Activated Carbon Holdings UK Limited	United Kingdom (England)
Cabot Activated Carbon UK Limited	United Kingdom (England)
Applied NanoStructured Solutions, LLC	Delaware, United States
Beyond Lotus LLC	Delaware, United States
Cabot Asia Investments Corporation	Delaware, United States
Cabot Ceramics, Inc.	Delaware, United States
Cabot Corporation Foundation, Inc.	Massachusetts, United States
Cabot CSC LLC	Delaware, United States
Cabot Holdings LLC	Delaware, United States
Cabot Insurance Co. Ltd. (Vermont)	Vermont, United States
Cabot International Capital Corporation	Delaware, United States
Cabot Specialty Chemicals, Inc.	Delaware, United States
CDE Company	Delaware, United States
Energy Transport Limited LLC	Delaware, United States
Kawecki Chemicals, Inc.	Delaware, United States
Cabot Activated Carbon LLC	Delaware, United States
Northeast Boulevard, LLC	Florida, United States
Representaciones 1, 2 y 3 C.A.	Venezuela
Valores Ramaai C.A.	Venezuela

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-276078 on Form S-3 and Registration Statement Nos. 333-278381, 333-177176, 333-134134, 333-158991, 333-161253, 333-181391, 333-96881, 333-216707 and 333-255782 on Form S-8 of our reports dated November 20, 2024, relating to the financial statements of Cabot Corporation, and the effectiveness of Cabot Corporation's internal control over financial reporting, appearing in the Annual Report on Form 10-K of Cabot Corporation for the year ended September 30, 2024.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 20, 2024

Exhibit 31(i)

Principal Executive Officer Certification

I, Sean D. Keohane, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2024

/s/   SEAN D. KEOHANE
_____

Sean D. Keohane
President and
Chief Executive Officer

Exhibit 31(ii)

Principal Financial Officer Certification

I, Erica McLaughlin, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2024

/s/   ERICA MCLAUGHLIN

Erica McLaughlin
Executive Vice President and
Chief Financial Officer

Exhibit 32

Certifications Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K for the year ended September 30, 2024 (the "Report") by Cabot Corporation (the "Company"), each of the undersigned hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 20, 2024

/s/ SEAN D. KEOHANE
Sean D. Keohane
President and
Chief Executive Officer

November 20, 2024

/s/ ERICA MCLAUGHLIN
Erica McLaughlin
Executive Vice President and
Chief Financial Officer

Exhibit 97

CABOT CORPORATION
POLICY FOR RECOUPMENT OF INCENTIVE COMPENSATION

1. Introduction

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations thereunder, the Board of Directors (the "Board") of Cabot Corporation (the "Company") has adopted a policy (the "Policy") providing for the Company's recoupment of certain incentive-based compensation received by Covered Executives (as defined below) in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws. This Policy is designed to comply with, and shall be construed and interpreted to be consistent with, Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act and Section 303A.14 of the New York Stock Exchange LLC Listed Company Manual.

2. Administration

Administration and enforcement of this Policy is delegated to the Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the "Committee"). The Committee shall make all determinations under this Policy in its sole discretion. Determinations of the Committee under this Policy need not be uniform with respect to any or all Covered Executives and will be final and binding.

3. Effective Date

This Policy shall be effective as of October 2, 2023 (the "Effective Date") and shall apply only to Covered Compensation (as defined below) that is received by Covered Executives on or after the Effective Date.

4. Covered Executives

This Policy covers each current or former officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended and any other member of the Company's Management Executive Committee (as constituted from time to time and including any successor management committee) (each, a "Covered Executive").

5. Covered Compensation

This Policy applies to any cash-based and equity-based incentive compensation, bonuses, and awards granted, paid, earned or that become vested wholly or in part upon the attainment of any financial reporting measure ("Covered Compensation") to Covered Executives. For the avoidance of doubt, none of the following shall be deemed to be Covered Compensation: base salary, a bonus that is paid solely at the discretion of the Committee or Board and not paid from a bonus pool determined by satisfying a financial reporting measure performance goal, and cash or equity-based awards that are earned solely upon satisfaction of one or more subjective or strategic standards.

Exhibit 97

This Policy shall apply to any Covered Compensation received by an employee who served as a Covered Executive at any time during the performance period for that Covered Compensation.

6. Financial Restatements; Recoupment

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (such an accounting restatement, a "Restatement"), the Committee shall review the Covered Compensation received by a Covered Executive during the three-year period preceding the Required Financial Restatement Date as well as any transition period that results from a change in the Company's fiscal year within or immediately following those three completed fiscal years. Regardless of whether the Company filed the restated financial statements, the Committee shall, to the full extent permitted by governing law, seek recoupment of any Covered Compensation, whether in the form of cash or equity, received by a Covered Executive (computed without regard to any taxes paid), if and to the extent:

a. the amount of the Covered Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a Restatement; and

b. the amount of the Covered Compensation that would have been received by the Covered Executive had the financial results been properly reported would have been lower than the amount actually awarded (any such amount, "Erroneously Awarded Compensation").

To the extent Covered Compensation was based on the achievement of a financial reporting measure, but the amount of such Covered Compensation was not awarded or paid on a formulaic basis, the Committee shall determine the amount, if any, of such Covered Compensation that is deemed to be Erroneously Awarded Compensation.

For purposes of this Policy, the "Required Financial Restatement Date" is the earlier to occur of:

a. the date the Board, a committee of the Board, or any officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

b. the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For the avoidance of doubt, a Covered Executive will be deemed to have received Covered Compensation in the Company's fiscal period during which the financial reporting measure

Exhibit 97

specified in the award is attained, even if the Covered Executive remains subject to additional payment conditions with respect to such award.

7. **Method of Recoupment**

The Committee will determine, in its sole discretion, the method for recouping Erroneously Awarded Compensation, which may include, without limitation:

    a.   requiring reimbursement of cash incentive compensation previously paid;

    b.   cancelling or rescinding some or all outstanding vested or unvested equity (and/or equity-based) awards;

    c.   adjusting or withholding from unpaid compensation or other set-off to the extent permitted by applicable law; and/or

    d.   reducing or eliminating future salary increases, cash-based or equity-based incentive compensation, bonuses, awards or severance.

8. **Impracticability Exceptions**

The Committee shall not seek recoupment of any Erroneously Awarded Compensation to the extent it determines that:

    a.   the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of Erroneously Awarded Compensation to be recovered;

    b.   recovery would violate home country law where that law was adopted prior to November 28, 2022; and/or

    c.   recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Sections 401(a)(13) and 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

9. **No Indemnification**

For the avoidance of doubt, the Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation or any Covered Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Company's enforcement of its rights under this Policy.

10. **Severability**

If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such

Exhibit 97

invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

11. Amendments

The Committee may amend, modify or terminate this Policy in whole or in part at any time and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

12. No Impairment of Other Remedies

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company may have, the Company's ability to enforce, without duplication, the recoupment provisions set forth in any separate Company policy or in any Company plan, program or agreement (each, a "Separate Recoupment Policy" and collectively, the "Separate Recoupment Policies"), or any actions that may be imposed by law enforcement agencies, regulators or other authorities. Notwithstanding the foregoing, in the event of a Restatement, the provisions of this Policy shall control and any additional recoupment provisions set forth in a Separate Recoupment Policy to which a Covered Executive is subject that provide the Company the right to seek recoupment in the event of a Restatement shall not apply to any Covered Executive. The Company may also adopt additional Separate Recoupment Policies in the future or amend existing requirements as required by law or regulation.

Exhibit 97

CABOT CORPORATION

CLAWBACK POLICY ACKNOWLEDGMENT

Reference is made to the Cabot Corporation Policy for Recoupment of Incentive Compensation, effective as of October 2, 2023 (the "Clawback Policy"). By signing in the space indicated below, you acknowledge and agree that you have received and understand the Clawback Policy and that effective as of [DATE] the Clawback Policy applies and will continue to apply to you during and after your employment in accordance with its terms.

PARTICIPANT:

_____

Name: [NAME]

DATE: [DATE], 2023

CORPORATE HEADQUARTERS

Cabot Corporation
Two Seaport Lane, Suite 1400
Boston, Massachusetts 02210-2019
617 345 0100

Investor Relations

Investor inquiries are welcome and individuals are invited to contact us through our investor website at **cabotcorp.com/investors** or by telephone at 617 342 6255.

Stock Listing

Cabot Corporation common stock is listed on the New York Stock Exchange under the symbol CBT.

Annual Meeting

The Annual Meeting of Stockholders will be held on March 13, 2025 at 4:00 p.m. ET in a virtual meeting format via live webcast at meetnow.global/MSHNRKJ. All stockholders are invited to attend.

Stock Transfer Agent and Registrar

Registered shareholders may contact the transfer agent by Internet, phone or in writing for information or assistance with receiving proxy materials electronically by internet, transfers of stock ownership, direct deposit of dividend payments, dividend check replacements, account history, lost stock certificates, taxable income or to report address changes. The transfer agent provides telephone assistance Monday through Friday, 9:00 a.m. to 5:00 p.m. ET. Extended service is available 24 hours a day, seven days a week to callers
with touch-tone telephones through the transfer agent's Interactive Voice Response (IVR) System.

When using the IVR system, mention Cabot Corporation as your stock holding and be prepared to provide your name, Social Security number, if applicable, or your Computershare account number. Please include your address and telephone number in all correspondence with the transfer agent.

Computershare Trust Company, N.A.
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Stockholder Inquiries: 781 575 2879 or 800 730 4001

For the hearing impaired: 800 952 9245 (TTY/TDD)

As an alternative to calling Computershare, you can easily manage your account anytime, anywhere with no waiting by visiting their Quick Access Hub at http://cshare.us/qahub to view statements, stock value, share balance, replace checks, add or change account beneficiaries, update an address, and enroll in direct deposit or to receive text message notifications.

Stockholder Website: **computershare.com/investor**
Click on "Contact Us" link at the top or bottom of the webpage for online stockholder inquiries.

For more information about Cabot Corporation and our businesses, please visit our website at: cabotcorp.com

